NTS

Consulting Services for

The Audit Committee of NTS Realty Capital, Inc., the Managing General Partner of NTS Realty Holding Limited Partnership

U.S. Equities Realty

INTRODUCTION/SCOPE

Table of Contents

INTRODUCTION / SCOPE

Management Agreement Review
NTS Realty Holdings Limited Partnership

U.S. Equities Asset Management, LLC has been retained by Shefsky & Froelich Ltd., on behalf of the Audit Committee of NTS Realty Capital, Inc., the managing general partner of NTS Realty Holdings Limited Partnership ("NTS Realty"), to provide consulting services to review and consider the reasonableness of the current Management Agreement between NTS Realty Holdings, as Owner, and NTS Development Company, its Manager. The overall objective of the consulting assignment also includes a review of the property management and other fees, charges and reimbursables allowed under the existing Management Agreement and to potentially make recommendations for revisions to the Management Agreement going forward.

Our scope of work has included a review of the existing Management Agreement, NTS Realty's Agreement of Limited Partnership and portions of its registration statement Form S-4 as filed with the Securities and Exchange Commission. We have also reviewed information provided regarding the properties owned by NTS Realty and the NTS Development Company organizational structure including its employees' job duties and costs, in order to understand the professional resources, experience and capabilities provided by NTS Development Company in performing real estate services under the existing Management Agreement. Additional documents reviewed were confidential salary information, commercial contract services language, apartment lease for The Willows Apartments, standard office lease agreement, shopping center lease, and NTS Realty employee allocations spreadsheet.

Our team has researched the markets where NTS Realty's properties reside, focusing primarily on market management, transaction, leasing, construction supervision, and various asset management fees for property types analogous to those in the NTS Realty's portfolio. Our research includes reference to our own individual contacts in the industry as well as reviews of various data provided through industry associations such as IREM (Institute of Real Estate Management), ULI (Urban Land Institute) and BOMA (Building Owners and Managers Association) for the local and regional markets including Louisville and Lexington, Kentucky; Indianapolis, Indiana; Atlanta, Georgia; and Fort Lauderdale, Florida.

Individual market resources include interviews and discussions with representatives of national and regional firms such as Equity Office, Equity Residential, BPG Properties, Ltd., Carter Companies, Colliers Turley Martin Tucker, CB Richard Ellis, Grubb & Ellis, The Webb Companies, and Tikijan Associates, among others.

Our research, along with data review, interviews, discussions and physical property and market tours has informed this report and the observations, comments and recommendations which follow in our discussion of the Management Agreement and the various types and amounts of fees and reimbursements which are reasonable to include in the Management Agreement going forward.


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SITE VISITS

Site Visits

The primary purpose of making site visits to individual properties owned by NTS Realty was to establish a clear understanding of 1) the condition of the properties, the quality of their operations, and the management style of NTS Development Company; 2) how the properties are positioned in their various marketplaces; and 3) the level and breadth of professional real estate services required to maintain and enhance the performance and profitability of each asset.

On October 18, 2005, Katie Scott, Executive Vice President and Managing Director, and Dean Johnson, Senior Vice President, U.S. Equities Asset Management met with Greg Wells and toured the two residential properties, Willow Lake and The Lakes, in Indianapolis, Indiana. We met the on-site management staff and were given a tour of both properties by Gabrielle Evan, District Manager. The overall appearance, curb appeal, and landscaping of both properties appeared to be in excellent condition. We toured various market-ready apartment model units which were well-appointed. While walking the site, we observed the maintenance staff, which was very professional and courteous to the residents and visitors.

The following day, October 19, 2005, we visited the headquarters of NTS Development Company and met with its corporate executives and representatives of senior management and staff, touring the headquarters office and observing the activities, interaction and separate functions of its corporate and operating departments. All management employees we met were friendly, courteous and knowledgeable about their individual duties, the company and the industry.

We then toured all NTS Realty's properties in Louisville and Lexington, Kentucky. Again, we toured market-ready apartment units at the various residential complexes, vacant market-ready office space at selected office and business centers, as well as retail properties. At each property we visited, we noticed its special, signature features and the overall curb appeal. All of the properties were artistically landscaped; grounds clean of debris, parking lots striped and seal-coated to give the best possible appearance. Each property's amenities, club house facilities, swimming pools and management offices were presented graciously, and intelligent, service-oriented managers were proud to show their property and to convey their enthusiasm for their jobs.

On November 14, 2005, we visited the Peachtree Business Center in Norcross, Georgia. The property appeared to be highly occupied and again the NTS standards of property management and quality of on-site maintenance were experienced.

Unfortunately, damaging storms in Florida prevented us from visiting Lakeshore Business Centers I, II and II in Fort Lauderdale and we did not visit the properties in Orlando, as their sale was pending. At this point, we had visited approximately 85% of the properties and felt that we had an adequate understanding of the portfolio.

MANAGEMENT AGREEMENT REVIEW & RECOMMENDATIONS

General Observations

Under the existing Management Agreement between NTS Realty (Owner) and NTS Development Company (Manager), NTS Development Company takes on the role as owner's exclusive renting and management agent including responsibility for day-to-day operations, collections, legal actions, financial reporting and accounting, employment of management staff, lease negotiations and documentation, performing ordinary repairs and coordinating major capital work, rehabilitation and/or redevelopment projects.

NTS Development Company is expected to provide employees qualified to perform all of the services called for under the agreement, or to subcontract or engage third parties to assist in performing its duties under the Agreement.

Our study of the organizational structure of the firm, its leadership and staff establishes that the employees of NTS Development Company are very dedicated and highly capable of delivering the requisite skills to provide superior property management, leasing, legal, project management, construction supervision, maintenance, accounting and finance, marketing and support services such as human resources and information technology services.

Experienced professionals of the firm are organized in functional departments such as commercial management and leasing, multi-family management and leasing, legal, accounting, etc. Their time is allocated efficiently to properties in order to respond to the needs and requirements of each property in any given year. This organizational structure and service delivery methodology allows the company to operate flexibly, offering sophisticated human resources and management systems to a diverse portfolio of properties by type and geography. As well, the benefits of the support and leadership available to the field staff for each property are enhanced because team members of the various corporate departments of NTS Development Company retain a familiarity with the operational details and challenges of each property, yet bring a special expertise gained from working over the entire portfolio. By providing skilled, professional services through direct employees, NTS Development Company is able to eliminate, or drastically reduce, costs to the Owner for outside technical consultants, lawyers, etc. Also, a wide range of services can always be provided in a timely manner by professionals dedicated to the long-term success of each property's financial performance. By contrast, many property management companies, both regional and national, do not have full-service, readily available in-house resources in leasing, maintenance, construction, legal and marketing, particularly in markets outside of major cities. They must contract for most services, which can result in lower quality performance at higher prices.

NTS Development Company has positioned its teams to deliver high quality, comprehensive management services in all areas of its responsibilities under the Management Agreement and has set up systems to be conscientious in its attention to controlling costs to ownership. All contact with employees and executives of NTS Development, as well as our observations of the condition of each property we visited, reinforced this conclusion.


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As well, it appears that NTS Development Company is careful in its approach to leasing properties in markets where subcontracting to a local service provider should result in quicker and/or more intense market penetration, thereby potentially increasing profitability to the Owner faster. The executive leasing professionals in the commercial department retain oversight of the outsourced leasing firms and remain actively involved in the entire leasing process. Therefore, their expertise continues to provide significant value to the Owner whether NTS Development Company is the direct leasing agent or acting in a supervisory role. This is an important factor and will be addressed in our discussion of compensation, which follows.

MANAGEMENT AGREEMENT REVIEW & RECOMMENDATIONS

Compensation for Real Estate Services of the Management Agreement

Based on information provided to us, the compensation structure, including various fees and reimbursements in the existing Management Agreement, was determined based on historical financial arrangements which had existed under the terms of the various partnerships which merged to become NTS Realty.

The resulting compensation structure allows fees and reimbursements for certain services required of the Manager under the Management Agreement, yet ignores others which are very common in the marketplace and are an essential part of leading real estate service provider's business models.

Our experience representing investor owners of real estate, as well as that of being a service provider to such owners, along with market research conducted by our team for this assignment, leads us to recommend that Article VI, Manager's Compensation, of the existing Management Agreement, be revised to prescribe the fees and reimbursements for each property type and service category called for under the responsibilities of the Manager as a part of the Management Agreement.

The major areas of potential compensation which can reasonably be included going forward are:

1) Property management fees for residential properties;
2) Property management fees for commercial office and business centers;
3) Property management fees for retail centers;
4) Construction supervision fees;
5) General Contractors Fees;
6) Commercial Leasing Fees; and
7) Disposition / Refinancing Fees


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MANAGEMENT AGREEMENT REVIEW & RECOMMENDATIONS

Property Management Fees for Residential Properties

The portfolio of residential properties operated by NTS Development Company represents top quality residential product with high-end, well-maintained amenities such as club houses, extensively landscaped outdoor areas including swimming pools and private garage facilities. A knowledgeable, personal-service management style is required to attract rental prospects willing to pay premium rents and to retain such high-end tenants. As well, anticipation of capital projects and potential maintenance issues, which can have an impact on curb appeal, will give a manager / owner team an edge in the marketplace if such work can be planned and scheduled to reinforce marketing efforts and eliminate potential maintenance or marketing problems.

In researching the residential market, information was obtained from the following national and regional firms: Kensington Realty Advisors, Marquette Management, Inc., The Webb Companies, Tikijan Associates, Harbor Group Management Company, Fogelman Management Group, BPG Properties, Ltd., and Madison Apartment Group, L.P., and Equity Residential Properties. Additional research material from the Institute of Real Estate Management (IREM) – Income / Expense Analysis for Conventional Apartments.

Discussions regarding the various multi-family rental marketplaces with representatives of the national and regional firms all concluded that, given the type, location and class of the multi-family residential properties in the NTS Realty portfolio, a market management fee is five percent (5%) of collected gross rental income. This market management fee of five percent (5%) is further supported by our quantitative analysis in researching IREM's income and expense information. IREM has been obtaining quantitative information for over 49 years, with an annual research database of over 10,000 properties nationwide.

NTS Development Company, with its sophisticated, service-oriented property management field staff, supported by its corporate maintenance, engineering, construction management and marketing resources, is able to assure its existing residential portfolio remains positioned at the highest levels of its product type in each market. We observed impressive consistency in curb appeal, property cleanliness and marketability, as well as excellent communication skills and product knowledge on the part of field property managers and maintenance staff with whom we met. NTS Development Company is a high quality residential management service provider, offering access to in-house, professional real estate and construction support services beyond the norm in the industry, which is consistent with the requirements of NTS Realty's portfolio. Therefore, reasonable marketplace management fees payable going forward should correspond to that profile. We recommend a market management fee of five percent (5%) of collected gross rental income, be charged on all residential properties in the portfolio going forward.


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Property Management Fees for Commercial Office and Business Centers

The commercial office portfolio of properties currently owned by NTS Realty includes very well-maintained, mid-rise, traditional office and medical office buildings originally developed in the 1980s, as well as several innovatively designed business centers easily adaptable for both office and flex space. Management of all the properties is extremely conscientious, emphasizing creative approaches to delivering repair and maintenance services, managing tenant improvement solutions and projects such as lobby renovations to maximize marketability while controlling costs of capital. Attention to detail is obvious and relationships with the tenants very positive and accommodating.

The portfolio also includes a retail component; also well-maintained. This retail component requires diligent attention to cleanliness and maintenance to maintain curb appeal and continuing leasability.

In researching the commercial office and business centers marketplace, information was obtained from the following national and regional firms: CB Richard Ellis, Cushman & Wakefield, Hines, Colliers International, OnCor International, The Webb Companies, Carter USA, Codina Group, BPG Properties, Ltd., Grubb & Ellis and Harbor Group Management Company and Equity Office Properties.

Interviews and discussions regarding the various marketplaces relevant to the NTS Realty's portfolio with the national and regional firms produced the conclusion that, given the type, location and property class of these office properties and business centers in the portfolio, a market management fee would depend on the rentable square footage of the individual commercial property. All management fees are based on gross revenue collected within the following ranges:

Size	Percentage of Gross Revenue
Up to 200,000 SF	4% to 5%
Over 200,000 SF to 300,000 SF	3½% to 4½%
Over 300,000 SF to 500,000 SF	2½% to 3½%
Over 500,000 SF	1¾% to 3%

Additional research material was reviewed from the Institute of Real Estate Management (IREM) Income / Expense Analysis for Office Buildings and Building Owners and Managers Association (BOMA) International's Experience Exchange Report (EER). BOMA has been obtaining quantitative information for over 80 years, which now encompasses over 5,000 office buildings, within 296 cities, representing over 950 million square feet of commercial properties. After reviewing all research materials, the aforementioned market management fee ranges are applicable.

We again conclude that NTS Development Company qualifies as a high quality office and business center management service provider, offering access to comprehensive services beyond the norm.


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Therefore, we recommend a market management fee, based on a percentage of gross collected revenue as follows:

Size	Percentage of Gross Revenue
Up to 200,000 SF	5%
Over 200,000 SF to 300,000 SF	4%
Over 300,000 SF to 500,000 SF	3%
Over 500,000 SF	2½%

Property Management Fees for Retail Centers

In researching the retail marketplace, information was obtained from the following national and regional firms: CB Richard Ellis, Cushman & Wakefield, Colliers International, Hines, OnCor International, Carter USA, The Webb Companies, BPG Properties, Ltd., Grubb & Ellis and Harbor Group Management Company.

Discussing the Louisville, Kentucky marketplace with the national and regional firms, all concluded that given the type, location and property class of these retail centers, a market management fee would depend on square footage of the individual retail center. All management fees are based on gross revenue collected within the following ranges:

Size	Percentage of Gross Revenue
Up to 250,000 SF	3% to 5%
Over 250,000 SF to 500,000 SF	2% to 4%
Over 500,000 SF	1½% to 2½%

Additional research material was reviewed from The International Council of Shopping Centers (ICSC) and the Institute of Real Estate Management (IREM) Income / Expense Analysis for Shopping Centers. The above indicated market management fees are further supported by our quantitative analysis in researching IREM's Income / Expense information, which is summarized in various formats. IREM, as previously noted, has been obtaining quantitative information for over 49 years, with an annual research database of over 10,000 properties nationwide.

As stated previously, NTS Development Company is a high-quality service provider; we therefore recommend a market management fee, based on a percentage of gross collected revenue as follows:

Size	Percentage of Gross Revenue
Up to 250,000 SF	5%
Over 250,000 SF to 500,000 SF	3%
Over 500,000 SF	2%


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NTS QUANTITATIVE RESEARCH SUMMARY INFORMATION

PROPERTY	Units or Sq Ft	Monthly	% (CURRENTLY SEPTEMBER 2005)		12 Months	Yearly	Per SF	USEAR RECOMMENDATIONS		IREM Metro Areas Suburban	IREM Suburban	IREM Region Areas Size	BOMA	ULI Per sf		Per %	
Apartments																	
Park Place Apts I (Lex)	160	128,633.32	5%	6,276.67	12	75,319.99	0.36		5%	[illegible]	[illegible]						
Park Place Apts II (Lex)	132	147,999.77	5%	7,399.84	12	88,798.26	0.66		5%	[illegible]	[illegible]						
Park Place Apts III (Lex)	153	130,722.41	5%	6,536.12	12	78,433.45	0.43		5%	[illegible]	[illegible]						
Willow Lake Apts (IND)	207	168,621.66	5%	8,431.08	12	101,172.99	0.41		5%	[illegible]	[illegible]						
Sabal Park Apts (Orlando)	162	176,178.44	5%	8,808.92	12	105,707.06	0.54		5%	[illegible]	[illegible]						
Golf Club Apts (Orlando)	195	287,323.50	5%	14,366.18	12	172,394.10	0.74		5%	[illegible]	[illegible]						
Park at the Willows (LOU)	48	31,041.47	5%	1,552.07	12	18,624.88	0.32		5%	[illegible]	[illegible]						
Willows of Plainview I (LOU)	118	88,863.01	5%	4,443.15	12	53,317.81	0.38		5%	[illegible]	[illegible]						
Willows of Plainview II (LOU)	144	89,243.83	5%	4,462.19	12	53,546.30	0.31		5%	[illegible]	[illegible]						
The Lakes (IND)	235	140,702.64	5%	7,035.15	12	84,421.76	0.31		5%	[illegible]	[illegible]						
	1569	1,388,229.34		69,311.47	12	831,737.60	0.44										
Office																	
Atrium Center	103,750	93,988.25	6%	5,637.08	12	67,656.70	0.66	0.54	6%	[illegible]	[illegible]	[illegible]	[illegible]				
BBX (93203 sf)		-	1%	-	12	-			5%								
NTS Center	115,575	105,451.11	5%	5,272.56	12	63,270.67	0.55	0.59	6%	[illegible]	[illegible]	[illegible]	[illegible]				
Plainview Center	95,921	114,808.83	5%	5,740.34	12	68,884.10	0.72	0.72	5%	[illegible]	[illegible]	[illegible]	[illegible]				
Plainview Point I & II	56,999	38,509.27	6%	2,310.56	12	27,726.67	0.48	0.41	5%	[illegible]	[illegible]	[illegible]	[illegible]				
Plainview Point III	64,146	76,813.14	6%	4,608.79	12	55,305.46	0.86	0.72	6%	[illegible]	[illegible]	[illegible]	[illegible]				
Sears Office	66,905	10.63	6%	0.64	12	7.66	0.00	0.03	5%	[illegible]	[illegible]	[illegible]	[illegible]				
Springs Medical I	98,590	150,051.29	6%	9,003.08	12	108,036.93	1.12	0.94	5%	[illegible]	[illegible]	[illegible]	[illegible]				
Springs Office	125,380	178,140.15	6%	10,688.41	12	128,260.91	1.02	0.85	5%	[illegible]	[illegible]	[illegible]	[illegible]				
	724,676	757,748.67		44,502.27	12	516,140.09	0.72	0.63	5%	[illegible]	[illegible]	[illegible]	[illegible]				
Business Centers																	
Blankenbaker Bus Ctr 1A	100,640	84,873.07	6%	5,092.38	12	61,108.61	0.61	0.51	6%	[illegible]	[illegible]	[illegible]	[illegible]				
Blankenbaker Bus Ctr 1B	60,049	50,648.50	6%	3,038.91	12	36,466.92	0.61	0.51	5%	[illegible]	[illegible]	[illegible]	[illegible]				
Blankenbaker Bus Ctr 2	75,636	67,352.44	6%	4,041.15	12	48,493.76	0.64	0.53	5%	[illegible]	[illegible]	[illegible]	[illegible]				
Clarks American	50,000	45,479.33	1%	454.79	12	5,457.52	0.11	0.56	6%	[illegible]	[illegible]	[illegible]	[illegible]				
Commonwealth Bus Ctr I	83,641	45,523.53	6%	2,731.41	12	32,776.94	0.39	0.33	5%	[illegible]	[illegible]	[illegible]	[illegible]				
Commonwealth Bus Ctr II	65,727	34,138.00	6%	2,048.28	12	24,579.36	0.37	0.31	5%	[illegible]	[illegible]	[illegible]	[illegible]				
Lakeshore I (Ft Laud)	103,554	107,108.79	3%	3,213.20	12	38,558.44	0.37	0.62	6%	[illegible]	[illegible]	[illegible]	[illegible]				
Lakeshore II (Ft Laud)	97,263	131,254.08	3%	3,937.62	12	47,251.46	0.49	0.51	5%	[illegible]	[illegible]	[illegible]	[illegible]				
Lakeshore III (Ft Laud)	36,262	63,789.75	3%	1,913.60	12	22,963.23	0.56	0.51	5%	[illegible]	[illegible]	[illegible]	[illegible]				
Peachtree (Norcross)	191,286	117,376.77	3%	3,521.27	12	42,255.28	0.22	0.37	5%	[illegible]	[illegible]	[illegible]	[illegible]				
	867,051	747,546.24		29,992.03	12	359,911.69	0.42	0.52	5%	[illegible]	[illegible]	[illegible]	[illegible]				
Retail																	
Bed, Bath & Beyond	34,953	33,991.97	6%	2,039.52	12	24,474.22	0.70	0.48	5%	[illegible]	[illegible]			0.70	8.06%	0.67	4.9%
Outlet Mall	162,617	60,861.36	1%	609.61	12	7,317.77	0.05	0.23	5%	[illegible]	[illegible]			0.70	15.58%	0.22	4.9%
Springs Station	12,039	21,996.77	6%	1,319.63	12	15,836.11	1.32	1.10	5%	[illegible]	[illegible]			0.70	3.16%	1.32	4.9%
	209,609	116,872.12		3,969.33	12	47,631.96	0.23	0.39	5%	[illegible]	[illegible]			0.70	16.40%	0.23	4.9%
	1,801,336.00			144,535.00	12	1,755,426.31											

Construction Supervision Fees

Construction supervision fees are based on a percentage of the actual hard construction costs of the specific construction project. Additionally, reimbursable expenses of the individual working on the project on a pro-rata basis, plus travel, may also be charged to the specific construction project.

The typical projects that would require construction supervision at residential properties would be exterior and interior renovations, roof replacements, parking lot replacement / overlay programs, energy retrofits or major projects such as a complete site rehabilitation program or any major capital project. Office, business centers and retail properties would have similar projects requiring technical support and construction supervision. Additional, specific projects that would be included in this category would be specific tenant improvement projects (whether performed by the landlord or tenant's contractor), HVAC replacements / retrofits, multi-tenant common corridor renovations, elevator modernization, fire / life safety upgrades, lobby renovations or any out-parcel build outs.

Some property management companies, including NTS Development Company, have in-house construction and operations professionals on staff employed specifically to provide property management teams with the support of experienced construction and project managers. These individuals maximize value for owners of real estate in terms of cost control and quality assurance within set time constraints. These technically trained specialists have extensive experience and bring a detailed, thorough approach to every project with solid backgrounds in architecture, interior design, planning, construction, contract negotiations and overall project management.

In researching the cost of such flexible and comprehensive construction and technical services with regional and national real estate companies, it is our recommendation that a market construction supervision services fee, relevant to the product types and sizes in NTS Realty's portfolio, should be five percent (5%) of the actual hard costs of each project. Also applicable would be reimbursable expenses, as previously noted.


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General Contractors Fees

A much smaller segment of real estate investment and service firms provide general contracting services. NTS Development Company offers special capabilities in this area, which give it a market edge in quick turnaround of project completion, as well as an ability to anticipate the needs of tenants and managers to solve potential problems or create special opportunities through efficient management of all levels of the construction process. These services are typically billed on a percentage fee basis. The fee basis has three specific components, which are general conditions, overhead and profit.

Typically, the reason real estate firms provide these services are to support an in-house property management group on specific construction projects. By providing this type of service, ownership may obtain a market edge over its competition directly related to lease-up timing in the tenant improvement marketplace. Additionally, when real estate property companies provide general contracting services in specific real estate markets, those companies may have the greatest flexibility to evaluate the most cost effective, bang for the buck, approach for ownership to target tenants, meet their space needs creatively and quickly, close deals and get space occupied and rent started with greater speed to market.

In researching general contractor's fees with regional and national real estate companies we conclude they fall within the following ranges:

Type	Percentage of Hard Cost
General Conditions	10% to 15%
Overhead	5% to 10%
Profit	3% to 8%

It is noteworthy to indicate that the general contracting business is priced on a supply and demand basis. By having the alternative of providing in-house general contracting capabilities, ownership should realize a marketing advantage. We recommend that a market general contractor's fee, being provided by the in-house employees, should be as follows:

Type	Percentage of Hard Construction Costs of Each Project
General Conditions	12½%
Overhead	8%
Profit	5%


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Commercial Leasing Fees

Currently, under the Management Agreement, NTS Development Company is responsible for the marketing and leasing of residential and commercial properties throughout the portfolio, including the negotiation of all lease terms and documentation of lease contracts. However, no specific commissions or fees are included in its compensation under the Management Agreement, with the exception of a provision of a one time, initial leasing fee for triple net based commercial or industrial leases of at least ten years in length. Compensation for achieving important revenue goals throughout the portfolio is through the property management fees paid under the Management Agreement.

Although the inclusion of leasing responsibilities as a part of property management fees has long been commonplace applied to multi-family income producing properties; it is not at all common for commercial property. Leasing space for the benefit of commercial owners involves constant outreach both to business owners and the brokers and agents representing them. Commercial leasing is a specialized professional activity. Lease transactions are most effectively completed by professionals actively involved in marketing to and networking with brokers and business people in each local market. Local and regional markets will have variations in accepted lease commission structures, which must be accommodated in order to maintain high occupancy of buildings at optimum rental rates. Property management fees for commercial properties are distinct from leasing fees and are often covered by separate contracts.

We recommend that NTS Realty should compensate NTS Development Company's leasing efforts and success, for the benefit of generating revenue for its portfolio, according to marketplace compensation structures.

Currently, NTS Development Company provides two commercial leasing professionals dedicated to securing revenue for NTS Realty through their own direct efforts in the marketplace or through hands-on involvement directing the efforts of leasing agents hired to lease properties in markets geographically far afield. As with other skilled professionals, NTS Development Company employees are dedicated directly to the financial success of the properties owned by NTS Realty. Having professional, experienced leasing agents, such as those provided by NTS Development Company, constantly available to search the market for the most attractive tenants and lease terms is a benefit not available from many property management service providers. Their detailed knowledge of the real estate conditions at each property, along with communication and coordination with fellow in-house property management and construction professionals, should result in the speedier closing of transactions, thereby enhancing the profitability of the portfolio.

Maximization of revenue is key to short and long term value creation for real estate investment property. We recommend appropriate leasing compensation, responsive to marketplace conventions where properties currently reside, be instituted for commercial properties.


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MANAGEMENT AGREEMENT REVIEW & RECOMMENDATIONS

Through our association networks and connections across the country with owners of real estate and leasing professionals representing both tenants and landlords, the following information outlines accepted leasing commission parameters in markets where current properties in NTS Realty's portfolio are located:

1) Atlanta, Georgia

For New Deals:

- When the listing agency firm completes a direct deal, the leasing commission payable is 4% of the rental due under the lease.
- When a co-operating broker is involved in the lease transaction, the co-operating broker receives 4% of the rental due under the lease and the listing agency firm receives 2% of the rental due under the lease.
- In addition, and peculiar to the Atlanta area market, for new deals, a "procurement fee" equal to one month's rent is payable to the listing agency firm on a direct deal. When a co-operating broker is involved, the "procurement fee" grows to equal one and one-half month's rent and is split between the co-operating broker (receiving one month's rent) and the listing agency broker (receiving one-half month's rent).

For Renewals:

- When the listing agency firm completes a direct renewal, the leasing commission payable is 2% of the rental due under the lease.
- When a co-operating broker is involved, both the listing agency firm and the co-operating broker are each paid a commission equal to 2% of the rental due under the lease.
- Additionally, in the Atlanta area, when an industrial lease renewal is accomplished by the listing agency firm on a direct basis, a commission of 3% of the rental due under the lease is paid.

2) Fort Lauderdale, Florida

For New Deals:

- When the listing agency firm completes a direct deal, the leasing commission payable is 4% of the gross rental due under the lease.


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- When a co-operating broker is involved in the lease transaction, the co-operating broker receives 4% of the rental due under the lease and the listing agency firm receives 2% of the rental due under the lease.

- Alternatively, as an incentive to leasing velocity, the market is now seeing a commission structure of 4% of the rent under the lease payable to the co-operating broker and, to the listing agency firm, 3% of the rent under the lease for the first five years and 2% of the rent under the lease thereafter.

For Renewals:

- When the listing agency firm completes a direct renewal, the leasing commission payable is 2% of the rental due under the lease.

- When a co-operating broker is involved both the listing agency firm and the co-operating broker are each paid a commission equal to 2% of the rental due under the lease.

3) Indianapolis, Indiana

For New Deals:

- When the listing agency firm completes a direct deal, the leasing commission payable is typically 4% of the rental due under the lease.

- When a co-operating broker is involved in the lease transaction, the co-operating broker receives 4% of the rental due under the lease and the listing agency firm receives 2% of the rental due under the lease.

- Alternatively, also present in the market, though not prevailing at this time, are leasing fees paid on a square foot basis: $4.00 - $5.00 per rentable square foot to the co-operating broker and $2.00 - $3.00 per rentable square foot to the listing agency firm. If no co-operating broker is involved, the listing agency firm would be paid $4.00 per rentable square foot.

For Renewals:

- When the listing agency firm completes a direct renewal, the leasing commission payable is 2% of the rental due under the lease.


U.S. Equities

- When a co-operating broker is involved both the listing agency firm and the co-operating broker are each paid a commission equal to 2% of the rental due under the lease.

4) Louisville and Lexington, Kentucky

For New Deals:

- When the listing agency firm completes a direct deal, the leasing commission payable is 4% of the rental due under the lease.

- When a co-operating broker is involved in the lease transaction, the co-operating broker receives 4% - 6% of the rental due under the lease and the listing agency firm receives 2% - 3% of the rental due under the lease.

- Alternative lease commission structures are also appearing in these marketplaces, particularly Louisville, which has been influenced by Cincinnati brokers.

  For example, for a direct deal, a commission payable of 8% of the average annual net rent payable under the lease, plus 3% of the remaining net rent thereafter through the term. If a co-operating broker is involved, the co-operating broker receives the commission outlined above and the listing agency firm receives an amount equal to one-half of the co-operating broker's commission.

Definitions

1. The term Aggregate Base Rent means the aggregate amount of net base rent payable during the initial term of the lease.

2. "Base Rent Exclusions" shall mean the payments for tenant electricity, real estate tax and operating expenses, or rent due to increases in the Consumer Price Index, cancellation or penalty payments, percentage rental on retail leases, coordination payments pursuant to work letters or security deposits.

3. Aggregate Base Rent excluding Base Rent Exclusions equals "Commissionable Rent".

4. The term "Average Annual Net Rent" shall mean the Commissionable Rent divided by the number of years in the initial lease term.

5. Commissionable Rent minus Average Annual Net Rent equals "Remaining Net Rent".


U.S. Equities

New Leases – A leasing commission will be earned by Broker, at the time a new lease for retail space is signed by both parties during the Term or such other time period as provided in this Agreement, equal to eight percent (8%) of the Average Annual Net Rent as set forth in the lease plus three percent (3%) of the Remaining Net Rent (as defined herein).

For Renewals:

- When the listing agency firm completes a direct renewal, the leasing commission payable is 2% of the rental due under the lease.
- When a co-operating broker is involved, either the co-operating broker receives 2% of the rental due under the lease as above and the listing agency broker receives 1% of the rental due under the lease, or, becoming more common in the marketplace, as in Atlanta, the listing agency firm also receives 2% of the rental due under the lease as a commission payment.

Compensation for leasing services changes over time in all markets as leverage shifts from owners to tenants and back again, influenced by economic conditions and business and real estate cycles, however; conventions of listing agency firm commissions do not vary as often. More common is the general rule that, when a co-operating broker is involved, the listing agency firm receives one-half the commission paid to the co-operating broker. All commissions are paid to incent quality transactions and are extremely important components of energizing the value creation process for all types of commercial real estate investments.

Our research to obtain leasing compensation information included interviews and data sharing with firms such as Carter & Associates, Hines, BPG Properties, CB Richard Ellis, Equity Office Properties, Grubb & Ellis Management Services, Inc., Colliers Turley Martin Tucker and our resources through BOMA, the Building Owners and Managers Association.

We strongly recommend that NTS Realty consider compensating NTS Development Company for commercial leasing on a market-based commission basis, as its listing agency leasing service provider in all markets where its properties reside. NTS Development Company would then have the option of outsourcing the direct leasing effort to other firms as, and if, it deemed that strategy most beneficial for the Owner's interests.

We also recommend that, where leasing services are not directly performed by NTS Development Company, but rather are supervised by the firm, that consideration be given to reimbursing NTS Development Company for a reasonable allocation of an experienced professional's time for that dedicated effort, which, otherwise, would result is no transactional compensation for the firm.


U.S. Equities

Disposition / Refinancing Fees

The existing Management Agreement does not include the potential for a sale or refinancing of a partnership property to involve the fee-based representation by professionals within NTS Development Company. NTS Realty's Agreement of Limited Partnership, in Section 15.6, Transactions with Affiliates, allows short-term debt financing from the Managing General Partner or its affiliates in connection with potential acquisitions, but, in Section 15.7, Limitation on Fees, does not allow either the Managing General Partner or its affiliates to receive compensation for acquisitions, dispositions or refinancings of properties by the Partnership.

It is a fact that many firms which provide management, leasing, development and other real estate services to many clients across the county and around the world also help their clients strategically monetize and/or sell their assets to harvest value and re-deploy funds to enhance the financial performance of their portfolios of real estate assets. Because such activities are very much part of the real estate investment marketplace, we raise the question as to why professionals within NTS Development Company and/or its affiliates, who know each property in the portfolio more completely than anyone, and may be most thoroughly able to sell the attributes of any number of the assets in the portfolio to a prospective purchaser or potential financing source, would be precluded from being allowed to benefit financially from creating and closing such a transaction as long as such activity was specifically approved by the partnership?

We believe it is reasonable for NTS Realty to consider allowing affiliates of the Managing General Partner of NTS Realty to participate in such efforts, as specifically to be approved, and to be compensated for such efforts. A reluctance to pay acquisition fees is understandable. However; the culmination of management efforts to increase revenues and control expenses creatively is ultimately achieved when the Owner completes a successful disposition or beneficial financing of the real estate asset.

We recommend that NTS Realty consider adding language to the Management Agreement which would allow for NTS Development Company to represent the partnership on disposition and financing transactions as determined by the partnership from time to time as opportunities arise and/or as strategic planning and forecasting for the owned assets indicate.


U.S. Equities

Disposition Fee Structure Examples

Fees for the sale of real property in the Midwest region are typically calculated as a percentage of the gross transaction amount. Because there is no specific property transactions for which to actually provide a fee quotation, the commission percentage charged will generally vary depending upon the actual transaction size according to the following general ranges:

Transaction Size	Net Percentage	Gross Percentage*
Up to $5 Million	4%	6%
$ 5 – 10 Million	3%	4.5%
$10 – 20 Million	2%	3%
$20 – 50 Million	1.5%	2.5%
Above $50 Million	1%	2%

*Including co-broker, if applicable

The actual percentage will vary within these ranges depending upon where the size falls within the upper and lower limits of the ranges and also the scope of the work involved. The rates shown are based upon transactions involving existing buildings, and generally will be higher for vacant land by a multiple of 150 – 200%, again depending on the size of the transaction. Large transactions (over $100 million) may also be subject to a total dollar cap (typically $1 million for a net fee and $1.5 million for a fee grossed-up to include a co-broker).

In addition to the fee structure discussed above, the representative would be reimbursed for direct out-of pocket costs incurred in executing the transaction, including the cost of preparing/printing marketing materials, transportation, signage, photography, telephone, postage, etc.


U.S. Equities

Preliminary Suggestions for Potential Re-drafting of the Management Agreement

A significant aspect of the scope of work of our consulting assignment is our commitment to assist in the drafting of a revised Management Agreement if the Audit Committee determines that any changes are necessary to the current Management Agreement.

Our major recommendations and suggestions for consideration by NTS Realty, as presented in this report, are centered on restructuring and clarifying the statement of various responsibilities of the Manager and the payment of associated fees and reimbursements commensurate with the professional services currently being provided to the partnership by NTS Development Company. We do, however, have other thoughts regarding the Management Agreement in its current form and look forward to meeting with representatives of Shefsky & Froelich Ltd. to discuss some reorganization of the document and the addition of clarifying language. Of particular need for clarification would be to address the Manager's responsibilities for the supervision of its own employees, third-party maintenance contractors, and repair and construction contractors for physical work at the properties and to clearly provide for the Manager's own general contracting capabilities and general contracting assignments for the portfolio.

We recommend that the Management Agreement be comprehensive and include clearly articulated formulas for compensation for management, leasing, construction management and other appropriate, agreed-upon fees. As well, language in the new agreement should be structured to allow flexibility in scope of work which will serve the needs of the partnership's real estate investment portfolio as it evolves to accommodate growth.

We have provided in a separate volume to Shefsky & Froelich Ltd., redacted copies of property management and construction supervision, property leasing, sales, and third party broker commission agreements, which we find to be useful references, as consideration is given to any format or structure changes for documenting responsibilities, requirements and compensation for providing comprehensive real estate services for multiple property types.

In accordance with Section 15.9 of NTS Realty's Agreement of Limited Partnership, we believe that the amount and type of fees that we recommend in this report are consistent with those customarily charged for similar services in the relevant geographical areas in which NTS Realty's properties are located and would be no less favorable to NTS Realty than if NTS Realty engaged an unaffiliated third party to provide such services. Following review of our report and the associated materials by the Audit Committee, we will be pleased to attend an Audit Committee or other meeting(s) to discuss our observations and suggestions, and, further, to assist Shefsky & Froelich Ltd. in drafting or other tasks to assist the Audit Committee or NTS Realty in the future.


U.S. Equities

GEORGE TIKIJIAN REVIEWS THE 2005
INDIANA MULTIHOUSING MARKET

OCTOBER 24, 2005

APARTMENT INDUSTRY OUTLOOK


2005...Are The Pieces Coming Together?
CONDOS
STUDENT HOUSING


Indiana Apartment Association

TIKIJIAN ASSOCIATES
MULTIHOUSING INVESTMENT ADVISORS

INDIANAPOLIS STATISTICS

2005 INDIANAPOLIS APARTMENT MARKET SUMMARY

Total Apartment Base (units)	125,000
Number of Communities (all)	659
Number of Communities (> 200 units)	266
Average Community Size (units)	194
Average Occupancy Rate (2005)	89.0%
Median Occupancy Rate (2005)	91.3%
Rent Growth Rate (2004 to 2005)	0.2%
Annual Rent Growth (2000 to 2005)	1.1%
"Same Store" Rent Growth (2000 to 2005)	0.9%

2005 INDIANAPOLIS OCCUPANCIES BY REGION



93%
92%
91%
90%
89%
88%
87%
86%
85%
84%
89.0%
87.8%
90.5%
88.4%
88.7%
88.1%
Overall
Central
North
South
East
West
2000
2001
2002
2003
2004
2005

Sales activity has grown due to abundant available capital from the coasts and 1031 investors eager to place proceeds to defer Capital Gains Tax. High prices in the coastal markets have enticed many owners to take the profit and seek alternative investments. Comparatively, the Midwest is quite inexpensive and sounds like a great deal to these investors who just sold out at a sub-5% cap rate. This has created a tremendous demand with an increasing number of investors chasing assets. Many owners of local properties are taking advantage of the abundance of capital and high prices and selling into the strong market.

Although apartment deliveries are declining due to increased construction costs and flat rents, a number of units remain in the development pipeline. The majority of these projects are either tax credit developments or high-end conventional communities located in the counties surrounding Indianapolis. Much development activity of every type is taking place outside I-465, where land is still available. These outlying areas are growing at astronomical rates. Hamilton County was ranked the 16th fastest growing county in the country. Greenwood, Avon and Zionsville are also expanding rapidly with growth in the 10%-20% range from 2000 to 2005, and similar increases expected from 2005 to 2010.

After three years of dismal reporting, we believe the Indianapolis apartment market has begun down the road to recovery. Although concessions are still abundant, rents are stable and occupancies are trending upward. The average occupancy rate of Indianapolis properties over 200 units in 2005 is 89%, which is up 1.2% from the year prior. For the last few years, rental communities have been losing residents to booming starter-home developers. However, with Indiana now ranked second highest in the country for number of foreclosures, renters are beginning to think twice before jumping into the world of homeownership.

2005 INDIANAPOLIS RENTAL RATES BY REGION AND BY CLASS

	Indpls Metro Area	Central Metro Area	North Metro Area	South Metro Area	East Metro Area	West Metro Area	Indy Class "A"	Indy Class "B"	Indy Class "C"
Total Properties	585	88	145	113	120	119	81	246	252
Total Units	115,347	6,448	35,405	21,620	20,805	31,069	22,222	56,531	36,719
Studio	$412	$443	$438	$440	$367	$402	$602	$416	$397
Avg. $ / SF	$.97	$1.00	$.98	$1.12	$.88	$.96	$1.17	$.88	$1.02
Avg. Sq. Ft.	423	441	445	392	403	418	514	471	388
Total Units	4,549	1,207	859	463	1,176	844	156	1,610	2,674
1 Bedroom	$543	$601	$593	$535	$475	$515	$686	$531	$479
Avg. $ / SF	$.78	$.88	$.81	$.78	$.72	$.76	$.90	$.78	$.72
Avg. Sq. Ft.	692	682	726	682	657	682	762	684	665
Total Units	43,282	3,310	13,543	7,572	6,072	11,976	8,689	20,164	14,076
2 Bedroom/ 1 Bath	$556	$659	$629	$572	$505	$553	$765	$566	$500
Avg. $ / SF	$.66	$.77	$.70	$.67	$.60	$.66	$.81	$.69	$.61
Avg. Sq. Ft.	856	872	903	853	841	838	936	874	832
Total Units	24,166	752	4,872	5,024	6,501	7,217	1,788	10,047	10,388
2 Bedroom/ 2 Bath	$720	$982	$760	$700	$653	$681	$858	$689	$599
Avg. $ / SF	$.68	$.89	$.68	$.69	$.62	$.66	$.79	$.65	$.57
Avg. Sq. Ft.	1,067	1,109	1,110	1,021	1,056	1,032	1,090	1,063	1,043
Total Units	33,157	1,047	12,091	5,812	5,317	8,080	9,544	17,230	6,383
3 Bedroom	$826	$1,011	$907	$801	$734	$774	$1,017	$807	$717
Avg. $ / SF	$.64	$.87	$.66	$.66	$.60	$.62	$.77	$.62	$.57
Avg. Sq. Ft.	1,295	1,164	1,378	1,221	1,236	1,254	1,314	1,300	1,252
Total Units	9,734	109	3,339	1,813	1,823	2,850	1,980	5,199	2,555
4 Bedroom	$875	$1,560	$1,161	$785	$849	$789	$1,409	$822	$871
Avg. $ / SF	$.60	$.78	$.69	$.57	$.59	$.56	$.82	$.58	$.58
Avg. Sq. Ft.	1,454	2,018	1,676	1,367	1,437	1,397	1,798	1,417	1,507
Total Units	459	14	61	136	116	132	35	391	43



INDIANAPOLIS MSA NEW APARTMENT DEVELOPMENT
3,500
3,250
3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
2,341
3,045
3,117
1,746
2,807
2,118
1,846
1,938
2,345
2,918
2,261
2,549
1,917
2,330
910
1,670
2,500
1998
1999
2000
2001
2002
2003
2004
2005 Est.
2006 Proj.
Apt. Units Placed In Service (Tikijian Associates)
Building Permits (US Govt - Includes Condos)
Source: Tikijian Associates survey of developers and US Bureau of Census
INDIANAPOLIS MSA JOB GROWTH
Change in Total Employment
32,000
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
-4,000
-8,000
-12,000
26,600
14,200
14,400
22,900
24,700
22,400
7,500
-3,300
7,900
13,200
7,040
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Source: Bureau of Labor Statistics
2005 INDIANAPOLIS APARTMENT DEVELOPMENT
DEVELOPMENT STAGE
Planned
Recently Completed (2005)
Under Construction
Princeton Lakes
Cumberland Pointe
Greystone of Noblesville
Deer Chase
Alexandria of Carmel
Providence at Old Meridian (ph II)
Pedcor City Center
Anson Commons
Nora Commons
Gateway Crossing (ph II)
Bayview Club
Northampton Village
Canterbury House (Franklin)
Village at Mill Crossing
Walnut Ridge
Rink / Savoy
Blacherne
Washington Pointe
Hart 151 S. East
Preserve of Avon
Central Park at Metropolis
Pleasant Springs
Lynhurst Park
Stone Ridge
The Bristol
Aberdeen (ph II)
Canterbury House (Mann)
Stonebridge
Ashbury at Southern Dunes
Overlook at Valley Ridge
Latitudes
Trotter Pointe
Pinebrook
TIKIJIAN ASSOCIATES
MULTIHOUSING INVESTMENT ADVISORS

INDIANA STATISTICS

2005 RENTAL RATES BY CITY

	Anderson	Bloomington	Columbus	Evansville	Ft. Wayne	Kokomo	Lafayette	Muncie
Total Properties	20	71	16	58	74	22	70	25
Total Units	2,164	8,970	2,217	9,201	18,107	3,028	10,808	2,639
Average Rent	$517	$717	$635	$535	$530	$533	$668	$669
Studio	$366	$444	$441	$359	$375	$380	$456	$374
Avg. $ / SF	$1.39	$1.23	$1.41	$.81	$.83	$.83	$1.09	$.99
Avg. Sq. Ft.	263	360	314	443	454	460	419	377
Total Units	9	353	74	134	677	132	531	71
1 Bedroom	$452	$572	$575	$461	$458	$465	$523	$476
Avg. $ / SF	$.66	$.86	$.86	$.69	$.70	$.73	$.80	$.77
Avg. Sq. Ft.	689	669	666	670	656	640	657	621
Total Units	556	2,595	624	4,399	7,621	830	3,614	678
2 Bedroom/ 1 Bath	$511	$589	$604	$574	$522	$484	$593	$599
Avg. $ / SF	$.58	$.73	$.72	$.67	$.60	$.56	$.68	$.70
Avg. Sq. Ft.	875	802	843	863	872	868	869	862
Total Units	888	2,215	381	2,833	3,315	1,032	2,849	711
2 Bedroom/ 2 Bath	$549	$789	$685	$641	$609	$640	$747	$641
Avg. $ / SF	$.55	$.80	$.70	$.61	$.60	$.67	$.77	$.67
Avg. Sq. Ft.	997	984	972	1,058	1,010	958	970	957
Total Units	366	2,312	809	1,420	5,209	712	2,129	399
3 Bedroom	$604	$995	$715	$755	$739	$689	$997	$810
Avg. $ / SF	$.50	$.80	$.61	$.62	$.59	$.57	$.78	$.72
Avg. Sq. Ft.	1,214	1,245	1,169	1,212	1,249	1,216	1,277	1,131
Total Units	334	1,149	307	403	1,217	322	1,025	579
4 Bedroom	$640	$1,577	$624	$600	$700	None	$1,387	$1,320
Avg. $ / SF	$.40	$1.17	$.49	$.40	$.60		$.78	$1.01
Avg. Sq. Ft.	1,612	1,352	1,279	1,487	1,172		1,487	1,313
Total Units	12	312	22	12	78		482	201

2005 OCCUPANCIES BY REGION

Tikijian Associates, LLC is a boutique brokerage firm specializing exclusively in the representation of owners of multi-family housing communities in Indiana. The experience and accomplishments of its principal, George Tikijian, is literally second to none among multi-family housing brokers in Indiana.

Throughout the last 21 years, the members of Tikijian Associates have sold over One Billion Dollars of multi-housing property in 169 apartment communities totaling more than 36,000 units. Their proven experience and customized marketing strategy sets the stage for a multiple offer scenario yielding the highest sale price. They have arranged the sale of apartment communities for their clients ranging from REITs to lenders to foreign investment companies to private investors.

(317) 578-0088 - ph ■ (317) 570-3677 - fx ■ www.tamultihousing.com

TIKIJIAN ASSOCIATES

George Tikijian III, CCIM
gtikijian@tamultihousing.com

Duke Hardy
dhardy@tamultihousing.com

Kimberly Wise
kwise@tamultihousing.com

TIKIJIAN ASSOCIATES
MULTIHOUSING INVESTMENT ADVISORS


Marcus & Millichap

ApartmentResearch REPORT

This report covers the Indianapolis metropolitan area.

October 2005

INDIANAPOLIS APARTMENT MARKET ON THE ROAD TO RECOVERY

Executive Summary

Employers in Indianapolis are expected to add 9,200 jobs in 2005, a 1.0 percent increase.

Growth in the leisure and hospitality sector of 1.3 percent is expected, while trade, transportation, and utilities is scheduled to increase 3.0 percent by year end

Developers are expected to deliver 690 units this year, down from 1,950 units in 2004.

Vacancy is on course to decrease 60 basis points this year to 9.9 percent.

Asking rents are expected to increase 0.5 percent, to $622. Effective rents are anticipated to rise 1.0 percent, to $578 per month.

The median price in the metro is up 6 percent through the third quarter of 2005 to $35,000 per unit.

The outlook for the apartment market is greatly improved as better economic conditions and continued influx of new residents is increasing the renter pool. Owners are also getting a reprieve this year as development activity is sharply reduced. Vacancy is expected to post a healthy drop, with rents posting a moderate gain. The better fundamentals are causing more investors to examine local assets. However, there remains a sense of cautious optimism, which is limiting price gains.

Growth Continues to Push North

The population in Hamilton County grew by 68 percent from 1990 to 2000 and is forecast to grow 5 percent annually through 2009. The Marion County population, in contrast to Hamilton County, grew by only 8 percent from 1990 to 2000 and is on track to grow by less than 0.1 percent over the next five years. The northward migration is marked by the growing wealth in Northern Indianapolis, with a median income of $75,000, compared to Marion County's $45,000. Northern Indianapolis has established itself as the destination for luxury apartment developers in the metro. Low development costs and high wages have pulled multifamily demand into Hamilton County, which boasts the three rapidly growing cities of Fishers, Noblesville, and Carmel. Despite the increased development activity, demand for apartments in Hamilton County is offsetting new supply and vacancy is forecast to drop by 60 basis points this year.

Indianapolis Officials Seeking Regional Identity

City officials are hoping large scale developments and renovations to structures will improve the image of downtown Indianapolis and lure more residents to the area. The recently approved stadium and expansion of the Indiana Convention Center is an example of the city's commitment to regional growth. City officials are following the advice of local economy experts, who have stated that an enhanced downtown can greatly improve the regional economics and keep housing builders interested in the area. The Circle Centre Mall development is a prime example of a project that helped fuel a boom in demand for the downtown housing market. Since 1995, the Centre has spurred more than sixty-three housing developments, representing nearly 3,000 housing units. Development will continue into the future as 1,100 condos are forecast to be developed in the area over the next three years.

Tel; (602) 952-9669
elinn@marcusmillichap.com

Chicago Office:

YEAR-END 2005 APARTMENT FORECAST



1.0% Increase in total employment



690 units will be completed



60 basis point decrease in vacancy



0.5% Increase in asking rents

Construction

Apartment construction in Indianapolis is expected to total 690 units this year, down from 1,950 units in 2004. The Southwest/Johnson submarket has been one of the more active development locations this year. The largest development in the metro, the 192-unit Ashbury at Southern Dunes Apartments, was completed earlier this year in the sub-market. In another part of the submarket, Pinebrook apartments in the city of Greenwood more than doubled its size, adding 85 units for a total 155 units. The Southwest/Johnson will remain an active area of the metro in 2006, as there are currently 825 apartment units slated for delivery. In other parts of the metro, there are 200 affordable housing units being added to the Nobleville submarket. While this could siphon some of the demand from market-rate housing properties in the Hamilton County submarket, the overall impact on the county is expected to be minimal.


Asking Rent and Vacancy Trends
Asking Rent
Vacancy
Asking Rent per Unit
$630
$620
$610
$600
12%
11%
10%
9%
Vacancy Rate
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05*
4Q05**
* Estimate ** Forecast
Sources: Marcus & Millichap Research Services, Reis

Vacancy and Rents

Despite an extremely competitive single-family housing market, vacancy at Indianapolis apartments is forecast to post a 60 basis point drop to 9.9 percent this year. While this represents a solid improvement in absorption, most owners will achieve little gain in rents this year since the overall vacancy rate is still quite high. As a result, asking rents in Indianapolis are forecast to end the year up just 0.5 percent over 2004 to $622 per month. There are some pockets of the metro outperforming, including the popular Boone/Hendricks submarket which registered a 100 basis point decrease in vacancy through the third quarter to 5.6 percent. This allowed owners in the submarket to increase asking rents by nearly 2 percent to $755 per month, during the same time period. These are the highest asking rents in the county, which are justified by the submarket's lofty median household income of $77,500, compared to $50,000 for the Indianapolis metro. Other areas posting stronger growth than the metro are in the suburbs, including the Far Northeast and Hancock/Shelby submarkets. Asking rents in the Far Northeast are expected to grow by 1.8 percent this year to $560 per month, with owners in Hancock/Shelby expected to post a gain of 1.5 percent to $615 per month.

Sales Trends

Investment activity has been occurring with a cautious sentiment, which has kept price growth mild despite the improving fundamentals. The median price has increased six percent so far in 2005, to $35,000 per unit. Nevertheless, there have been some high-priced deals selling in the better performing areas of the metro, which includes Hamilton County and other northern submarkets. The largest deal of the year so far recently took place in Castleton, where an out-of- area investment group paid nearly $74,000 per unit for the 996-unit Amli at River Bend. The northern areas have also been targeted by condo converters looking to take advantage of the strong housing demand. For example, the 186-unit Crescent at West Clay in Carmel was purchased for condo conversion in May, selling for more than $80,000 per unit. Price appreciation, especially in the outlying northern areas, is expected to accelerate in the coming year as fundamentals continue to strengthen.


Sales Price Trends
Price per Unit (thousands)
$40
$35
$30
$25
$20
2001
2002
2003
2004
2005*
* Estimate through 3Q
Sources: Marcus & Millichap Research Services, CoStar Group, Inc., Real Capital Analytics

The information contained in this report was obtained from sources deemed to be reliable. Every effort was made to obtain accurate and complete information; however, no representation, warranty or guarantee, express or implied, may be made as to the accuracy or reliability of the information contained herein. Sources: Marcus & Millichap Research Services, AGS, Bureau of Census, Bureau of Labor Statistics, Economy.com, CoStar Group Inc, Property & Portfolio Research, Real Capital Analytics, Reis Inc.

Marcus & Millichap
Real Estate Investment Brokerage Company
Edited and prepared by
Jeremy Allen
Senior Market Analyst
Research Services
(602) 952-9669
Jallen4@marcusmillichap.com

For information on national apartment trends, contact
Erica L. Linn
National Research Manager
Tel: (602) 952-9669

Chicago Office:
Greg A. Moyer
Managing Director
gmoyer@marcusmillichap.com
101 W. Ohio Street
Suite 1550
Indianapolis, IN 46204

Tel: (317) 955-2600
Fax: (317) 955-0091

Marcus & Millichap
NATIONAL MULTI HOUSING GROUP

Visit NationalMultiHousingGroup.com or call
Linwood C. Thompson
Managing Director
Tel: (770) 393-1700

Price: $150

The Marcus & Millichap Apartment Research Report is produced quarterly.

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Snapshot	Property Name	City	State	Zip Code	Beds	Rents From*	Distance**	Phone
	Dogwood Glen 2390 Woodglen Dr.	Indianapolis	IN	46260	S-2	$449*	1.13	(317) 872-8989
	Slate Run 9568 International Dr.	Indianapolis	IN	46268	S-2	$459*	1.9	(317) 875-7514
	Annhurst 4958 Dawn Drive	Indianapolis	IN	46268	S-2	$429*	2.01	(317) 297-3091
	Rosewood Commons 5586 Rosewood Commons Dr.	Indianapolis	IN	46254	S-2	$443*	3.29	(317) 297-3620
	Cambridge Commons 4959 Oakhurst Drive	Indianapolis	IN	46254	S-2	$370*	4.1	(317) 299-7979
	Marabou Mills 3402 Marabou Mills Dr.	Indianapolis	IN	46214	S-2	$424*	6.91	(317) 297-5000
	Aragon Woods 8152 Aragon Woods Drive	Indianapolis	IN	46214	S-2	$429*	7.51	(317) 291-3366
	Ashgrove 1211 Ginger Ct.	Indianapolis	IN	46241	S-2	$439*	10.77	(317) 241-7141
	Olivewood 7800 E. 21st Street	Indianapolis	IN	46219	S-2	$430*	12.51	(317) 357-1701
	Spicewood 3748 Bartlett Ave.	Indianapolis	IN	46227	S-2	$410*	13.55	(317) 787-7777

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	Stonehenge 7980 Dunston Drive	Indianapolis	IN	46239	S-2	$455*	14.21	(317) 357-2240
	Cherry Glen 2752 Cherry Glen Way	Indianapolis	IN	46227	S-2	$410*	14.3	(317) 787-7777
	Willowood East 3787 Willowood Drive	Indianapolis	IN	46236	S-2	$389*	14.47	(317) 894-5251
	Elmtree Park 11023 Elmtree Park Drive	Indianapolis	IN	46229	S-2	$395*	15.72	(317) 894-1818
	Heathmoore 5984 Heathmore Dr	Indianapolis	IN	46237	S-2	$395*	16.39	(317) 783-7030
	Slate Run 2306 Granite Dr.	Lebanon	IN	46052	S-2	$409*	17.65	(765) 482-6876
	Sherbrook 8026 Mcfarland Court	Indianapolis	IN	46227	S-2	$385*	18.22	(317) 882-2734
	Waterbury 421 D Waterbury	Greenwood	IN	46142	S-2	$420*	20.18	(317) 887-1758
	Clearview 715-A Clearview Drive	Greenwood	IN	46143	S-2	$404*	21.08	(317) 887-1758
	Hartwick 20 Hartwick Drive	Tipton	IN	46072	S-2	$365*	28.73	(765) 675-2411

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CBRE | Louisville
CB RICHARD ELLIS

MarketView
Louisville Office

THIRD QUARTER 2005



New Ownership

- We are pleased to announce that David Hardy, Kevin Grove and Robert Schwartz have purchased David Nicklies interest and renamed the company CB Richard Ellis | Louisville, LLC.

QUICK STATS

	Current	Change from last Qtr.
Class A CBD Availability	14.8%	
Class A CBD Lease Rate	$19.22	

HOT TOPICS

- The Central Business District experienced 184,654 SF of positive absorption.
- Humana announced the addition of 1,100 new jobs to help support its increased Medicare operations.
- The Rawlings Group will, in two years, move its headquarters from Waterfront Plaza to a planned 150,000 SF building in a 1,000-acre Oldham Co. business campus.
- The Veterans Administration completed its relocation into Waterfront Plaza.
- Hilliard Lyons announced that it will relocate to PNC Plaza, owned by parent company PNC, in 2006. The Hilliard Lyons Center will be sold as a result.

www.cbrelouisville.com

The Louisville office market showed an increase in both leasing activity and absorption during the third quarter. The activity was experienced market-wide and resulted in a 1% decline in the overall availability rate to 20.0%. Both Class A and Class B properties participated in the increased activity, with declines in the availability rates for the overall Class A market of 0.7% to 13.4% and a decline in the overall Class B market of 1.4% to 24.9%.

The lion's share of the positive absorption and leasing activity occurred in the Central Business District. Recently announced expansions by Humana had a dramatic impact on two projects in the submarket and expansion plans by two other employers contributed to significant gains in another building. All told, the submarket experienced nearly 200,000 square feet of positive absorption, with approximately 160,000 square feet coming in the Class B market and 40,000 square feet in Class A properties. This activity served to further improve occupancy rates in both building categories, with Class A availability rates declining by 1.1% to 14.8%, and Class B availability rates declining by an impressive 3.0% to 27.2%. Average lease rate trends in the submarket were mixed however, with the Class A rates declining $0.72 to $19.22 per square foot, while Class B rates improved by $0.26 to $13.26.

The Hurstbourne Parkway/Shelbyville Road submarket showed improvement for the quarter, with slight losses in the Class A market offset by larger gains in the Class B market. The overall availability rates declined 0.7% to 21.2%. Reversing recent trends, the Class B submarket reported a decline in the availability rate of 2.1% to 31.8% on the strength of over 47,000 square feet of positive absorption. Class A availability rates also reversed recent trends to show a slight worsening of 0.6% to 10.7%, with negative absorption of over 14,000 square feet. Average asking rates nonetheless showed improvement in the Class A properties by gaining $0.16 to $17.15 per square foot, while Class B declined by $0.17 to $13.01.

Other significant activity came in both the East County and Interstate 71/Brownsboro Road submarkets. The East County submarket reported an increase in the overall availability rate due to the introduction of a 92,000 square foot building formerly occupied by Anthem in Blankenbaker Crossings. The Interstate 71/Brownsboro Road submarket tightened dramatically in both Class A and B segments, due to several small to medium-sized transactions in a statistically smaller submarket.

CLASS A AVAILABILITY RATE: CBD VS. SUBURBAN


CBD Class A
Suburban Class A
16%
14%
12%
10%
% Available
4Q 2004
1Q 2005
2Q 2005
3Q 2005

Sub-Market	Rentable Area (SF)*	Availability Rate %	Class A Availability Rate %	Class B Availability Rate %	Class A Average Asking Lease Rate ($ SF/YR)	Class B Average Asking Lease Rate ($ SF/YR)
Central Business District	9,610,453	22.7%	14.8%	27.2%	$19.22	$13.26
Hurstbourne Parkway/Shelbyville Road	4,379,967	21.2%	10.7%	31.8%	$17.15	$13.01
South	1,482,558	15.8%	9.8%	19.8%	$15.89	$13.09
East County	1,705,969	19.6%	21.0%	19.6%	$16.18	$12.49
St. Matthews	971,508	9.6%	11.9%	7.8%	$18.23	$15.68
Central Louisville	803,947	15.2%	No Class A	17.3%	No Class A	$12.60
Interstate 71/Brownsboro Road	794,170	7.0%	10.2%	1.4%	$18.71	$12.59
Downtown (CBD)	*9,610,453*	*22.7%*	*14.8%*	*27.2%*	*$19.22*	*$13.26*
Suburban	*10,138,117*	*17.5%*	*12.0%*	*22.4%*	*$17.12*	*$12.98*
Overall Louisville Market	*19,748,570*	*20.0%*	*13.4%*	*24.9%*	*$18.25*	*$13.13*

*Rentable Area may be adjusted from the previous quarter due to additions/deletions to property database.

LOUISVILLE SUBMARKET MAP


Interstate 71/
Brownsboro Road
Hurstbourne Parkway/
Shelbyville Road
Central Business
District
St. Matthews
East County
Central
Louisville
South

LOCAL MARKET OUTLOOK

We continue to feel that the Louisville office market will continue to improve over the coming months. Recently announced transactions in the Central Business District will positively impact the numbers over the next two quarters. The multi-housing momentum in the CBD should continue to result in the conversion of underutilized Class B and Class C properties to a residential use. The new hotels, entertainment venues, exciting housing, etc. should continue to build excitement in Louisville's CBD over the coming years.

The statistics for the suburban market should improve until speculative projects come on line. We anticipate that two or more substantial speculative buildings will begin construction during the next two quarters. The lease up or sale of the large blocks of space vacated by Anthem, Citigroup and others will determine the strength of the recovery in the market.

CBRE WORLDWIDE BRANCH MAP


• 169 Offices In The U.S.
• More Than 300 Offices Worldwide

For more information regarding Louisville office properties, please contact:

David L. Hardy, CCIM
Managing Director
CB Richard Ellis | Louisville
6060 Dutchmans Lane, Suite 100
Louisville, Kentucky 40205
T. 502.412.7644 • F. 502.423.1849
dhardy@cbrelouisville.com

For more information regarding the *MarketView*, please contact:

Dan Hofmann
Coordinator, Information Management
CB Richard Ellis | Louisville
6060 Dutchmans Lane, Suite 100
Louisville, Kentucky 40205
T. 502.412.7640 • F. 502.423.1849
dhofmann@cbrelouisville.com


CBRE
CB RICHARD ELLIS
Louisville



office

Harry K. Moore Co. Colliers

Market Report

Louisville, Kentucky



Mid-Year 2005

Office Market Remains Stable

- Rental rates are stabilizing as vacancy declines.
- Speculative office development is expected in the suburban market.
- East Main Street activity and 4th Street Live! enhance vibrancy in downtown Louisville.



HARRY K. MOORE CO.

COLLIERS INTERNATIONAL

Overview

Vacancy Rate: 17.92%
Absorption 1st Half 2005: 131,703 SF
Average Rental Rates:

CBD:	Class A	$19.43/SF	Class B	$13.65/SF
Suburban:	Class A	$17.61/SF	Class B	$14.29/SF

We are pleased to present our 2005 Mid-Year Real Estate Review and Forecast of Metro Louisville's Office Market. This report reflects Harry K. Moore Co. Colliers' continuing commitment to providing accurate and timely market knowledge to our clients and other interested parties.

The outlook for the Louisville office market for the balance of 2005 continues to be positive. Metro Louisville has seen an uptick in activity over the past 18 months and Harry K. Moore Co. Colliers expects this trend to continue, but anticipates growth to occur at a cautious pace.



Positive economic trends continue to impact Louisville, and as a consequence, the office market is rebounding. Growth, however, remains measured. A lack of new speculative construction, along with expansions of several local companies, has helped push the overall market vacancy rate below 18%. In fact, due to the shortage of large blocks of space, several companies have had to, or will have to, consider build-to-suit options. The Downtown market in particular is improving. Even with the addition of Brown & Williamson's 215,000 square feet of Class A space to the market, the downtown submarket saw only modest increases in vacancy rates. With more optimistic corporate sentiment about the economy, we expect to see expansions, consolidations of multiple locations and relocations to newer buildings. The key factor for continued improvement in the office market is continued economic growth.

We expect 4th Street Live, the new Marriott Convention Hotel and the new Waterfront developments to increase the vitality of downtown Louisville and continue to have a positive impact on Louisville's Central Business District.


Harry K. Moore Co. Colliers
Market Report
office
Louisville, Kentucky



CBD

Vacancy Rate:	21.47%
Absorption 1st Half 2005:	-22,962 SF
Average Rental Rates:	$15.81/SF

Despite the addition of the Brown & Williamson space to the market, Louisville's CBD experienced only modest overall increases in vacancies. Many companies in the Downtown market are solidifying their leasehold positions through renewals and/or expansions. We expect this positive trend to continue in the Downtown market for the balance of 2005 and into 2006.

While landlords remain aggressive in the pursuit of tenants, rental rates have begun to stabilize. Class A quoted rental rates range from $15.25 to $26.00 per square foot, with effective full service rental rates generally in the $17.00 to $20.00 per square foot range, including a full complement of tenant improvements. Currently, the average quoted full service Class B rental rate is $13.65 per square foot.



CBD Class A

Vacancy Rate:	12.96%
Absorption 1st Half 2005:	-122,471 SF
Average Rental Rates:	$19.12/SF

The Class A Central Business District market has seen strong improvements in 2005. The vacancy rate increased only moderately to just over 12% for the first half of 2005. However, a vacancy rate increase was expected with Brown & Williamson's departure. In fact, the Brown & Williamson departure has not had as negative an impact on the CBD market as anticipated. Effective rental rates remained stable during the past six months because direct vacancy and sublease space maintained continued pressure on landlords.

CBD Class B

Vacancy Rate:	26.68%
Absorption 1st Half 2005:	99,509 SF
Average Rental Rates:	$13.65/SF

The Class B downtown vacancy rate posted a decline from 28% in 2004 to just over 26% for the first half of 2005. However, corporate reorganizations, suburban relocations, and "move up" relocations to Class A properties all contributed to the continued sluggish movement in the Class B market. Just as it has in the suburban market, Class B space will lag behind Class A space in filling vacancies.




office
Harry K. Moore Co. Colliers
Market Report
Louisville, Kentucky

Suburban

Vacancy Rate: 14.03%
Absorption 1st Half 2005: 154,665 SF
Average Rental Rates: $16.03/SF

Louisville's suburban market continues to perform better than the Central Business District market, showing a decrease in the vacancy rate from 15.9% at the end of 2004 to just above 14% during the first half of 2005. The suburban market continues to experience positive absorption. This growth is due largely to a continually improving economy. An absence of any major new construction and a limited number of large blocks of contiguous space kept vacancy numbers on the decline, forcing several companies to consider build-to-suit options. As market sentiment improves, 2005 could see new construction start as the market continues to improve, and the expected economic recovery continues to provide positive results for the suburban office market.

Rental rates remain aggressive as landlords continued to compete for tenants. Class A quoted rental rates range from $16.50 to $19.50 per square foot, with effective full service rental rates generally in the $16.00 to $18.00 per square foot range, including a full complement of tenant improvements. Currently, the average quoted full service Class B rental rate is $14.28 per square foot.



Suburban Class A

Vacancy Rate: 12.25%
Absorption 1st Half 2005: 28,941 SF
Average Rental Rates: $17.61/SF

The Class A suburban market continues to show improvement in 2005. The Mid-Year 2005 vacancy rate of 12.25 % is a decline from the 13.11% vacancy rate at the end of 2004. Class A suburban landlords responded to the market's high vacancy levels by avoiding speculative construction projects, lowering existing rental rates and providing aggressive incentives to strong credit tenants. However, with most of the large blocks of space being leased, we expect developers to begin speculative construction by the end of 2005.

Suburban Class B

Vacancy Rate: 16.00%
Absorption 1st Half 2005: 125,725 SF
Average Rental Rates: $14.28/SF

Office buildings in the suburban Class B market are finally beginning to see a decline in vacancy rates as the Class A market begins to tighten. This submarket saw vacancy rates decline to 16% in the first half of 2005, down from over 19% at the end of 2004. The positive shift in the market can be largely attributed to the decline of "move up" relocations to suburban Class A buildings, as these buildings continue to fill. One problem spot is the Linn Station Road submarket, which will see the departure of Anthem by the end of 2005, along with the expected departure of both Kroger and ResCare. These companies will open up well over 250,000 square feet of Class B space.





office

Harry K. Moore Co. Colliers

Market Report

Louisville, Kentucky



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Outlook

The office market continues to be very favorable to tenants. In the first half of the year, there have been numerous leases brokered and restructured under very favorable terms, particularly by agents who are representing tenants with strong credit, and who are willing to offer landlords longer lease terms. In the suburban market, where demand is catching up with supply, we expect rental rates to strengthen. For the near term, however, landlords will likely continue making concessions to attract tenants and retain current occupants. Some areas like the Linn Station Road submarket, with high vacancy rates and supply continuing to exceed demand, will generate lower effective rates and incentives for prospective tenants. Due to the lack of supply of large blocks of contiguous space, we expect to see some limited speculative development in the suburban market. Vacancy rates are expected to continue to post modest declines in 2005. Absorption should remain positive as indicators point to moderate but sustained economic improvement.

Harry K. Moore Co. Colliers Office Group

John A. MacLeod, SIOR	394-2507	jam@harrykmoore.com
Douglas H. Owen, SIOR	394-2516	dho@harrykmoore.com
Patrick J. Richardson, CCIM	394-2515	pjr@harrykmoore.com
David Y. Wood, SIOR	394-2510	dyw@harrykmoore.com
D. Yandell Wood, Jr.	394-2518	dywjr@harrykmoore.com

7316 New LaGrange Road • Louisville, KY 40222-4812
(502) 426-1300 • Fax: (502) 426-8543 • www.harrykmoore.com

DEFINITIONS:
Absorption: The difference in physically occupied space within a given time period for a particular market.
Available Space: All spaces within established criteria physically vacant in a given market. For the purposes of this report, we have distinguished between direct and sublease available space only for the office discipline. Any space currently under construction or under substantial rehabilitation is not included in these totals, nor are Class C facilities, as we seek to measure competitively available space.
Build-to-Suit: A developable parcel that an owner will improve to suit the needs of a particular tenant. Construction does not begin until a tenant has committed to the property.
Vacancy Rate: Available space divided by the total inventory.

OFFICE
Class A: Highest quality buildings in given market. Finishes, service/amenities and systems are first-rate. Rentals above market average.
Class B: Buildings with average services, image, and rentals for market.
CBD: Central Business District. Generally, the "Downtown" of a city.
Direct Vacant Space: Physically vacant space for which no rent is being collected.

Method of Selections and Disclaimer: Inventory included office buildings greater then 20,000 SF including owner-occupied buildings but exclude office condominiums, hospitals, medical and government buildings. Information contained in this report is from sources deemed reliable (including broker availability lists, brochures, publications i.e. Business First and broker market knowledge including verbally confirmed availabilities, but its accuracy or its completeness is not guaranteed.



harrykmoore.com

Harry K. Moore Co. Colliers
7316 New LaGrange Road
Louisville, KY USA
Tel: (502) 426-1300
Fax: (502) 426-8543


CBRE Louisville
CB RICHARD ELLIS

MarketView Louisville Industrial

THIRD QUARTER 2005

QUICK STATS

	Current	Change from last Qtr.
Availability	7.6%	↓
Average Lease Rate	$2.54	↑

UNDER CONSTRUCTION
Pictures as of Oct. 19, 2005



ProLogis Park 65 II
- 483,000 SF (Expandable to 777,000 SF)
- 36' Clear Height
- Shell Completion Date: December 2005



Louisville Metro Commerce Center
- 822,500 SF
- 36' Clear Height
- Shell Completion Date: January 2006



Salt River Business Park
- 832,000 SF
- 40' Clear Height
- Shell Completion Date: December 2005

www.cbrelouisville.com

The Metro Louisville industrial market continues to display positive growth and healthy trends. The construction of over three million square feet of Class A industrial product continues to progress, with over two million scheduled to be completed by the end of the first quarter 2006. The overall availability rate again experienced a decrease and fell from 9.4% in the second quarter to 7.6% in the third quarter. The continued strengthening of the market was also reflected in over 700,000 SF in net absorption for industrial properties. For the first time this year, the average asking lease rate for industrial properties did not decrease. Instead, the average asking lease rate slightly increased from $2.53/SF/YR to $2.54/SF/YR. This could indicate an end to the declining rates experienced over the past several years and in light of the decreasing availability, this could indicate a future increase in market rates.

The Downtown submarket experienced the largest decrease in the availability rate as it fell from 15.0% to 11.6%. The 3.4 percentage point decrease in the Downtown submarket can, in large part, be attributed to the acquisition of the 1.2 million SF Phillip Morris tobacco processing warehouses by a private investor from Florida. A portion of this property was subsequently sold off to local investors who operate a public warehousing operation. No plans are being made to actively market the excess space not currently being utilized. The Downtown submarket accounted for over 700,000 SF of the 1.5 million square feet of industrial gross leasing activity in Metro Louisville in the third quarter 2005.

UPS again made news as they continue to have a profound effect on the Louisville economic landscape. UPS Supply Chain Solutions officially opened their new 517,000 SF health care distribution facility at the Louisville Metro Commerce Center. Due to the high demand for health care logistic services, they also announced that they will buy a second warehouse at the Commerce Center. The second warehouse, which will serve as a distribution hub for the health care and high-tech industries, is an 822,500 SF warehouse currently under construction, expected to be completed in May 2006. The two distribution facilities combined are expected to employ more than 600 people.

"I think we can make Louisville a health care capital," said Rocky Romanella, president and general manager of UPS Supply Chain Solutions' Americas region. Romanella said that he feels the facility can help UPS Supply Chain Solutions' health care clients "meet the many operational and regulatory challenges they face."

AVAILABILITY RATE VS. LEASE RATE


Availability Rate 7.6%
Lease Rate $2.54
15%
10%
5%
0%
% Available
$2.70
$2.65
$2.60
$2.55
$2.50
4Q 2004
1Q 2005
2Q 2005
3Q 2005

Market Statistics – Buildings 100,000 SF And Over* +

Sub-Market	Rentable Area (SF)	Availability Rate %	Average Asking Lease Rate ($ SF/YR)
Southside	26,339,597	7.7%	$2.44
Downtown	19,747,526	11.6%	$2.16
Riverport	11,629,987	5.0%	$3.39
Northeast	7,282,916	0.6%	$3.25
Bullitt County	4,204,300	5.6%	$3.25
Bluegrass	2,920,295	9.0%	$2.90
Overall Louisville Market	*72,124,621*	*7.6%*	*$2.54*

*Including manufacturing buildings.
+Rentable area adjusted from previous quarter due to additions/deletions to property database.

LOUISVILLE SUBMARKET MAP



Northeast
Downtown
Riverport
Southside
Bluegrass
Bullitt County

HOT TOPICS

- UPS Supply Chain Solutions announced that they will buy a second warehouse, 822,500 SF, at the Louisville Metro Commerce Center.
- Raytheon renewed their lease for 313,000 SF space at the Technology Park of Greater Louisville which, with extensions, could last 15 years.
- OvernightPrints.com is moving from California to a 100,000 SF building in Louisville's West End, adding 200 jobs.
- Philip Morris USA sold 1.2 million SF on 73.5 acres at 2349 Millers Lane in Southwestern Jefferson County to a Florida investor for $7 million.
- Riverport Commerce Center begins work on a 400,000 SF spec distribution warehouse that could be ready for use by the end of 2006.
- RLR Investments purchased 34.35 acres in the Riverport area for a truck terminal.
- National Turnpike, LLC begins construction on Airspace I, a 285,000 SF spec building on National Turnpike that will be a sister building to the 285,000 SF Airspace II.
- MedVenture developer breaks ground on an 90,000 SF production/distribution facility in the North Port Business Center in Southern Indiana.

CBRE WORLDWIDE BRANCH MAP



• 189 Offices In The U.S.
• More Than 300 Offices Worldwide

For more information regarding Louisville industrial properties, please contact:

Kevin Grove
Senior Vice President/Partner
Industrial Services
CBRE | Louisville
6060 Dutchmans Lane, Suite 100
Louisville, Kentucky 40205
T. 502.412.7615 • F. 502.423.1849
kgrove@cbrelouisville.com

For more information regarding the *MarketView*, please contact:

Dan Hofmann
Coordinator, Information Management
CBRE | Louisville
6060 Dutchmans Lane, Suite 100
Louisville, Kentucky 40205
T. 502.412.7640 • F. 502.423.1849
dhofmann@cbrelouisville.com







Print Close Window

MARKET PULSE

Office Industrial

LOUISVILLE KY

Third Quarter 2005

The debate over a downtown sports arena has focused attention on the need to reinforce redevelopment efforts in the Central Business District. The business community has shown overwhelming support for a new downtown arena.

A renewed sense of energy in the CBD is paying dividends. Year-to-date office absorption of 101,841 sf is at it's highest level in over almost ten years.

Market conditions continue to improve as class A suburban vacancies have dropped from 24.2% to 15.1% over the past eighteen months. The market may call for new product in 2006 as large blocks of class A space become scarce.


CBD vs. NON-CBD
Overall Rental vs. Vacancy Rates

Market Highlights

	CBD	Non- CBD
Overall Vacancy Rate	21.3%	15.1%
Direct Class A Asking Rental Rate	$18.36	$17.55
YTD Leasing Activity	288,102	737,979
YTD Construction Completions	0	240,000

SF Under Construction	0	149,500

CBRE | Nicklies
CB RICHARD ELLIS

MarketView
Louisville Retail

YEAR END 2004



Relocation

- CBRE | Nicklies is pleased to announce our relocation to Paragon Centre I at 6060 Dutchman's Lane in April 2005.

QUICK STATS

	Year-End	Change from Last Yr.
Availability	6.9%	↑
Lease Rate		
Big Box	$8.26	↑
Small Shop	$15.12	↑

HOT TOPICS

- Buehler's takes over 17 former Winn-Dixie grocery stores
- Entrance to market – Sofa Express with 3 locations, Wal-Mart Grocery with 2 locations, and K & G Men's at Southland Terrace
- Veteran's Parkway – New Interchange at I-65 attracts Wal-Mart, Sam's, and Target
- Redevelopment at Bashford Manor Mall including anchor stores such as Wal-mart and Lowes

It has been two years since the city of Louisville merged with Jefferson County to form one entity called Louisville Metro. During that period, there has been quite a change in the economic landscape of what is now referred to as the nation's 16th largest city.

The elimination of the old city boundaries created not only a geographic unification but also an economic synergy. This alliance has helped the newly expanded Louisville Metro Government focus its efforts on a strategy to retain, expand and attract businesses that provide quality employment opportunities and also to revitalize the downtown area.

One clear example involving the retail market in the downtown revitalization effort is the success of Fourth Street Live! Although conceived before the city/county merger, this new hotspot in downtown Louisville, that attracts hundreds of consumers each day, has been enhanced by the increased focus on reviving the downtown area.

LOUISVILLE RETAIL AVAILABILITY RATE

Available SF 6.9%

Occupied SF 93.1%

The merger has also supported the retail market through the Corridors of Opportunity in Louisville (COOL) program. Through this program, the Metro Government has fostered additional retail offerings along major roadways such as Bardstown Road at the Douglass Loop and the Eastern Parkway/Bardstown Road intersection. Specifically, COOL's goal is to identify underutilized or vacant retail space and convert those areas into vibrant neighborhood assets.

The availability rate for the Louisville area at the end of 2004 was 6.9 percent with the average asking lease rate at $8.26 for big box retailers and $15.12 for small shop spaces.

As possible evidence to the revitalization of the downtown area, the availability rate in the Central Business District was the lowest among the submarkets at 5.4 percent.

AVAILABILITY RATE - BY SUBMARKET


10%
8%
6%
4%
2%
0%
% Available
Downtown/Central
Southwest
South Central
Southern Indiana
Northeast
Central Business District

Sub-Market	Rentable Area (SF)	Availability Rate %	Average Asking Lease Rate - Big Box ($ SF/YR)	Average Asking Lease Rate – Small Shop ($ SF/YR)
Northeast	14,323,012	5.6%	$11.08	$17.00
Southern Indiana	6,643,583	7.1%	$7.35	$12.00
South Central	6,001,702	8.8%	$6.65	$12.00
Southwest	3,657,270	9.0%	$7.00	$12.24
Downtown/Central	662,222	9.3%	N/A	$12.50
Central Business District	649,087	5.4%	$17.50	$25.00
Overall Louisville Market	**31,936,876**	**6.9%**	**$8.26**	**$15.12**


UNEMPLOYMENT RATE
Louisville 4.4%
Kentucky 4.6%
US 5.4%
7%
6%
5%
4%
3%
2%
% Unemployed
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
Source: Bureau of Labor Statistics

Unemployment rates in the Louisville Metropolitan Statistical Area (MSA) and in Kentucky continued their downward trend in the fourth quarter 2004.

In the Louisville MSA, during 2004, significant job growth was seen in manufacturing, non-durable goods, government, and educational services. Also in 2004, the overall workforce grew from 552,399 to 554,141 in the Louisville MSA.


TOTAL RENTABLE AREA (SF) – BY SUBMARKET
14,000,000
12,000,000
6,000,000
4,000,000
2,000,000
0
Rentable Area (SF)
Northeast
Southern Indiana
South Central
Southwest
Downtown/ Central
Central Business District


CBRE
CB RICHARD ELLIS
Nicklies

AVERAGE RETAIL ASKING LEASE RATES ($ SF/YR)
LOUISVILLE, KY VS. OTHER MARKETS


$25.00
$20.00
$15.00
$10.00
$5.00
0
Chicago
Miami
Cincinnati
Nashville
Louisville

The overall average asking lease rate of big box and small shop spaces in Louisville, at $11.69, is slightly lower but comparable to other similarly sized cities in the region. As expected, overall average asking lease rates in larger cities such as Chicago and Miami are much higher and are nearly twice that of the Louisville market.

U.S. RETAIL VACANCY OVERVIEW
RETAIL VACANCY EXPECTED TO INCREASE MODERATELY*


Completions
Net Absorption
Vacancy Rate
SF x 1,000
% Vacancy
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
10.0
9.5
9.0
8.5
8.0
7.5
7.0
6.5
2004
2005
2006
2007
2008
Forecast

*Source: Torto Wheaton Research, a business unit of CB Richard Ellis.

Retail vacancy rates continue to be quite low throughout the U.S. A combination of continued new supply and an expected decline in the rate of net absorption is likely to push retail vacancies closer to nine percent by the end of 2007.*

LOCAL MARKET OUTLOOK

2005 appears to be positioned very well with new projects. In the Northeast submarket, Old Brownsboro Crossing is slated for development. There will also be considerable activity in the Clarksville, IN market with the development of Waterford Park, Waterford Park South, New Bass Pro Shop, Green Tree Mall, and Jeffersonville Town Center. Continuing this trend on the South side of Louisville, Hagan Development is planning a Wal-Mart Supercenter at I-65 and Outer Loop.

Existing retailers such as Kroger and Wal-Mart continue with aggressive expansion plans. Louisville is also on the radar screens of several new retailers as well as out-of-town developers.

The investment sale market is extremely interesting as there are more investors interested than product available. We expect no change in the foreseeable future.


CBRE
CB RICHARD ELLIS
Nicklies

TOP LOUISVILLE SALE TRANSACTIONS

Price	Property	Address
$123 million	Oxmoor Mall	7900 Shelbyville Road
$84 million	The Summit Shopping Center	4300 Summit Plaza Drive
$19 million	The Festival	4500 Outer Loop

LOUISVILLE SUBMARKET MAP



Southern Indiana
Northeast
South Central
Downtown/Central
Central Business District
Southwest

CBRE WORLDWIDE BRANCH MAP



• 169 Offices In The U.S.
• More Than 300 Offices Worldwide
CBRE | Nicklies



AVERAGE ASKING LEASE RATE
Rate determined by multiplying the asking net lease rate for each building by its available space, summing the products, then dividing by the sum of the available space with net leases for all buildings in the summary.

NET LEASES
Includes all lease types whereby the tenant pays an agreed rent plus most, or all, of the operating expenses and taxes for the property, including utilities, insurance and/or maintenance expenses.

MARKET COVERAGE
Includes all competitive retail buildings 35,000 square feet and greater in size.

NET ABSORPTION
The change in occupied square feet from one period to the next.

NET RENTABLE AREA
The gross building square footage minus the elevator core, flues, pipe shafts, vertical ducts, balconies, and stairwell areas.

AVAILABLE SQUARE FEET
Available Building Area which is either physically vacant or occupied.

AVAILABILITY RATE
Available Square Feet divided by the Net Rentable Area.

For more information regarding Louisville retail properties, please contact:

Robert C. Schwartz
First Vice President/Partner
Retail Properties
CB Richard Ellis | Nicklies
T. 502.412.7606 • F. 502.423.1849
rschwartz@cbnicklies.com

For more information regarding the MarketView, please contact:

Dan Hofmann
Coordinator, Information Management
CB Richard Ellis | Nicklies
8401 Shelbyville Road
Louisville, Kentucky 40222
T. 502.412.7640 • F. 502.423.1849
dhofmann@cbnicklies.com



CBRE | Nicklies
CB RICHARD ELLIS


Marcus & Millichap

ApartmentResearch REPORT

This report covers the Indianapolis metropolitan area.

September 2005

Executive Summary

While economic recovery in Louisville has been relatively slow, employment is headed in the right direction. This year, employers are on track to add 5,100 jobs, a 0.9 percent increase.

Louisville's population is forecast to reach 1.1million residents this year, a 0.5 percent gain from 2004.

Developers are expected to deliver 450 units this year; up 30 percent from 2004.

Increased demand spurred by job and population growth will support a 50 basis points decline in vacancy this year to 8.5 percent.

Asking rents are expected to increase 1.5 percent to $598 per month by year end. Effective rents are on course to post growth of 2 percent for the year, as owners ease concessions.

Improved performance among local properties is supporting price appreciation. Relative to other markets, however; Louisville is still affordable, with the median price at less than $50,000 per unit.

LOUISVILLE APARTMENTS SHOWING SIGNS OF RECOVERY AMID ECONOMIC GROWTH

The Louisville apartment market will continue to show signs of recovery as the local economy improves. The regional economy is strengthening and becoming more diversified, which is supporting growth even as the key manufacturing sector remains relatively weak. Demand for apartments -remains healthy this year and vacancy has declined year to date in spite of several new projects coming online. Owners, while hesitant to increase asking rents in order to preserve occupancy, have been successful in reducing concessions. Investors have been active this year, with both sales velocity and prices increasing. Activity will continue at a healthy pace through the balance of the year as market fundamentals remain in check.

Economy & Housing Market

Payrolls are on track to rise 0.9 percent this year with the addition of 5,100 positions, up from a gain of 4,300 jobs in 2004. Employers in the hospitality, and education and health services sectors are leading growth. Combined, these sectors will add approximately 3,000 jobs this year, nearly 60 percent of the total. The manufacturing sector appears to be stabilizing after shedding almost 8,000 jobs over the past three years. Current forecasts suggest manufacturing will begin to post employment gains early next year. The outlook for Louisville's important transportation industry has also improved with the announcement of United Parcel Service's new air-freight service center. The $82.5 million development will be the central hub for UPS' air-freight business and is expected to create 1,000 new jobs over the next 10 years. Locally based Humana is also expanding its operations in Louisville. In June 2005, Humana announced plans to increase local employment by just under 20 percent. New positions are being created in response to the company's growing Medicare segment and will be focused in service, technology and sales.

In recent years, Louisville's single-family housing market has grown at a relatively slow rate. This year, relatively high affordability is boosting demand, fueling price appreciation. The median price of an existing home is on track to increase by 11 percent this year to $140,500, after registering gains of less than 2 percent annually during the past two years


Year-End 2005 Apartment Forecast

The majority of units coming online this year are in east Jefferson County. The 236- unit Blankenbaker Crossing Apartment Complex, located in the Chenoweth/Taylorsville submarket, accounts for more than one-half of the total units scheduled for delivery this year. Construction is expected to pick up steam in the coming years, as there are approximately 700 units underway and 2,500 units in planning, though the majority have yet to report a target start date. Similar to the national trend, buyer demand for condominiums in the metro has increased. This year developers are expected to deliverl,150 condos to the Louisville market. There are an additional 5,300 condos in various stages of planning.



Asking Rent and Vacancy Trends
Asking Rent
Vacancy
Asking Rent Per Unit
Vacancy Rate
$620
$600
$580
$560
$540
11%
10%
9%
8%
7%
* Estimate ** Forecast
Sources: Marcus & Millichap Research Services, Bols

Vacancy and Rents

After dipping 60 basis points to 8.4 percent during the first half of the year, vacancy posted a minor increase of 10 basis points during the third quarter. We expect vacancy to remain relatively flat through the balance of the year as accelerating job growth offsets the seasonal rise in vacancy that is typically recorded in the winter months. Within the metro, the eastern submarkets have been the primary benefactors of stronger job growth. Vacancy in the Chenoweth/Taylorsville submarket has improved 120 basis points over the past 12 months to 9.9 percent, while vacm1cy in the Northeast Jefferson County submarket has decreased 100 basis points, to 7.5 percent.

By year end, we expect asking rents to reach $598 per month. The average asking rent is currently up only 0.8 percent from last year as owners have focused on maintaining and improving occupancy. Louisville is one of the more affordable housing markets in the region, and some renters have opted for homeownership, hindering more significant improvement in vacancy and rents. Effective rents have fared slightly better and are up 1.1 percent from last year to $556 per month. Effective rent growth has been particularly strong in the Southwest Jefferson County and West Central submarkets as limited new construction and rising demand in these areas is allowing owners to reduce concessions. Both of these submarkets have posted effective rent increases of more than 3 percent from last year, and additional gains are expected well into next year.

Sales Trends



Sales Price Trends
Trailing 12 Months - August
Price Per Unit (thousands)
$60
$40
$20
$0
2003
2004
2005
Data reflects sales of $5 million or greater

Sales activity will remain healthy through the remainder of the year, with prices expected to climb further as investors take note of economic improvement and solid market fundamentals. The median price per unit in the $5 million and greater segment of the market has increased 27 percent over the last 12 months to $49,400 per unit, but is still affordable when compared to major metros across the nation. Eastern Jefferson County has been the most active trading area so far this year. Notable deals in this area include the 260-unit Fenwick Place apartments, which sold for $87,500 per unit, and the 260-unit Shelby Crossing apartments, which traded for $49,500 per unit. We expect the eastern portion of the metro to remain high on investors lists as it continues to post strong improvement in revenues over the forecast horizon.

larcus & Millichap

l Estate Investment Brokerage Company

Edited and prepared by
Robert Ham
Market Analyst
(602) 952-9669
Rham1@marcusmillichap.com

For information on national apartment trends, contact
Erica L. Linn
National Research Manager
Tel: (602) 952-9669

Louisville Office:
Gary R. Lucas
Managing Director
glucas@marcusmillichap.com
9300 Shelvyville Road, Suite 605
Louisville, KY 40222

Tel: (502) 244-3611
Fax: (502) 244-9923

larcus & Millichap
ιTIONAL MULTI HOUSING GROUP

Visit NationalMultiHousingGroup.com or call
Linwood C. Thompson
Managing Director
Tel: (770) 393-1700

Price: $150

;onstruction

Louisville developers will deliver 450 units
; yea1up nearly 30 percent from 2004.

Find An Apartment | Find A Condo | Find Corporate Housing | Find Corporate Info   Wednesday, November 30, 2005

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We found 9 apartment communities that fit your criteria.   1 of 1   Sort By: Distance

Snapshot	Property Name	City	State	Zip Code	Beds	Rents From*	Distance**	Phone
	[illegible] 800 Granite Dr.	Louisville	KY	40223	1-2	$400*	1.33	(502) 425-[illegible]
	[illegible] 13006 [illegible] Tree Dr.	Louisville	KY	40243	1-3	$435*	3.52	(502) 245-[illegible]
	[illegible] 11550 [illegible] Place	Louisville	KY	[illegible]	1-2	$410*	3.67	(502) 423-9441
	[illegible]	Louisville	KY	40220	1-2	$399*	4.55	(502) [illegible]
	[illegible] [illegible] Blvd.	Louisville	KY	40218	1-3	$409*	5.27	(502) 499-9760
	[illegible] 8001 [illegible] Ave	Louisville	KY	[illegible]	1-2	$410*	7.11	(502) 462-0418
	[illegible] 7701 [illegible] Run	Louisville	KY	[illegible]	1-2	$415*	9.85	(502) 239-3560
	Willow [illegible] One Plaza Drive	New Albany	IN	47150	1-2	$430*	14.83	(812) 945-7636
	[illegible] 310 Midland Blvd. #101	Shelbyville	KY	40065	1-2	$389*	26.81	(502) 633-2308

We found 9 apartment communities that fit your criteria.   1 of 1

* Quoted rent is for new move-ins to the community and are per month; they do not include certain additional fees and charges that may be part of your lease. Qualification for Special may require specific length of lease term or other requirements. Please contact the property for details. The information herein has been supplied by apartment managers and agents. All terms and conditions subject to change. Rental rates and availability are subject to change on a daily basis, without notice.

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Snapshot	Property Name	City	State	Zip Code	Beds	Rents From*	Distance**	Phone
	Winthrop Court 720 Ridgeview Dr. #107	Frankfort	KY	40601	S-2	$359*	2.31	(502) 695-1742
	Willowood 220 Tupelo Trail #10	Frankfort	KY	40601	S-2	$395*	3.02	(502) 227-9137
	Ridgewood 2170 Ft. Harrods Dr. #1	Lexington	KY	40513	S-2	$400*	18.78	(606) 223-5865
	Cedargate 310 Midland Blvd. #101	Shelbyville	KY	40065	S-2	$389*	20.94	(502) 633-2369
	Longwood 710 Eureka Springs Dr. #1001	Lexington	KY	40517	S-2	$390*	26.33	(843) 266-3185
	Meadowood 201 Orchard Dr Apt #10	Nicholasville	KY	40356	S-2	$409*	26.45	(859) 885-5061
	Valleyfield 2875 Palumbo Dr.	Lexington	KY	40509	S-2	$399*	26.95	(606) 263-5147
	Cedarwood 180 Cardell Drive, #402	Lexington	KY	40509	S-2	$409*	29.9	(859) 269-1763

We found 8 apartment communities that fit your criteria. 1 of 1

* Quoted rent is for new move-ins to this community and are per month; they do not include certain additional fees and charges that may be part of your lease. Qualification for Specials may require specific length of lease term or other requirements. Please contact the property for details. The information herein has been supplied by apartment managers and agents. All terms and conditions subject to change. Rental rates and availability are subject to change on a daily basis, without notice.

** Distance from center of zip code / metro



FIGURE 4 Atlanta Office Market Statistical Overvieiw 3rd Quarter 2005

Sub-Market/ Building Class	Bdgs	Rentable Square Feet	Direct Vacancy SF	Direct Vacancy %	Overall Vacancy SF	Overall Vacancy %	Net Absorption SF (YTD)	Added to Market SF (YTD)	Under Construction SF	Avg Annual Rental Rate
Downtown										
Class A	21	12,554,660	2,367,979	18.8%	2,503,982	19.9%	48,879	0	609,010	$21.95
Class B	40	5,931,344	1,432,270	24.1%	1,498,448	25.3%	182,749	0	0	$17.06
Class C	46	2,181,535	260,644	11.9%	260,644	11.9%	(22,943)	0	0	$15.44
Subtotal	107	20,667,539	4,060,893	19.6%	4,263,074	20.6%	208,685	0	609,010	$20.43
Midtown										
Class A	24	9,213,665	1,155,006	12.5%	1,430,541	15.5%	398,209	0	1,014,139	$21.92
Class B	67	5,617,579	571,912	10.2%	605,626	10.8%	284,286	0	0	$16.85
Class C	21	713,765	110,055	15.4%	110,055	15.4%	36,920	0	0	$14.42
Subtotal	112	15,545,009	1,836,973	11.8%	2,146,222	13.8%	719,415	0	1,014,139	$20.73
Buckhead										
Class A	37	9,858,496	1,650,624	16.7%	1,739,632	17.6%	(119,278)	0	1,252,985	$25.26
Class B	34	3,634,933	449,997	12.4%	462,797	12.7%	(21,508)	0	83,000	$20.64
Class C	21	761,277	30,736	4.0%	30,736	4.0%	28,771	0	0	$18.93
Subtotal	92	14,254,706	2,131,357	15.0%	2,233,165	15.7%	(112,015)	0	1,335,985	$24.59
Northwest Atlanta										
Class A	58	13,242,779	2,072,933	15.7%	2,415,802	18.2%	149,611	0	23,000	$21.25
Class B	231	13,399,142	2,569,199	19.2%	2,773,738	20.7%	(220,797)	37,250	168,080	$16.08
Class C	30	1,040,786	161,304	15.5%	161,304	15.5%	7,832	0	0	$13.57
Subtotal	319	27,682,707	4,803,436	17.4%	5,350,844	19.3%	(63,154)	37,250	191,080	$18.98
Central Perimeter										
Class A	68	18,152,680	3,211,095	17.7%	3,504,007	19.3%	853,676	152,369	0	$21.09
Class B	162	8,462,726	1,481,551	17.5%	1,628,715	19.2%	(64,724)	0	0	$16.79
Class C	19	466,328	131,528	28.2%	131,528	28.2%	12,909	0	0	$13.71
Subtotal	249	27,081,634	4,824,174	17.8%	5,264,250	19.4%	801,861	152,369	0	$19.71
North Fulton										
Class A	81	12,106,546	1,780,399	14.7%	2,174,688	18.0%	429,176	0	450,000	$18.16
Class B	162	7,948,320	1,452,048	18.3%	1,528,287	19.2%	27,923	28,000	30,000	$15.92
Class C	17	441,392	63,141	14.3%	63,141	14.3%	(13,065)	0	0	$14.17
Subtotal	260	20,496,248	3,295,588	16.1%	3,766,016	18.4%	444,034	28,000	480,000	$17.19
Northeast Atlanta										
Class A	57	5,847,073	797,659	13.6%	894,991	15.3%	189,564	55,000	133,612	$18.19
Class B	235	10,071,925	1,804,702	17.9%	1,946,756	19.3%	338,368	277,593	0	$14.15
Class C	26	783,507	94,382	12.0%	97,113	12.4%	13,700	0	0	$10.12
Subtotal	318	16,702,505	2,696,743	16.1%	2,938,860	17.6%	541,632	332,593	133,612	$15.62
Northlake										
Class A	13	1,862,339	294,968	15.8%	304,260	16.3%	30,909	0	54,338	$19.01
Class B	237	12,040,324	1,180,495	9.8%	1,198,314	10.0%	416,198	85,000	89,500	$16.94
Class C	51	1,309,605	182,279	13.9%	182,279	13.9%	(18,787)	0	0	$14.71
Subtotal	301	15,212,268	1,657,742	10.9%	1,684,843	11.1%	428,310	85,000	143,838	$17.10
South Atlanta										
Class A	6	498,477	37,627	7.5%	77,627	15.6%	8,451	0	0	$21.98
Class B	110	4,693,797	546,673	11.6%	579,760	12.4%	219,408	154,907	96,440	$15.23
Class C	24	639,682	85,961	13.4%	85,961	13.4%	11,656	0	0	$13.46
Subtotal	140	5,831,956	670,261	11.5%	743,348	12.7%	239,415	154,907	96,440	$15.69
West Atlanta										
Class A	0	0	0	0.0%	0	0.0%	0	0	0	$0.00
Class B	19	1,135,878	172,027	15.1%	172,027	15.1%	11,569	0	30,000	$20.73
Class C	8	286,938	19,941	6.9%	19,841	6.9%	(3,800)	0	0	$17.13
Subtotal	27	1,422,816	191,968	13.5%	191,968	13.5%	7,769	0	30,000	$20.38
Total										
Class A	365	83,336,615	13,358,290	16.0%	15,045,420	18.1%	1,989,397	207,369	3,537,084	$21.29
Class B	1,297	72,935,768	11,660,874	16.0%	12,394,468	17.0%	1,173,472	582,750	497,020	$16.45
Class C	263	8,624,805	1,139,971	13.2%	1,142,702	13.2%	53,083	0	0	$14.25
Total	1,925	164,897,188	26,159,135	15.9%	28,582,590	17.3%	3,215,952	790,119	4,034,104	$19.18


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5
Third Quarter 2005
Available Space Overall
Sublease
1.5%


6
Third Quarter 2005
Available Space By Product Type
CLASS A
CLASS B
CLASS C


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Fax: 404.870.2845



Colliers International Submarket Report

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THIRD QUARTER

Q3 2005

BUCKHEAD

Trendlines


1
Submarket Historical Statistics
300,000
200,000
100,000
0
(100,000)
(200,000)
3Q04
4Q04
1Q05
2Q05
3Q05
Absorption
Deliveries
Vacancy

Buckhead

Total SF	14,254,706
Vacancy Rate	15.7%
YTD Net Absorption	(112,015)
YTD Deliveries	0
Under Construction	1,335,985
Avg. Class A Rate	$25.26

2 Recent Office Transactions in Submarket

SALES

Property	SF	Amount	Price/SF
1) One Buckhead Plaza	[illegible] SF	$[illegible]	$[illegible]
2) [illegible]	[illegible] SF	$[illegible]	$[illegible]
3) [illegible]	[illegible] SF	$[illegible]	$[illegible]

LEASES

Tenant	Property	SF
1) [illegible]	[illegible]	[illegible]
2) [illegible]	[illegible]	[illegible]
3) CIGNA	[illegible]	[illegible]

Q4 FORECAST

Absorption	▲
Vacancy	▼
Construction	▲
Rental Rates	▲

- After two negative quarters, Buckhead posted positive absorption in third quarter; a welcomed sign for developers seeking to construct new office space here. Nonetheless, the submarket has lost more space than it has filled for the year.
- Development activity in Buckhead is on the verge of taking off. New office projects and high-rise residential are under construction or in the planning stage. Competition for the next Buckhead skyscraper is getting thick. Cousins is first off the mark with grading already begun for their 532,000 square foot 'Terminus' office tower.
- Despite the significant absorption in the past three quarters, Buckhead still remains an attractive location for prospective tenants. Activity should begin picking back up in the next couple of quarters.



colliers.com

Colliers Cauble & Co.
Two Midtown Plaza, Ste 1100
1349 W Peachtree Street, NE
Atlanta, Georgia 30309
Tel: 404.888.9000
Fax: 404.870.2845


office

Colliers International

Submarket Report

Atlanta



THIRD QUARTER 2005



248 Offices Worldwide

131 Americas

100 United States

17 Canada

14 Latin America

75 Europe, Middle East & Africa

42 Greater Asia

Colliers Cauble Office Specialists:

Bob Allen 404.877.9240
Hugh Pafford 404.877.9289
Patrick Braswell 404.877.9285
Jodi Selvey 404.877.9278
Kathy Burke 404.877.9288
Fred Sheats 404.877.9241
Russ Jobson 404.877.9245
Pete Shelton 404.877.9283
Jeff Kelley 404.877.9249
Bob Ward 404.877.9246
Bob Mathews 404.877.9243

In the News: Buckhead's New Office Towers



The next wave of office development has already hit the Buckhead submarket. In the past year, five out of six possible developers have drawn up plans for new office towers to alter the Buckhead skyline. Of these developers, Cousins Properties is the first to go under construction. The new "Terminus" office tower will be 25-stories with 532,000 square feet set to deliver in the second quarter of 2007. Second in line will be Regent Partners with a 47-story office tower consisting of 480,000 square feet of office along with 21 luxury condominiums. The project will be located on Peachtree Road at Tower Place and will begin construction in third quarter 2005. The delivery date is scheduled for third quarter 2007. Remaining developers aggresively pursuing pre-leasing for their projects include Pope & Land and Trizec Properties. Equity Office Properties is also marketing a second building at Prominence for preleasing. Needless to say, the competition is fierce amongst all seeking to fill their prospective buildings.



- 25-story, 532,000 SF office building with approximately 65,000 SF of ground level retail under construction by Cousins Properties.
- Located in the heart of Buckhead at the northwest corner of the Peachtree and Piedmont intersection.
- Scheduled for delivery in the second quarter of 2007.
- Currently 42% leased and 60% committed.
- Will feature a public gathering space covered with a translucent canopy of glass and steel at the base of the office tower.

Colliers Cauble & Co. Buckhead Listings:



Piedmont Center 5
2,939 SF Sublease
Suite 402
Pete Shelton / Bob Ward / Jeff Kelley



The Pinnacle
47,566 SF Sublease
Russ Jobson / Bob Allen

Colliers Cauble & Co.
Two Midtown Plaza, Ste 1100
1349 W Peachtree Street, NE
Atlanta, Georgia 30309
Tel: 404.888.9000
Fax: 404.870.2845

COLLIERS CAUBLE





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MARKET PULSE

Office Industrial

ATLANTA GA

Third Quarter 2005

One of the highlights of the Atlanta office market this year has been the overall resurgence in demand, as nearly 3.0 million square feet (msf) has been absorbed year-to-date. The bulk of these gains are concentrated in suburban class A buildings, as Central Perimeter has absorbed 850,584 sf and Georgia 400 has absorbed 368,253 sf year-to-date.

After remaining dormant in recent years, there has been a significant increase in office construction in the past few quarters. While construction completions remain limited, there are 2.5 msf under construction as of third quarter, the majority of which is concentrated in well-leased projects in Atlanta's urban core.

Limited new supply and resurgent demand continue to erode existing vacancies. As of third quarter, Atlanta's overall vacancy rate was 19.1%, down from 21% a year ago. Sublease space has also decreased significantly from more than 5.0 msf two years ago to 2.1 msf. Vacancy rates, while improving, are still soft enough to continue to put downward pressure on overall weighted average rental rates, for now holding off the increases typical of a widespread market recovery.


CBD vs. NON-CBD
Overall Rental vs. Vacancy Rates

Market Highlights

	CBD	**Non- CBD**

Overall Vacancy Rate	20.7%	18.9%
Direct Class A Asking Rental Rate	$20.63	$22.26
YTD Leasing Activity	744,067	7,956,845
YTD Construction Completions	0	138,335
SF Under Construction	610,000	1,934,071



MarketView
Atlanta Office

THIRD QUARTER 2005

In 2004, the Atlanta office market saw its first signs of recovery with declining vacancies and improving occupancy growth. The first nine months of 2005 offer clear evidence that Atlanta's office market recovery is solidly underway. Absorption continues to be positive, with the strongest single-quarter performance since 2000. In addition, vacancy continues its decline, rental rates are beginning to move upward, and the amount of sublease space on market has dipped by an average of about 500,000 square feet each quarter for nearly two years.

Atlanta's office market shows every sign of coming out of its "recovery mode" and moving into the next expansion cycle

Of course, the market engine has yet to reach full speed. While the vacancy rate is sliding downward, it remains above 20 percent, as it has for the past three years, and shows no sign of approaching the historic lows seen five years ago, anytime soon. While sublease space recedes, it remains a factor in some submarkets, particularly North Fulton, Northwest, and Central Perimeter. And while construction remains below development highs of the 1990s, development is certainly on the rise, with more than twice as much space under construction today as at the end of 2004. The bulk of the nearly three million square feet under construction is found in the Central Business District; significantly, more than half of the known space under construction is still available for lease.

Atlanta's office market shows every sign of coming out of its "recovery mode" and moving into the next expansion cycle. Barring a new "next big thing" to drive Atlanta's economic expansion, it's difficult to imagine the market experiencing the kind of growth seen during the high tech boom in the late 1990s. Without that kind of activity, Atlanta is reliant on those factors that drive most office markets – expansions and relocations. Current growth is being driven in large part by expansions – some tenants are adding space to meet current needs, some in expectation of coming growth, and to take advantage of current rents before they rise further. There are also reports of corporations considering moves to Atlanta, but it remains to be seen which will come to fruition, and how much growth they will bring. Still, 2005 is undeniably on track to improve on recent annual performance and provide the Atlanta office market with its best year since 2000.

QUICK STATS

	Current	Change from last* Yr.	Change from last* Qtr.
Vacancy	21.1%	Down	Down
Lease Rates	$19.81	Down	Up
Net Absorption	1,110,176	Up	Up
Construction	2,903,296	Up	Up

* The arrows are trend indicators over the specified time period and do not represent a positive or negative value. (e.g., absorption could be negative, but still represent a positive trend over a specified period.)

HOT TOPICS

- Absorption posts strongest single-quarter performance in nearly five years
- Vacancy continues to decline steadily
- Lease rates are on an upward trend
- Sublease space still receding by an average of half a million square feet a quarter

VACANCY RATE VS. LEASE RATE



Vacancy Rate 21.1%
Lease Rate $19.81



25
20
15
10
5
0
% Vacancy
$ Per Square Foot
3Q-01
4Q-01
1Q-02
2Q-02
3Q-02
4Q-02
1Q-03
2Q-03
3Q-03
4Q-03
1Q-04
2Q-04
3Q-04
4Q-04
1Q-05
2Q-05
3Q-05

Submarket	Total Inventory (SF)	Vacancy Rate %	Sublease Space (SF)	Availability Rate %	YTD Net Absorption (SF)	Under Construction (SF)	Avg. Asking Lease Rate ($ SF/YR)
Downtown	16,769,775	24.2%	199,922	24.8%	155,659	621,440	$19.35
Midtown	13,876,013	17.4%	343,894	18.1%	394,317	962,139	$25.34
Buckhead	11,614,063	17.5%	278,765	18.0%	20,551	724,184	$24.62
Urban Totals	42,259,851	20.1%	822,581	20.7%	570,527	2,307,763	$22.17
Northwest	20,294,416	19.9%	509,275	21.6%	117,423	-0-	$19.78
I-75 / Marietta	2,181,304	20.8%	62,077	21.0%	-47,131	-0-	$16.40
Central Perimeter	22,518,637	23.9%	466,684	24.4%	596,292	-0-	$20.44
North Fulton	16,507,739	22.4%	753,239	25.6%	407,479	202,000	$17.89
Peachtree Corners	4,901,671	18.8%	60,003	24.0%	138,417	-0-	$16.05
I-85 / Northeast	6,650,407	22.6%	243,067	23.4%	490,609	173,462	$16.49
Northlake / Decatur	9,225,503	17.3%	53,414	17.2%	56,719	109,000	$17.07
Airport / South Atlanta	2,519,035	25.9%	29,176	26.3%	59,484	-0-	$15.05
Suburban Totals	85,845,576	21.5%	2,177,493	23.0%	1,882,365	595,533	$18.63
Metro Atlanta	128,105,427	21.1%	3,000,074	22.2%	2,452,892	2,903,296	$19.81

Source: Dorey Market Analysis Group.

UNEMPLOYMENT RATE


Atlanta 5.2%
Georgia 5.2%
US 4.9%


6%
5%
4%
3%
2%
1%
2Q-04
3Q-04
4Q-04
1Q-05
2Q-05
3Q-05

Source: Georgia Department of Labor

The local economy continues to offer mixed signals to market watchers, just as the national picture does. Unemployment rates for both Atlanta and the state of Georgia dropped a bit over the course of the third quarter, but this year is still the first time that the state's unemployment rate has topped the comparable national rate since 1989. State Labor Commissioner Michael Thurmond pointed out that "Georgia's aviation, tourism and convention businesses were hard hit by 9-11, and the latest numbers show we clearly have not recovered as quickly as the nation as a whole." While it's too soon to know how the year will end, factors worth watching include: the influx of hurricane evacuees to the area; the relocation of some events from New Orleans to Atlanta, including several conventions and the Sugar Bowl; the opening of the new Georgia Aquarium; holiday consumer spending; and, of course, the fate of Delta Airlines as it attempts to restructure under bankruptcy protection.

CBRE
CB RICHARD ELLIS

VACANCY/AVAILABILITY/NET ABSORPTION


Vacancy 21.1%
Availability 22.2%
Absorption 1,110,176


30
25
20
15
10
5
% Vacancy/Availability
1.0
0.5
0.0
-0.5
-1.0
-1.5
Square Feet Absorbed (MM)
2Q-04
3Q-04
4Q-04
1Q-05
2Q-05
3Q-05

Vacancy in metro Atlanta's office market, while still above twenty percent, has declined in each of the past five quarters, reporting a rate of 21.1% at the end of third quarter 2005. Space available for direct lease is at its lowest point in more than two years, and space on the sublease market has dropped by an average of 500,000 square feet for more than a year, currently reporting its lowest level since the end of 2000.

Meanwhile, absorption continues its trend of improvement begun during 2003. Third quarter's net absorption of 1.1 million square feet represents the strongest single-quarter performance in nearly five years, offering compelling evidence that the market is in growth mode.

AVERAGE ASKING LEASE RATES

Average Asking Lease Rent $19.81


$20.50
$20.00
$19.50
$19.00
$18.50
$18.00
2Q-04
3Q-04
4Q-04
1Q-05
2Q-05
3Q-05

Average asking lease rates in metro Atlanta have remained relatively steady for more than two years, remaining in the vicinity of $20.00 per rentable square foot (rsf) since late 2003. In third quarter 2005, weighted average lease rates were quoted at $19.81 per rsf, representing a continuation of the rise in rates that began in the spring. Increases within the Class B and C sectors rose this quarter, while average rates in Class A product remained stable at $21.84 per rsf. The highest rents were found in Class A space in Midtown and Buckhead, as has been the case in recent years.

CONSTRUCTION ACTIVITY

Square Feet Under Construction 2,903,296


3.0
2.4
1.8
1.2
0.6
0.0
Square Feet (MM)
2Q-04
3Q-04
4Q-04
1Q-05
2Q-05
3Q-05

Construction activity has made a strong return in metro Atlanta's urban core. There are six large Class A buildings underway in the Central Business District totaling more than 2.3 million square feet. Four of the properties are set to deliver in 2006: 1180 Peachtree in Midtown, future home to law firm King & Spalding; 30 Allen Plaza, the new home for the Southern Company in the Downtown area; Two Buckhead Plaza in Buckhead; and Two Peachtree Pointe, which recently broke ground at the upper end of Midtown.

Two other properties are expected to be completed in the spring of 2007. Cousins Properties is building Phase I of Terminus, a planned mixed-use development in the heart of Buckhead; also, Barry Real Estate recently launched the second building at Downtown's Allen Plaza, which will be the new home of Ernst & Young in Atlanta. In addition, there are nearly 600,000 square feet of projects under construction scattered around the city's north side. Overall, properties under construction in Atlanta are currently 40% leased.

MARKET OUTLOOK

Atlanta's office market is poised to experience a greater level of growth in 2005 than it has seen since the decade began, with absorption in the first nine months of the year already exceeding the occupancy growth seen during any year here since 2000. However, without sustained job growth, metro Atlanta can only grow so much. While absorption continues to improve, the market still contains nearly 27 million square feet of vacant space, several years' worth of supply at current absorption rates. Still, 2005 brings clear evidence that Atlanta is poised to grow its way toward the next great cycle high point. Meanwhile, until job growth shows consistent growth, we can expect occupancy to continue at a positive, at times measured, pace.


CBRE
CB RICHARD ELLIS



TOP ATLANTA LEASE TRANSACTIONS

Size (SF)	Tenant	Address / Building Name
111,000	Infor	13560 Morris Road
97,000	Arby's	1155 Perimeter Center West
96,400	Netbank	1015 Windward Ridge Pkwy
75,000	Cbeyond (renewal/expansion)	320 Interstate North Pkwy
54,000	Morgan Keegan	Two Buckhead Plaza

ATLANTA SUBMARKET MAP


North Fulton
Peachtree Corners
Central Perimeter
Marietta / I-75 North
Gwinnett / Northeast I-85
Northwest
Buckhead
Midtown
I-20 West / Southwest
Northlake / Decatur
Airport / South Atlanta

AVERAGE ASKING LEASE RATE
Rate determined by multiplying the asking gross lease rate for each building by its available space, summing the products, then dividing by the sum of the available space with gross leases for all buildings in the summary.

NET LEASES
Includes all lease types whereby the tenant pays an agreed rent plus most, or all, of the operating expenses and taxes for the property, including utilities, insurance and/or maintenance expenses.

MARKET COVERAGE
Includes all competitive office buildings 30,000 square feet and greater in size.

NET ABSORPTION
The change in occupied square feet from one period to the next.

NET RENTABLE AREA
The gross building square footage minus the elevator core, flues, pipe shafts, vertical ducts, balconies, and stairwell areas.

OCCUPIED SQUARE FEET
Building area not considered vacant.

UNDER CONSTRUCTION
Buildings which have begun construction as evidenced by site excavation or foundation work.

AVAILABLE SQUARE FEET
Portion of Building Area which is on market for lease; may be either vacant or occupied at time of reporting.

AVAILABILITY RATE
Available Square Feet divided by the Net Rentable Area.

VACANT SQUARE FEET
Portion of Building Area which is physically vacant.

VACANCY RATE
Vacant Building Feet divided by the Net Rentable Area.

NORMALIZATION
Due to a reclassification of the market, the base, number and square footage of buildings of previous quarters have been adjusted to match the current base. Availability and Vacancy figures for those buildings have been adjusted in previous quarters.



For more information regarding the MarketView, please contact:
Leigh Martin, Senior Vice President
CB Richard Ellis, Inc.
3348 Peachtree Road, Suite 900
Atlanta, Georgia 30326
T. 404.504.5940 F. 404.504.0030
leigh.martin@cbre.com

THE COSTAR OFFICE REPORT

MID-YEAR 2005

Atlanta Office Market


CoStar
GROUP
Real Estate Information

Atlanta Office Market



Table of Contents

Methodology

The CoStar Office Report, unless specifically stated otherwise, calculates office statistics using CoStar Group's entire database of existing and under construction office buildings in each metropolitan area. Included are office, office condominium, office loft, office medical, all classes and all sizes, and both multi-tenant and single-tenant buildings, including owner-occupied buildings. CoStar Group's national database includes approximately 29.3 billion square feet of coverage in 1.2 million properties. All rental rates reported in the CoStar Office Report have been converted to a Full Service equivalent rental rate.

For information on subscribing to CoStar's Advisory reports, or for information on CoStar's other products and services, please contact us at 1-877-7COSTAR, or visit our web site at www.costar.com

CoStar Group, Inc.

2 Bethesda Metro Center • Bethesda, MD USA 20814 • (800) 204-5960 • www.costar.com • NASDAQ: CSGP

Terms & Definitions

Availability Rate: The ratio of available space to total rentable space, calculated by dividing the total available square feet by the total rentable square feet.

Available Space: The total amount of space that is currently being marketed as available for lease in a given time period. It includes any space that is available, regardless of whether the space is vacant, occupied, available for sublease, or available at a future date.

Build-to-Suit: A term describing a particular property, developed specifically for a certain tenant to occupy, with structural features, systems, or improvement work designed specifically for the needs of that tenant. A build-to-suit can be leased or owned by the tenant. In a leased build-to-suit, a tenant will usually have a long term lease on the space.

Buyer: The individual, group, company, or entity that has purchased a commercial real estate asset.

Cap Rate: Short for capitalization rate. The Cap Rate is a calculation that reflects the relationship between one year's net operating income and the current market value of a particular property. The Cap Rate is calculated by dividing the annual net operating income by the sales price (or asking sales price).

CBD: Abbreviation for Central Business District. (See also: Central Business District)

Central Business District: The designations of Central Business District (CBD) and Suburban refer to a particular geographic area within a metropolitan statistical area (MSA) describing the level of real estate development found there. The CBD is characterized by a high density, well organized core within the largest city of a given MSA.

Class A: A classification used to describe buildings that generally qualify as extremely desirable investment-grade properties and command the highest rents or sale prices compared to other buildings in the same market. Such buildings are well located and provide efficient tenant layouts as well as high quality, and in some buildings, one-of-a-kind floor plans. They can be an architectural or historical landmark designed by prominent architects. These buildings contain a modern mechanical system, and have above-average maintenance and management as well as the best quality materials and workmanship in their trim and interior fittings. They are generally the most attractive and eagerly sought by investors willing to pay a premium for quality.

Class B: A classification used to describe buildings that generally qualify as a more speculative investment, and as such, command lower rents or sale prices compared to Class A properties. Such buildings offer utilitarian space without special attractions, and have ordinary design, if new or fairly new; good to excellent design if an older non-landmark building. These buildings typically have average to good maintenance, management and tenants. They are less appealing to tenants than Class A properties, and may be deficient in a number of respects including floor plans, condition and facilities. They lack prestige and must depend chiefly on a lower price to attract tenants and investors.

Class C: A classification used to describe buildings that generally qualify as no-frills, older buildings that offer basic space and command lower rents or sale prices compared to other buildings in the same market. Such buildings typically have below-average maintenance and management, and could have mixed or low tenant prestige, inferior elevators, and/or mechanical/electrical systems. These buildings lack prestige and must depend chiefly on a lower price to attract tenants and investors.

Construction Starts: Buildings that began construction during a specific period of time. (See also: Deliveries)

Contiguous Blocks of Space: Space within a building that is, or is able to be joined together into a single contiguous space.

Deliveries: Buildings that complete construction during a specified period of time. In order for space to be considered delivered, a certificate of occupancy must have been issued for the property.

Delivery Date: The date a building completes construction and receives a certificate of occupancy.

Developer: The company, entity or individual that transforms raw land to improved property by use of labor, capital and entrepreneurial efforts.

Direct Space: Space that is being offered for lease directly from the landlord or owner of a building, as opposed to space being offered in a building by another tenant (or broker of a tenant) trying to sublet a space that has already been leased.

Existing Inventory: The square footage of buildings that have received a certificate of occupancy and are able to be occupied by tenants. It does not include space in buildings that are either planned, under construction or under renovation.

Flex Building: A type of building designed to be versatile, which may be used in combination with office (corporate headquarters), research and development, quasi-retail sales, and including but not limited to industrial, warehouse, and distribution uses. A typical flex building will be one or two stories with at least half of the rentable area being used as office space, have ceiling heights of 16 feet or less, and have some type of drive-in door, even though the door may be glassed in or sealed off.

Full Service Rental Rate: Rental rates that include all operating expenses such as utilities, electricity, janitorial services, taxes and insurance.

Gross Absorption: The total change in occupied space over a given period of time, counting space that is occupied but not space that is vacated by tenants. Gross absorption differs from leasing Activity, which is the sum of all space leased over a certain period of time. Unless otherwise noted Gross Absorption includes direct and sublease space.

Growth in Inventory: The change in size of the existing square footage in a given area over a given period of time, generally due to the construction of new buildings.

Industrial Building: A type of building adapted for such uses as the assemblage, processing, and/or manufacturing of products from raw materials or fabricated parts. Additional uses include warehousing, distribution, and maintenance facilities. The primary purpose of the space is for storing, producing, assembling, or distributing product.

Landlord Rep: (Landlord Representative) In a typical lease transaction between an owner/landlord and tenant, the broker that represents the interests of the owner/landlord is referred to as the Landlord Rep.

Leased Space: All the space that has a financial lease obligation. It includes all leased space, regardless of whether the space is currently occupied by a tenant. Leased space also includes space being offered for sublease.

Leasing Activity: The volume of square footage that is committed to and signed under a lease obligation for a specific building or market in a given period of time. It includes direct leases, subleases and renewals of existing leases. It also includes any pre-leasing activity in planned, under construction, or under renovation buildings.

Market: Geographic boundaries that serve to delineate core areas that are competitive with each other and constitute a generally accepted primary competitive set of areas. Markets are building-type specific, and are non-overlapping contiguous geographic designations having a cumulative sum that matches the boundaries of the entire Region (See also: Region). Markets can be further subdivided into Submarkets. (See also: Submarkets)

Multi-Tenant: Buildings that house more than one tenant at a given time. Usually, multi-tenant buildings were designed and built to accommodate many different floor plans and designs for different tenant needs. (See also: Tenancy).

Net Absorption: The net change in occupied space over a given period of time. Unless otherwise noted Net Absorption includes direct and sublease space.

Net Rental Rate: A rental rate that excludes certain expenses that a tenant could incur in occupying office space. Such expenses are expected to be paid directly by the tenant and may include janitorial costs, electricity, utilities, taxes, insurance and other related costs.

New Space: Sometimes called first generation space, refers to space that has never been occupied and/or leased by a tenant.

Occupied Space: Space that is physically occupied by a tenant. It does not include leased space that is not currently occupied by a tenant.

Office Building: A type of commercial building used exclusively or primarily for office use (business), as opposed to manufacturing, warehousing, or other uses. Office buildings may sometimes have other associated uses within part of the building, i.e., retail sales, financial, or restaurant, usually on the ground floor.

Owner: The company, entity, or individual that holds title on a given building or property.

Planned/Proposed: The status of a building that has been announced for future development but not yet started construction.

Preleased Space: The amount of space in a building that has been leased prior to its construction completion date, or certificate of occupancy date.

Price/SF: Calculated by dividing the price of a building (either sales price or asking sales price) by the Rentable Building Area (RBA).

Property Manager: The company and/or person responsible for the day-to-day operations of a building, such as cleaning, trash removal, etc. The property manager also makes sure that the various systems within the building, such as the elevators, HVAC, and electrical systems, are functioning properly.

Quoted Rental Rate: The asking rate per square foot for a particular building or unit of space by a broker or property owner. Quoted rental rates may differ from the actual rates paid by tenants following the negotiation of all terms and conditions in a specific lease.

RBA: Abbreviation for Rentable Building Area. (See also: Rentable Building Area)

Region: Core areas containing a large population nucleus, that together with adjacent communities have a high degree of economic and social integration. Regions are further divided into market areas, called Markets. (See also: Markets)

Relet Space: Sometimes called second generation or direct space, refers to existing space that has previously been occupied by another tenant.

Rentable Building Area: (RBA) The total square footage of a building that can be occupied by, or assigned to a tenant for the purpose of determining a tenant's rental obligation. Generally RBA includes a percentage of common areas including all hallways, main lobbies, bathrooms, and telephone closets.

Rental Rates: The annual costs of occupancy for a particular space quoted on a per square foot basis.

Sales Price: The total dollar amount paid for a particular property at a particular point in time.

Sales Volume: The sum of sales prices for a given group of buildings in a given time period.

Seller: The individual, group, company, or entity that sells a particular commercial real estate asset.

SF: Abbreviation for Square Feet.

Single-Tenant: Buildings that are occupied, or intended to be occupied by a single tenant. (See also: Build-to-suit and Tenancy)

Sublease Space: Space that has been leased by a tenant and is being offered for lease back to the market by the tenant with the lease obligation. Sublease space is sometimes referred to as sublet space.

Submarkets: Specific geographic boundaries that serve to delineate a core group of buildings that are competitive with each other and constitute a generally accepted primary competitive set, or peer group. Submarkets are building type specific (office, industrial, retail, etc.), with distinct boundaries dependent on different factors relevant to each building type. Submarkets are non-overlapping, contiguous geographic designations having a cumulative sum that matches the boundaries of the Market they are located within (See also: Market).

Suburban: The Suburban and Central Business District (CBD) designations refer to a particular geographic area within a metropolitan statistical area (MSA). Suburban is defined as including all office inventory not located in the CBD. (See also: CBD)

Tenancy: A term used to indicate whether or not a building is occupied by multiple tenants (See also: Multi-tenant) or a single tenant. (See also: Single-tenant)

Tenant Rep: Tenant Rep stands for Tenant Representative. In a typical lease transaction between an owner/landlord and tenant, the broker that represents the interests of the tenant is referred to as a Tenant Rep.

Time On Market: A measure of how long a currently available space has been marketed for lease, regardless of whether it is vacant or occupied.

Under Construction: The status of a building that is in the process of being developed, assembled, built or constructed. A building is considered to be under construction after it has begun construction and until it receives a certificate of occupancy.

Vacancy Rate: A measurement expressed as a percentage of the total amount of physically vacant space divided by the total amount of existing inventory. Under construction space generally is not included in vacancy calculations.

Vacant Space: Space that is not currently occupied by a tenant, regardless of any lease obligation that may be on the space. Vacant space could be space that is either available or not available. For example, sublease space that is currently being paid for by a tenant but not occupied by that tenant, would be considered vacant space. Likewise, space that has been leased but not yet occupied because of finish work being done, would also be considered vacant space.

Weighted Average Rental Rate: Rental rates that are calculated by factoring in, or weighting, the square footage associated with each particular rental rate. This has the effect of causing rental rates on larger spaces to affect the average more than that of smaller spaces. The weighted average rental rate is calculated by taking the ratio of the square footage associated with each rental rate to the square footage associated with all rental rates, multiplying the rental rate by that ratio, and then adding together all the resulting numbers.

Year Built: The year in which a building completed construction and was issued a certificate of occupancy.

YTD: Abbreviation for Year-to-Date. Describes statistics that are cumulative from the beginning of a calendar year through whatever time period is being studied.

ATLANTA'S VACANCY DECREASES TO 14.6%

Net Absorption Positive 1,840,625 SF in the Quarter

The Atlanta Office market ended the second quarter 2005 with a vacancy rate of 14.6%. The vacancy rate was down over the previous quarter, with net absorption totaling positive 1,840,625 square feet in the second quarter. Vacant sublease space decreased in the quarter, ending the quarter at 2,943,437 square feet. Rental rates ended the second quarter at $18.63, a increase over the previous quarter. A total of 22 buildings delivered to the market in the quarter totaling 784,208 square feet, with 2,419,526 square feet still under construction at the end of the quarter.

Absorption

Net absorption for the overall Atlanta office market was positive 1,840,625 square feet in the second quarter 2005. That compares to positive 1,564,630 square feet in the first quarter 2005, positive 1,296,156 square feet in the fourth quarter 2004, and positive 1,109,418 square feet in the third quarter 2004.

The Class-A office market recorded net absorption of positive 228,461 square feet in the second quarter 2005, compared to positive 919,644 square feet in the first quarter 2005, positive 514,720 in the fourth quarter 2004, and positive 982,778 in the third quarter 2004.

The Class-B office market recorded net absorption of positive 1,369,341 square feet in the second quarter 2005, compared to positive 639,479 square feet in the first quarter 2005, positive 672,769 in the fourth quarter 2004, and positive 180,687 in the third quarter 2004.

The Class-C office market recorded net absorption of positive 242,823 square feet in the second quarter 2005 compared to positive 5,507 square feet in the first quarter 2005, positive 108,667 in the fourth quarter 2004, and negative (54,047) in the third quarter 2004.

Net absorption for Atlanta's central business district was negative (47,869) square feet in the second quarter 2005. That compares to positive 189,333 square feet in the first quarter 2005, negative (196,583) in the fourth quarter 2004, and positive 30,688 in the third quarter 2004.

Net absorption for the suburban markets was positive 1,894,294 square feet in the second quarter 2005. That compares to positive 1,369,497 square feet in first quarter 2005, positive 1,486,579 in the fourth quarter 2004, and positive 1,062,610 in the third quarter 2004.

Vacancy

The office vacancy rate in the Atlanta market area decreased to 14.6% at the end of the second quarter 2005. The vacancy rate was 15.1% at the end of the first quarter 2005, 15.7% at the end of the fourth quarter 2004, and 16.1% at the end of the third quarter 2004.

Class-A projects reported a vacancy rate of 16.4% at the end of the second quarter 2005, 16.5% at the end of the first quarter 2005, 17.5% at the end of the fourth quarter 2004, and 18.0% at the end of the third quarter 2004.

Class-B projects reported a vacancy rate of 14.0% at the end of the second quarter 2005, 14.8% at the end of the first quarter 2005, 15.3% at the end of the fourth quarter 2004, and 15.6% at the end of the third quarter 2004.

Class-C projects reported a vacancy rate of 10.4% at the end of the second quarter 2005, 11.3% at the end of first quarter 2005, 11.3% at the end of the fourth quarter 2004, and 11.9%

VACANCY RATES BY CLASS 1986-2005


Class A
Class B
Class C
Total Market
Vacancy Rate
35%
30%
25%
20%
15%
10%
5%
0%
1986 4q
1987 3q
1988 2q
1989 1q
1989 4q
1990 3q
1991 2q
1992 1q
1992 4q
1993 3q
1994 2q
1995 1q
1995 4q
1996 3q
1997 2q
1998 1q
1998 4q
1999 3q
2000 2q
2001 1q
2001 4q
2002 3q
2003 2q
2004 1q
2004 4q

Source: CoStar Property®

at the end of the third quarter 2004.

The overall vacancy rate in Atlanta's central business district at the end of the second quarter 2005 increased to 14.8%. The vacancy rate was 14.7% at the end of the first quarter 2005, 15.3% at the end of the fourth quarter 2004, and 14.8% at the end of the third quarter 2004.

The vacancy rate in the suburban markets decreased to 14.5% in the second quarter 2005. The vacancy rate was 15.2% at the end of the first quarter 2005, 15.8% at the end of the fourth quarter 2004, and 16.4% at the end of the third quarter 2004.

Largest Lease Signings

The largest lease signings occurring in 2005 included: the 96,675-square-foot lease signed by RaceTrac at Cumberland Center IV; the 83,260-square-foot lease signed by Leica Geosystems at 5051 Peachtree Corners Cir; and the 73,328-square-foot deal signed by NAC International Inc. at The Forum.

Sublease Vacancy

The amount of vacant sublease space in the Atlanta market decreased to 2,943,437 square feet by the end of the second quarter 2005, from 3,178,775 square feet at the end of the first quarter 2005. There was 3,458,830 square feet vacant at the end of the fourth quarter 2004 and 3,791,014 square feet at the end of the third quarter 2004.

Atlanta's Class-A projects reported vacant sublease space of 1,970,009 square feet at the end of second quarter 2005, down from the 2,139,131 square feet reported at the end of the first quarter 2005. There were 2,301,847 square feet of sublease space vacant at the end of the fourth quarter 2004, and 2,337,599 square feet at the end of the third quarter 2004.

Class-B projects reported vacant sublease space of 907,338 square feet at the end of the second quarter 2005, down from the 950,992 square feet reported at the end of the first quarter 2005. At the end of the fourth quarter 2004 there were 1,039,537 square feet, and at the end of the third quarter 2004 there were 1,323,152 square feet vacant.

Class-C projects reported decreased vacant sublease space from the first quarter 2005 to the second quarter 2005. Sublease vacancy went from 88,652 square feet to 66,090 square feet during that time. There was 117,446 square feet at the end of the fourth quarter 2004, and 130,263 square feet at the end of the third quarter 2004.

Sublease vacancy in Atlanta's central business district stood at 243,494 square feet at the end of the second quarter 2005. It was 262,680 square feet at the end of the first quarter 2005, 345,384 square feet at the end of the fourth quarter 2004, and 368,740 square feet at the end of the third quarter 2004.

Sublease vacancy in the suburban markets ended the second quarter 2005 at 2,699,943 square feet. At the end of the first quarter 2005 sublease vacancy was 2,916,095 square feet, was 3,113,446 square feet at the end of the fourth quarter 2004, and was 3,422,274 square feet at the end of the third quarter 2004.

U.S. Vacancy Comparison

Past 8 Quarters


Atlanta
United States
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Vacancy Rate
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Rental Rates

The average quoted asking rental rate for available office space, all classes, was $18.63 per-square-foot per year at the end of the second quarter 2005 in the Atlanta market area. This represented a 0.8% increase in quoted rental rates from the end of the first quarter 2005, when rents were reported at $18.49 per-square-foot.

The average quoted rate within the Class-A sector was $20.88 at the end of the second quarter 2005, while Class-B rates stood at $16.48, and Class-C rates at $14.83. At the end of the first quarter 2005, Class-A rates were $20.71 per-square-foot, Class-B rates were $16.50, and Class-C rates were $14.81.

The average quoted asking rental rate in Atlanta's CBD was $19.99 at the end of the second quarter 2005, and $18.41 in the suburban markets. In the first quarter 2005, quoted rates were $19.36 in the CBD and $18.35 in the suburbs.

Deliveries and Construction

During the second quarter 2005, 22 buildings totaling 784,208 square feet were completed in the Atlanta market area. This compares to 19 buildings totaling 226,192 square feet that were completed in the first quarter 2005, 44 buildings totaling 569,072 square feet completed in the fourth quarter 2004, and 243,018 square feet in 30 buildings completed in the third quarter 2004.

There were 2,419,526 square feet of office space under construction at the end of the second quarter 2005.

Inventory

Total office inventory in the Atlanta market area amounted to 225,253,418 square feet in 6,604 buildings as of the end of the second quarter 2005. The Class-A office sector consisted of 96,590,513 square feet in 402 projects. There were 2,600 Class-B buildings totaling 100,335,874 square feet, and the Class-C sector consisted of 28,327,031 square feet in 3,602 buildings. Within



the Office market there were 711 owner-occupied buildings accounting for 36,816,798 square feet of office space.

Sales Activity

Tallying office building sales of 15,000 square feet or larger, Atlanta office sales figures fell during the first quarter 2005 in terms of dollar volume compared to the fourth quarter of 2004.

In the first quarter, 27 office transactions closed with a total volume of $307,752,388. The 27 buildings totaled 2,432,251 square feet and the average price per square foot equated to $126.53 per square foot. That compares to 41 transactions totaling $837,729,353 in the fourth quarter 2004. The total square footage in the fourth quarter was 6,306,139 square feet for an average price per square foot of $132.84.

Total office building sales activity in 2005 was up compared to 2003 & 2004. In the first three months of 2004, the market saw 19 office sales transactions with a total volume of $257,353,500. The price per square foot averaged $137.80. In the same first three months of 2003, the market posted 14 transactions with a total volume of $107,696,174. The price per square foot averaged $91.29.

The largest transaction that has occurred within the last 4 quarters in the Atlanta market is the sale of The Pinnacle & Two Live Oak in Atlanta on 8/2/2004. These 706,121 square foot office buildings sold together for $200,000,000, or $283.24 per square foot.

ABSORPTION & DELIVERIES

Past 8 Quarters


Net Absorption
Deliveries
Millions SF
2.5
2.0
1.5
1.0
0.5
0.0
(0.5)
2.05
1.81
1.66
1.30
1.11
.92
0.82
.78
.57
0.31
0.29
0.37
.24
.23
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Reports compiled by: Darren Crowe, CoStar Property® Research Manager; Joseph Nassau, CoStar COMPS® Assistant Research Manager.



CoStar Markets & Submarkets

In analyzing metropolitan areas in the U.S., CoStar has developed geographic designations to help group properties together, called Regions, Markets and Submarkets. Regions are the equivalent of metropolitan areas, or areas containing a large population nucleus, that together with adjacent communities have a high degree of economic and social integration. Regions are then divided into Markets, which are core areas within a metropolitan area that are known to be competitive with each other in terms of attracting and keeping tenants. Markets are then further subdivided into smaller units called Submarkets, which serve to delineate a core group of buildings that are competitive with each other and constitute a generally accepted competitive set, or peer group.

Markets	Submarkets
Buckhead	Lower Buckhead Upper Buckhead
Central Perimeter	Central Perimeter
Downtown Atlanta	Downtown Atlanta*
Midtown Atlanta	Midtown/Pershing Point Northside Dr/Georgia Tech
North Fulton	Dawson County N Fulton/Forsyth County
Northeast Atlanta	Bartow County Duluth/Suwanee/Buford Gainesville/Hall County Lawrenceville/Liburn Norcross/Pnce Corners Walton County
Northlake	Chamblee/Dvile/N D Hils Decatur I-20 East/Conyers Newton County Northlake/Lavista Stone Mountain
Northwest Atlanta	Cherokee County Cumberland/Galleria East Cobb Kennesaw/Town Center Pickens County
South Atlanta	Fayette/Coweta County North Clayton/Airport South Clayton/Henry Cnty Spalding County
West Atlanta	Douglasville/Lithia Spring Villa Rica/West Outlying West Atlanta

* Submarkets comprising the CBD. For statistics reference the CBD vs Suburban Figures at a Glance Page.

TOTAL EMPLOYMENT BY INDUSTRY

Percent of Total Employment by Industry


0%
5%
8%
23%
14%
4%
4%
9%
7%
10%
16%
Natural Resources & Mining
Construction
Manufacturing
Trade, Transportation & Utilities
Information
Financial Activities
Professional & Business Services
Education & Health Services
Leisure & Hospitality
Other Services
Government

Source: Department of Labor, Bureau of Labor Statistics

TOTAL EMPLOYMENT GROWTH

Total Number of Jobs Added Per Year


Atlanta
U.S. Average
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
Percent Growth
2001
2002
2003
2004
2005

Source: Department of Labor, Bureau of Labor Statistics

OFFICE* EMPLOYMENT GROWTH

Cumulative Growth in Office* Jobs Over the Past 5 Years

Market	Employment Growth	Inventory Growth	Difference
Atlanta	-5.00%	5.60%	-10.60%
Boston	-12.20%	3.70%	-15.90%
Chicago	-4.60%	4.00%	-8.60%
Dallas/Ft Worth	-4.50%	4.40%	-8.90%
Denver	-8.30%	4.40%	-12.70%
Los Angeles	-4.20%	1.90%	-6.10%
New York City	-11.60%	1.80%	-13.40%
Seattle/Puget Sound	-2.70%	4.60%	-7.30%
Tampa/St Petersburg	13.00%	5.40%	7.60%
Washington	4.90%	8.00%	-3.10%

Source: Department of Labor, Bureau of Labor Statistics

OFFICE* EMPLOYMENT GROWTH

Number of Office* Jobs Added Per Year


Atlanta
U.S. Average
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-5.0%
Percent Growth
2001
2002
2003
2004
2005

*Source: Department of Labor, Bureau of Labor Statistics. * Office employment is defined as jobs in the Information, Financial Activities, and Professional & Business Services Industries*

HISTORICAL UNEMPLOYMENT RATES


Atlanta
U.S. Average
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Percent Unemployment
2001 1q
2001 2q
2001 3q
2001 4q
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q

Source: Department of Labor, Bureau of Labor Statistics



Atlanta Office Market

EMPLOYMENT AND TENANT

Tenant by Size Range

Based on Total Number of Tenants


75,000 SF & Up
2.6%
50,000-74,999 SF
1.4%
25,000-49,999 SF
3.7%
10,000-24,999 SF
14.1%
5,000-9,999 SF
17.8%
2,500-4,999 SF
30.2%
Up to 2,499 SF
30.1%
0%
5%
10%
15%
20%
25%
30%
35%
Percentage of Tenants



Source: CoStar Tenant®

Tenants by Lease Expiration

Based on Total Number of Tenants


2011
3.9%
2010
9.6%
2009
10.4%
2008
19.2%
2007
12.9%
2006
14.1%
0%
5%
10%
15%
20%
25%
Percentage of Tenants



Source: CoStar Tenant®

Tenants by Industry

Based on Total Number of Tenants


Finance/Ins/RE
21.7%
Business Service
13.2%
Services
11.3%
Manufacturing
9.6%
Retailers/Wholes
7.2%
Communications
7.1%
Law Firms
6.7%
Medical
6.5%
Government
5.7%
Agri/Mining/Util
3.6%
Transportation
2.8%
Engineers/Archit
2.8%
Accountants
1.9%
0%
5%
10%
15%
20%
25%
Percentage of Tenants

Source: CoStar Tenant®

SF Per Employee by Industry

Based on Total Number of Tenants


Medical
308.3
Law Firms
303.5
Retailers/Wholes
294.3
Communications
288.4
Finance/Ins/RE
288.0
Services
284.8
Accountants
279.3
Business Service
277.5
Engineers/Archit
269.6
Agri/Mining/Util
269.3
Manufacturing
266.4
Government
256.6
Transportation
236.4
0
50
100
150
200
250
300
350
SF Per Employee

Source: CoStar Tenant®

CONSTRUCTION HIGHLIGHTS IN SELECT COSTAR MARKETS

Color Coded by Under Construction Square Footage as a Percentage of Existing Inventory



Source: CoStar Property®



ATLANTA OFFICE MARKET

INVENTORY & DEVELOPMENT

HISTORICAL DELIVERIES 1982 - 2005


Deliveries
Average Delivered SF
Millions of SF
12.0
10.0
8.0
6.0
4.0
2.0
0.0
6.8
4.8
6.5
11.1
9.2
10.0
4.6
9.3
3.7
4.8
3.8
0.8
1.4
2.7
3.8
7.7
8.3
10.4
9.6
11.0
5.7
3.1
2.1
2.0
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Source: CoStar Property® *Future deliveries based on current under construction buildings

CONSTRUCTION ACTIVITY Markets Ranked by Under Construction Square Footage

Market	Under Construction Inventory				Average Bldg Size	
	# Bldgs	Total RBA	Preleased SF	Preleased %	All Existing	U/C
Midtown Atlanta	1	670,000	442,200	66.0%	75,108	670,000
Downtown Atlanta	2	609,010	273,984	45.0%	139,774	304,505
Buckhead	3	265,089	85,397	32.2%	62,816	88,363
Northeast Atlanta	13	236,773	99,381	42.0%	19,564	18,213
Northwest Atlanta	15	235,120	153,695	65.4%	28,862	15,675
South Atlanta	8	213,724	26,369	12.3%	15,978	26,715
Northlake	3	130,000	23,400	18.0%	23,264	43,333
West Atlanta	1	30,000	0	0.0%	15,720	30,000
North Fulton	5	29,810	9,648	32.4%	29,309	5,962
Central Perimeter	0	0	0	0.0%	51,828	0
Totals	51	2,419,526	1,114,074	46.0%	34,109	47,442

Source: CoStar Property®

RECENT DELIVERIES

Leased & Un-Leased SF in Deliveries Since 2001


Leased
Un-Leased
Millions of SF
12.0
10.0
8.0
6.0
4.0
2.0
0.0
2001
2002
2003
2004
2005

Source: CoStar Property®

FUTURE DELIVERIES

Preleased & Un-Leased SF in Properties Scheduled to Deliver


Preleased
Un-Leased
Thousands of SF
1,200
1,000
800
600
400
200
0
2005 3q
2005 4q
2006 1q
2006 2q

Source: CoStar Property®

HISTORICAL CONSTRUCTION STARTS & DELIVERIES

Square Footage Per Quarter Starting and Completing Construction


Construction Starts
Deliveries
Millions of SF
3.0
2.5
2.0
1.5
1.0
0.5
0.0
0.86
2.62
0.47
0.78
0.21
1.56
0.26
0.70
0.41
1.69
0.64
0.34
0.12
0.82
1.14
0.29
0.49
0.37
0.97
0.90
0.15
0.24
0.41
0.57
0.35
0.23
0.65
0.78
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

RECENT DELIVERIES BY PROJECT SIZE

Breakdown of Year-to-Date Development Based on RBA of Project

Building Size	# Bldgs	RBA	SF Leased	% Leased	Avg Rate	Single-Tenant	Multi-Tenant
< 50,000 SF	38	401,591	205,337	51.1%	$19.75	0	401,591
50,000 SF - 99,999 SF	1	56,440	0	0.0%	$16.84	0	56,440
100,000 SF - 249,999 SF	1	152,369	132,561	87.0%	$0.00	0	152,369
250,000 SF - 499,999 SF	1	400,000	400,000	100.0%	$0.00	400,000	0
>= 500,000 SF	0	0	0	0.0%	$0.00	0	0

Source: CoStar Property®

RECENT DEVELOPMENT BY TENANCY

Based on RBA Developed for Single & Multi Tenant Use


2005 Deliveries
Currently Under Construction
Multi
Single
Multi
Single

Source: CoStar Property®

EXISTING INVENTORY COMPARISON

Based on Total RBA


By Class
By Space Type
13%
Class A
Class B
Class C
Multi
Single

Source: CoStar Property®



SELECT YEAR-TO-DATE DELIVERIES

Based on Project Square Footage

1. Center for Disease Control
- Submarket: Northlake
- RBA: 400,000
- Class: A
- Occupied: 100%
- Quoted Rate: N/A
- Grnd Brk Date: Fourth Quarter 2001
- Deliv Date: Second Quarter 2005
- Leasing Co: Centers for Disease Control and Prevention
- Developer: McCarthy Construction
- Architect: CUH2A

2. 5670 Peachtree Dunwoody Rd NE - Tower Medical
- Submarket: Central Perimeter
- RBA: 152,369
- Class: A
- Occupied: 86%
- Quoted Rate: Negotiable
- Grnd Brk Date: Second Quarter 2004
- Deliv Date: Second Quarter 2005
- Leasing Co: Richmond Property Management, Inc.
- Developer: Richmond Property Management, Inc.
- Architect: Perkins & Will

3. 1200 Centre Pky
- Submarket: South Atlanta
- RBA: 56,440
- Class: B
- Occupied: 0%
- Quoted Rate: $16.84
- Grnd Brk Date: Fourth Quarter 2004
- Deliv Date: Second Quarter 2005
- Leasing Co: Duke Realty Corporation
- Developer: N/A
- Architect: N/A

4. Hurricane Shoals Professional - Bldg 1
- Submarket: Northeast Atlanta
- RBA: 43,500
- Class: B
- Occupied: 0%
- Quoted Rate: $24.50
- Grnd Brk Date: First Quarter 2005
- Deliv Date: First Quarter 2005
- Leasing Co: Kirbo Property Services, LLC
- Developer: N/A
- Architect: N/A

5. 6745 Sugarloaf Pky
- Submarket: Northeast Atlanta
- RBA: 32,000
- Class: B
- Occupied: 72%
- Quoted Rate: $12.75
- Grnd Brk Date: Third Quarter 2004
- Deliv Date: First Quarter 2005
- Leasing Co: Duke Realty Corporation
- Developer: N/A
- Architect: N/A

6. River Park
- Submarket: Northeast Atlanta
- RBA: 30,000
- Class: B
- Occupied: 58%
- Quoted Rate: $21.01
- Grnd Brk Date: Fourth Quarter 2004
- Deliv Date: Second Quarter 2005
- Leasing Co: Cauley Capital LLC
- Developer: N/A
- Architect: N/A

7. The Pavilion @ Golden Pky
- Submarket: Northeast Atlanta
- RBA: 25,200
- Class: B
- Occupied: 56%
- Quoted Rate: $19.01
- Grnd Brk Date: Second Quarter 2004
- Deliv Date: Second Quarter 2005
- Leasing Co: The Aiken Company
- Developer: The Aiken Company
- Architect: N/A

8. Gwinnett Physicians
- Submarket: Northeast Atlanta
- RBA: 20,000
- Class: B
- Occupied: 51%
- Quoted Rate: Negotiable
- Grnd Brk Date: Second Quarter 2004
- Deliv Date: First Quarter 2005
- Leasing Co: Group VI Real Estate
- Developer: Group VI Real Estate
- Architect: N/A

9. Eagles Nest Dr
- Submarket: Northwest Atlanta
- RBA: 16,250
- Class: B
- Occupied: 74%
- Quoted Rate: Negotiable
- Grnd Brk Date: Fourth Quarter 2004
- Deliv Date: First Quarter 2005
- Leasing Co: Keller Williams Select Partners
- Developer: N/A
- Architect: N/A

10. Alpharetta Community Bank
- Submarket: North Fulton
- RBA: 14,650
- Class: B
- Occupied: 50%
- Quoted Rate: $21.00
- Grnd Brk Date: N/A
- Deliv Date: First Quarter 2005
- Leasing Co: The Myrick Company, LLC
- Developer: N/A
- Architect: N/A

11. Suwanee Station
- Submarket: Northeast Atlanta
- RBA: 12,962
- Class: B
- Occupied: 0%
- Quoted Rate: $15.50
- Grnd Brk Date: N/A
- Deliv Date: First Quarter 2005
- Leasing Co: M3 Millennium Companies
- Developer: N/A
- Architect: N/A

12. Alpharetta Internal Medicine
- Submarket: North Fulton
- RBA: 12,000
- Class: B
- Occupied: 100%
- Quoted Rate: N/A
- Grnd Brk Date: N/A
- Deliv Date: First Quarter 2005
- Leasing Co: N/A
- Developer: N/A
- Architect: N/A

13. Gates at Laurel Springs - Bldg 1200
- Submarket: North Fulton
- RBA: 10,756
- Class: B
- Occupied: 0%
- Quoted Rate: $15.50
- Grnd Brk Date: Third Quarter 2004
- Deliv Date: Second Quarter 2005
- Leasing Co: The Gates at Laurel Springs
- Developer: Minchew Enterprises
- Architect: Lola-Budde and Associates

14. River Parc Offices - Bldg 1
- Submarket: Northeast Atlanta
- RBA: 10,000
- Class: B
- Occupied: 0%
- Quoted Rate: Negotiable
- Grnd Brk Date: First Quarter 2005
- Deliv Date: Second Quarter 2005
- Leasing Co: Parkside Developers, LLC
- Developer: Parkside Developers, LLC
- Architect: N/A

15. 880 Canton Rd NE
- Submarket: Northwest Atlanta
- RBA: 9,000
- Class: C
- Occupied: 100%
- Quoted Rate: $22.51
- Grnd Brk Date: Fourth Quarter 2004
- Deliv Date: First Quarter 2005
- Leasing Co: Innovative Capital,LLC /Tuscany Realty
- Developer: Innovative Capital,LLC /Tuscany Realty
- Architect: N/A

Source: CoStar Property®



SELECT TOP UNDER CONSTRUCTION PROPERTIES

Based on Project Square Footage

1. Symphony Center Tower
- Submarket: Midtown Atlanta
- RBA: 670,000
- Class: A
- Preleased: 66%
- Quoted Rate: $21.50
- Grnd Brk Date: Fourth Quarter 2003
- Deliv Date: First Quarter 2006
- Leasing Co: Hines
- Developer: Hines
- Architect: Pickard Chilton Architects

2. 55 Allen Plaza
- Submarket: Downtown Atlanta
- RBA: 349,010
- Class: A
- Preleased: 42%
- Quoted Rate: $28.50
- Grnd Brk Date: Second Quarter 2005
- Deliv Date: Second Quarter 2007
- Leasing Co: Barry Real Estate Companies
- Developer: Barry Real Estate Companies
- Architect: Pickard Chilton Architects

3. 30 Allen Plaza
- Submarket: Downtown Atlanta
- RBA: 260,000
- Class: A
- Preleased: 49%
- Quoted Rate: $18.50
- Grnd Brk Date: Second Quarter 2004
- Deliv Date: First Quarter 2006
- Leasing Co: Barry Real Estate Companies
- Developer: Barry Real Estate Companies
- Architect: MSTSD, Inc.

4. Two Buckhead Plaza Bldg 1
- Submarket: Buckhead
- RBA: 202,089
- Class: A
- Preleased: 19%
- Quoted Rate: $27.38
- Grnd Brk Date: Second Quarter 2004
- Deliv Date: Fourth Quarter 2005
- Leasing Co: Stafford Properties
- Developer: N/A
- Architect: N/A

5. The Forum - Phase II
- Submarket: Northeast Atlanta
- RBA: 93,612
- Class: B
- Preleased: 33%
- Quoted Rate: $17.00
- Grnd Brk Date: Second Quarter 2005
- Deliv Date: Fourth Quarter 2005
- Leasing Co: Lavista Associates, Inc.
- Developer: N/A
- Architect: Wakefield Beasley & Associates

6. The Commercial Condos
- Submarket: Northwest Atlanta
- RBA: 86,180
- Class: B
- Preleased: 100%
- Quoted Rate: N/A
- Grnd Brk Date: Second Quarter 2005
- Deliv Date: Fourth Quarter 2005
- Leasing Co: Taylor & Mathis, Inc.
- Developer: N/A
- Architect: N/A

7. Sugarloaf Office VI
- Submarket: Northeast Atlanta
- RBA: 83,335
- Class: B
- Preleased: 4%
- Quoted Rate: $19.00
- Grnd Brk Date: Fourth Quarter 2004
- Deliv Date: Third Quarter 2005
- Leasing Co: Duke Realty Corporation
- Developer: Duke Realty Corporation
- Architect: N/A

8. Hillandale Professional Center
- Submarket: Northlake
- RBA: 60,000
- Class: B
- Preleased: 0%
- Quoted Rate: $19.50
- Grnd Brk Date: First Quarter 2005
- Deliv Date: Fourth Quarter 2005
- Leasing Co: HealthAmerica Realty Group
- Developer: N/A
- Architect: N/A

9. Mill Creek Forest
- Submarket: Northeast Atlanta
- RBA: 55,000
- Class: A
- Preleased: 66%
- Quoted Rate: $23.50
- Grnd Brk Date: First Quarter 2004
- Deliv Date: Third Quarter 2005
- Leasing Co: Kingston Commercial
- Developer: Parke Day Properties, LLC
- Architect: N/A

10. Towne Lake Medical Center
- Submarket: Northwest Atlanta
- RBA: 48,000
- Class: B
- Preleased: 50%
- Quoted Rate: $17.00
- Grnd Brk Date: N/A
- Deliv Date: First Quarter 2006
- Leasing Co: HealthAmerica Realty Group
- Developer: N/A
- Architect: N/A

11. One Wisteria Place
- Submarket: Northeast Atlanta
- RBA: 43,558
- Class: A
- Preleased: 47%
- Quoted Rate: $24.88
- Grnd Brk Date: Fourth Quarter 2004
- Deliv Date: Third Quarter 2005
- Leasing Co: Ackerman & Co.
- Developer: N/A
- Architect: N/A

12. Camp Creek Medical Center - Bldg 1
- Submarket: South Atlanta
- RBA: 40,000
- Class: B
- Preleased: 0%
- Quoted Rate: Negotiable
- Grnd Brk Date: Second Quarter 2005
- Deliv Date: Fourth Quarter 2005
- Leasing Co: Ackerman & Co.
- Developer: N/A
- Architect: N/A

13. Camp Creek Medical Center - Bldg 2
- Submarket: South Atlanta
- RBA: 40,000
- Class: B
- Preleased: 0%
- Quoted Rate: Negotiable
- Grnd Brk Date: Second Quarter 2005
- Deliv Date: Fourth Quarter 2005
- Leasing Co: Ackerman & Co.
- Developer: N/A
- Architect: N/A

14. SouthCrest Medical Plaza - Bldg 100
- Submarket: South Atlanta
- RBA: 40,000
- Class: A
- Preleased: 0%
- Quoted Rate: $19.00
- Grnd Brk Date: First Quarter 2005
- Deliv Date: Third Quarter 2005
- Leasing Co: Ackerman & Co.
- Developer: Ackerman & Co.
- Architect: Thompson, Ventulett, Stainback & Associates

15. SouthCrest Medical Plaza - Bldg 200
- Submarket: South Atlanta
- RBA: 40,000
- Class: A
- Preleased: 0%
- Quoted Rate: $19.00
- Grnd Brk Date: First Quarter 2005
- Deliv Date: Third Quarter 2005
- Leasing Co: Ackerman & Co.
- Developer: Ackerman & Co.
- Architect: Thompson, Ventulett, Stainback & Associates

Source: CoStar Property®

CoStar Group

Atlanta Office Market

FIGURES AT A GLANCE

Class A Market Statistics

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net	YTD	Under	Quoted
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %	Absorption	Deliveries	Const SF	Rates
Buckhead	41	11,552,196	1,601,698	1,771,657	15.3%	(151,303)	0	202,089	$24.90
Central Perimeter	71	19,515,949	3,635,090	3,993,580	20.5%	412,783	152,369	0	$20.95
Downtown Atlanta	24	14,418,296	2,352,628	2,513,567	17.4%	39,294	0	609,010	$21.54
Midtown Atlanta	31	11,630,965	1,244,151	1,538,274	13.2%	290,476	0	670,000	$20.89
North Fulton	93	14,753,407	1,801,225	2,222,976	15.1%	380,788	0	0	$17.79
Northeast Atlanta	57	6,314,771	769,877	910,552	14.4%	81,778	0	98,558	$18.61
Northlake	14	1,954,491	303,097	310,082	15.9%	25,077	0	30,000	$18.70
Northwest Atlanta	63	15,696,961	2,156,905	2,533,992	16.1%	59,621	0	0	$21.31
South Atlanta	8	753,477	36,487	76,487	10.2%	9,591	0	88,300	$20.21
West Atlanta	0	0	0	0	0.0%	0	0	0	$0.00
Totals	402	96,590,513	13,901,158	15,871,167	16.4%	1,148,105	152,369	1,697,957	$20.88

Source: CoStar Property®

Class B Market Statistics

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net	YTD	Under	Quoted
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %	Absorption	Deliveries	Const SF	Rates
Buckhead	41	3,394,064	468,978	481,778	14.2%	(32,489)	0	63,000	$20.34
Central Perimeter	256	10,412,024	1,763,725	1,955,162	18.8%	87,852	0	0	$16.97
Downtown Atlanta	73	11,690,783	1,585,092	1,657,747	14.2%	140,918	0	0	$16.85
Midtown Atlanta	114	9,262,750	656,577	689,412	7.4%	239,280	0	0	$16.96
North Fulton	418	10,853,800	1,655,687	1,771,553	16.3%	269,020	85,176	29,810	$16.13
Northeast Atlanta	532	13,086,734	2,106,825	2,223,580	17.0%	289,792	232,822	121,815	$14.71
Northlake	386	16,496,710	1,296,271	1,379,809	8.4%	748,527	415,000	100,000	$16.28
Northwest Atlanta	485	16,713,894	2,646,928	2,848,976	17.0%	76,270	36,050	235,120	$16.77
South Atlanta	254	7,072,309	690,158	769,562	10.9%	166,574	84,483	125,424	$15.61
West Atlanta	41	1,352,866	268,196	268,196	19.8%	22,636	0	30,000	$20.24
Totals	2,600	100,335,874	13,130,437	14,045,775	14.0%	2,008,820	853,531	705,169	$16.48

Source: CoStar Property®

ATLANTA OFFICE MARKET

FIGURES AT A GLANCE

CLASS C MARKET STATISTICS

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net	YTD	Under	Quoted
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %	Absorption	Deliveries	Const SF	Rates
Buckhead	181	1,574,446	74,367	78,592	5.0%	46,262	0	0	$19.52
Central Perimeter	293	2,205,462	279,414	284,313	12.9%	27,729	0	0	$14.56
Downtown Atlanta	119	4,082,044	291,370	301,270	7.4%	(38,748)	0	0	$16.07
Midtown Atlanta	153	1,488,416	175,776	175,776	11.8%	52,006	0	0	$15.26
North Fulton	452	2,617,432	239,031	266,471	10.2%	10,564	0	0	$15.59
Northeast Atlanta	595	3,762,746	534,178	536,909	14.3%	23,964	0	16,400	$13.96
Northlake	570	4,114,462	402,631	404,455	9.8%	(20,075)	4,500	0	$15.29
Northwest Atlanta	749	5,023,663	498,974	514,045	10.2%	110,487	0	0	$13.92
South Atlanta	401	2,767,562	325,993	325,993	11.8%	46,351	0	0	$13.60
West Atlanta	89	690,799	45,227	45,227	6.5%	(9,610)	0	0	$14.91
Totals	3,602	28,327,031	2,866,961	2,933,051	10.4%	248,330	4,500	16,400	$14.83

Source: CoStar Property®

TOTAL OFFICE MARKET STATISTICS

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net	YTD	Under	Quoted
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %	Absorption	Deliveries	Const SF	Rates
Buckhead	263	16,620,706	2,145,043	2,332,027	14.1%	(137,530)	0	265,089	$23.90
Central Perimeter	620	32,139,485	5,678,229	6,233,055	19.4%	528,364	152,369	0	$19.41
Downtown Atlanta	216	30,191,123	4,229,090	4,472,584	14.8%	141,464	0	609,010	$19.99
Midtown Atlanta	298	22,382,130	2,076,504	2,403,462	10.7%	581,762	0	670,000	$19.54
North Fulton	963	28,224,639	3,695,943	4,261,000	15.1%	660,372	85,176	29,810	$16.97
Northeast Atlanta	1,184	23,164,251	3,410,880	3,671,041	15.8%	394,874	232,822	236,773	$15.82
Northlake	970	22,565,663	2,001,999	2,094,346	9.3%	753,529	419,500	130,000	$16.43
Northwest Atlanta	1,297	37,434,458	5,302,807	5,897,013	15.8%	246,878	36,050	235,120	$16.69
South Atlanta	663	10,593,348	1,052,638	1,172,042	11.1%	222,516	84,483	213,724	$15.77
West Atlanta	130	2,043,665	313,423	313,423	15.3%	13,026	0	30,000	$19.50
Totals	6,604	225,253,418	29,906,556	32,849,993	14.6%	3,405,255	1,010,400	2,419,526	$18.63

Source: CoStar Property®

CoStar GROUP

Atlanta Office Market

FIGURES AT A GLANCE

Class A Submarket Statistics

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net Absorption	YTD Deliveries	Under Const SF	Quoted Rates
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %				
Bartow County	0	0	0	0	0.0%	0	0	0	$0.00
Central Perimeter	71	19,515,949	3,635,090	3,993,580	20.5%	412,783	152,369	0	$20.95
Chamblee/Dville/N D Hills	6	950,289	128,167	128,167	13.5%	5,897	0	0	$19.10
Cherokee County	0	0	0	0	0.0%	0	0	0	$0.00
Cumberland/Galleria	52	14,507,807	1,981,243	2,313,201	15.9%	77,419	0	0	$21.50
Dawson County	0	0	0	0	0.0%	0	0	0	$0.00
Decatur	6	567,161	21,000	21,000	3.7%	0	0	0	$21.99
Douglasville/Lithia Spring	0	0	0	0	0.0%	0	0	0	$0.00
Downtown Atlanta	24	14,418,296	2,352,628	2,513,567	17.4%	39,294	0	609,010	$21.54
Duluth/Suwanee/Buford	27	3,443,434	395,188	457,954	13.3%	39,125	0	55,000	$18.92
East Cobb	0	0	0	0	0.0%	0	0	0	$0.00
Fayette/Coweta County	0	0	0	0	0.0%	0	0	8,300	$21.38
Gainesville/Hall County	3	241,979	8,000	8,000	3.3%	(1,100)	0	0	$22.00
I-20 East/Conyers	0	0	0	0	0.0%	0	0	30,000	$18.50
Kennesaw/Town Center	11	1,189,154	175,662	220,791	18.6%	(17,798)	0	0	$19.08
Lawrenceville/Lilburn	5	465,567	39,277	39,277	8.4%	39,064	0	43,558	$17.78
Lower Buckhead	0	0	0	0	0.0%	0	0	0	$0.00
Midtown/Pershing Point	28	10,791,728	1,164,334	1,458,457	13.5%	236,292	0	670,000	$20.96
N Fulton/Forsyth County	93	14,753,407	1,801,225	2,222,976	15.1%	380,788	0	0	$17.79
Newton County	0	0	0	0	0.0%	0	0	0	$0.00
Norcross/Ptree Corners	22	2,163,791	327,412	405,321	18.7%	4,689	0	0	$18.25
North Clayton/Airport	8	753,477	36,487	76,487	10.2%	9,591	0	0	$20.97
Northlake/Lavista	2	437,041	153,930	160,915	36.8%	19,680	0	0	$17.96
Northside Dr/Georgia Tech	3	839,237	79,817	79,817	9.5%	54,184	0	0	$19.00
Pickens County	0	0	0	0	0.0%	0	0	0	$0.00
South Clayton/Henry Cnty	0	0	0	0	0.0%	0	0	80,000	$19.00
Spalding County	0	0	0	0	0.0%	0	0	0	$0.00
Stone Mountain	0	0	0	0	0.0%	0	0	0	$0.00
Upper Buckhead	41	11,552,196	1,601,698	1,771,657	15.3%	(151,303)	0	202,089	$24.90
Villa Rica/West Outlying	0	0	0	0	0.0%	0	0	0	$0.00
Walton County	0	0	0	0	0.0%	0	0	0	$0.00
West Atlanta	0	0	0	0	0.0%	0	0	0	$0.00
Totals	402	96,590,513	13,901,158	15,871,167	16.4%	1,148,105	152,369	1,697,957	$20.88

Source: CoStar Property®

ATLANTA OFFICE MARKET



FIGURES AT A GLANCE

CLASS B SUBMARKET STATISTICS

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net Absorption	YTD Deliveries	Under Const SF	Quoted Rates
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %				
Bartow County	14	324,615	38,056	38,056	11.7%	0	0	0	$0.00
Central Perimeter	256	10,412,024	1,763,725	1,955,162	18.8%	87,852	0	0	$16.97
Chamblee/Dville/N D Hills	182	7,655,341	565,750	568,785	7.4%	130,300	0	0	$16.58
Cherokee County	64	1,007,968	138,483	151,966	15.1%	22,760	16,250	63,300	$16.72
Cumberland/Galleria	201	11,126,528	1,843,119	2,007,245	18.0%	129,212	0	21,000	$16.90
Dawson County	2	30,124	20,000	20,000	66.4%	0	0	0	$21.51
Decatur	67	3,776,701	143,163	143,163	3.8%	411,691	400,000	0	$18.04
Douglasville/Lithia Sprng	29	774,199	131,556	131,556	17.0%	19,139	0	0	$12.91
Downtown Atlanta	73	11,690,783	1,585,092	1,657,747	14.2%	140,918	0	0	$16.85
Duluth/Suwanee/Buford	202	4,483,378	722,321	781,633	17.4%	195,079	162,042	113,535	$15.43
East Cobb	75	1,334,860	156,496	162,021	12.1%	4,985	10,800	27,200	$17.01
Fayette/Coweta County	81	1,215,089	130,336	133,271	11.0%	40,921	0	15,000	$17.30
Gainesville/Hall County	48	1,112,308	50,681	50,681	4.6%	21,520	0	0	$15.61
I-20 East/Conyers	40	921,580	138,959	138,959	15.1%	(9,457)	15,000	60,000	$17.08
Kennesaw/Town Center	130	2,905,863	470,774	489,688	16.9%	(80,187)	9,000	123,620	$16.02
Lawrenceville/Lilburn	122	1,722,952	316,684	326,022	18.9%	12,937	70,780	2,280	$17.52
Lower Buckhead	10	1,150,882	170,768	170,768	14.8%	(6,461)	0	0	$19.73
Midtown/Pershing Point	73	5,696,759	517,225	548,560	9.6%	245,366	0	0	$16.76
N Fulton/Forsyth County	416	10,823,676	1,635,687	1,751,553	16.2%	269,020	85,176	29,810	$16.09
Newton County	0	0	0	0	0.0%	0	0	40,000	$0.00
Norcross/Ptree Corners	156	5,746,253	1,015,296	1,064,401	18.5%	60,196	0	6,000	$13.63
North Clayton/Airport	116	4,776,094	373,443	446,019	9.3%	73,874	56,440	80,000	$18.79
Northlake/Lavista	80	3,714,715	447,199	527,702	14.2%	164,820	0	0	$16.04
Northside Dr/Georgia Tech	41	3,565,991	139,352	140,852	3.9%	(6,086)	0	0	$18.03
Pickens County	1	14,000	0	0	0.0%	0	0	0	$0.00
South Clayton/Henry Cnty	57	1,081,126	186,379	190,272	17.6%	51,779	28,043	30,424	$19.70
Spalding County	0	0	0	0	0.0%	0	0	0	$0.00
Stone Mountain	17	428,373	1,200	1,200	0.3%	51,085	0	0	$5.98
Upper Buckhead	31	2,243,182	298,210	311,010	13.9%	(26,028)	0	63,000	$20.49
Villa Rica/West Outlying	0	0	0	0	0.0%	0	0	0	$0.00
Walton County	4	21,843	1,843	1,843	8.4%	0	0	0	$11.75
West Atlanta	12	578,667	136,640	136,640	23.6%	3,497	0	30,000	$22.77
Totals	2,600	100,335,874	13,138,437	14,045,775	14.0%	2,008,820	853,531	705,169	$16.48

Source: CoStar Property®

CLASS C SUBMARKET STATISTICS

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net Absorption	YTD Deliveries	Under Const SF	Quoted Rates
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %				
Bartow County	13	47,006	0	0	0.0%	0	0	0	$0.00
Central Perimeter	293	2,205,462	279,414	284,313	12.9%	27,729	0	0	$14.56
Chamblee/Dville/N D Hills	185	1,671,600	210,408	212,232	12.7%	(16,398)	0	0	$13.91
Cherokee County	129	815,062	59,771	60,315	7.4%	(569)	0	0	$14.78
Cumberland/Galleria	227	1,830,577	252,461	265,082	14.5%	68,796	0	0	$13.96
Dawson County	0	0	0	0	0.0%	0	0	0	$0.00
Decatur	124	777,543	62,772	62,772	8.1%	(25,063)	4,500	0	$19.96
Douglasville/Lithia Sprng	65	440,450	38,927	38,927	8.8%	(9,610)	0	0	$15.62
Downtown Atlanta	119	4,082,044	291,370	301,270	7.4%	(38,748)	0	0	$16.07
Duluth/Suwanee/Buford	132	861,425	127,167	129,898	15.1%	(4,576)	0	8,500	$15.18
East Cobb	137	839,303	66,960	68,866	8.2%	37,238	0	0	$13.37
Fayette/Coweta County	108	624,379	74,805	74,805	12.0%	19,660	0	0	$14.57
Gainesville/Hall County	98	694,941	148,056	148,056	21.3%	17,540	0	0	$12.02
I-20 East/Conyers	88	560,722	38,664	38,664	6.9%	(6,014)	0	0	$13.73
Kennesaw/Town Center	241	1,469,615	105,782	105,782	7.2%	5,022	0	0	$13.80
Lawrenceville/Lilburn	224	1,195,479	115,754	115,754	9.7%	10,661	0	7,900	$14.18
Lower Buckhead	21	196,914	12,760	14,860	7.5%	(7,000)	0	0	$17.19
Midtown/Pershing Point	81	787,067	87,041	87,041	11.1%	(589)	0	0	$15.06
N Fulton/Forsyth County	452	2,617,432	239,031	266,471	10.2%	10,564	0	0	$15.59
Newton County	0	0	0	0	0.0%	0	0	0	$0.00
Norcross/Ptree Corners	135	943,280	141,371	141,371	15.0%	(262)	0	0	$14.63
North Clayton/Airport	214	1,698,966	227,912	227,912	13.4%	30,095	0	0	$12.86
Northlake/Lavista	110	815,674	85,587	85,587	10.5%	18,866	0	0	$15.49
Northside Dr/Georgia Tech	72	701,348	88,735	88,735	12.7%	52,595	0	0	$15.36
Pickens County	2	22,100	14,000	14,000	63.3%	0	0	0	$0.00
South Clayton/Henry Cnty	77	438,417	23,276	23,276	5.3%	(3,404)	0	0	$17.29
Spalding County	2	5,800	0	0	0.0%	0	0	0	$0.00
Stone Mountain	63	289,023	5,200	5,200	1.8%	8,534	0	0	$14.41
Upper Buckhead	160	1,377,632	61,607	63,732	4.6%	53,262	0	0	$19.88
Villa Rica/West Outlying	5	18,250	0	0	0.0%	0	0	0	$0.00
Walton County	6	67,621	1,830	1,830	2.7%	0	0	0	$0.00
West Atlanta	19	232,099	6,300	6,300	2.7%	0	0	0	$9.18
Totals	3,602	28,327,031	2,866,961	2,933,051	10.4%	248,330	4,500	16,400	$14.83

Source: CoStar Property®

ATLANTA OFFICE MARKET



FIGURES AT A GLANCE

TOTAL OFFICE SUBMARKET STATISTICS

Mid-Year 2005

	Existing Inventory		Vacancy			YTD Net	YTD	Under	Quoted
Market	# Bldgs	Total RBA	Direct SF	Total SF	Vac %	Absorption	Deliveries	Const SF	Rates
Bartow County	27	371,621	38,056	38,056	10.2%	0	0	0	$0.00
Central Perimeter	620	32,133,435	5,678,229	6,233,055	19.4%	528,364	152,369	0	$19.41
Chamblee/Dville/N D Hills	373	10,277,130	904,325	909,184	8.8%	119,387	0	0	$16.31
Cherokee County	193	1,823,030	198,254	212,281	11.6%	22,191	16,250	63,300	$16.31
Cumberland/Galleria	480	27,464,912	4,076,823	4,585,528	16.7%	279,427	0	21,000	$19.20
Dawson County	2	30,124	20,000	20,000	66.4%	0	0	0	$21.51
Decatur	197	5,121,405	226,935	226,935	4.4%	386,628	404,600	0	$18.80
Douglasville/Lithia Spring	94	1,214,649	170,483	170,483	14.0%	9,529	0	0	$13.88
Downtown Atlanta	216	30,191,123	4,229,090	4,472,584	14.8%	141,464	0	609,010	$19.99
Duluth/Suwanee/Buford	361	8,788,237	1,244,676	1,369,485	15.6%	229,629	162,042	177,035	$16.84
East Cobb	212	2,174,163	223,456	230,887	10.6%	42,223	10,800	27,200	$15.81
Fayette/Coweta County	189	1,839,468	206,141	208,076	11.3%	60,581	0	23,300	$16.59
Gainesville/Hall County	149	2,049,228	206,737	206,737	10.1%	37,960	0	0	$13.34
I-20 East/Conyers	128	1,482,302	177,623	177,623	12.0%	(15,471)	15,000	90,000	$16.55
Kennesaw/Town Center	382	5,564,632	752,218	816,261	14.7%	(92,963)	9,000	123,620	$16.74
Lawrenceville/Lilburn	351	3,383,998	471,715	480,053	14.2%	62,662	70,780	53,738	$16.60
Lower Buckhead	31	1,347,796	183,528	185,628	13.8%	(13,461)	0	0	$19.14
Midtown/Pershing Point	182	17,275,554	1,768,600	2,094,058	12.1%	481,069	0	670,000	$19.86
N Fulton/Forsyth County	961	28,194,515	3,675,943	4,241,000	15.0%	660,372	85,176	29,810	$16.96
Newton County	0	0	0	0	0.0%	0	0	40,000	$0.00
Norcross/Ptree Corners	313	8,853,324	1,484,079	1,611,093	18.2%	64,623	0	6,000	$15.04
North Clayton/Airport	338	7,228,537	637,842	750,418	10.4%	113,560	56,440	80,000	$14.42
Northlake/Lavista	192	4,967,430	686,716	774,204	15.6%	203,366	0	0	$16.34
Northside Dr/Georgia Tech	116	5,106,576	307,904	309,404	6.1%	100,693	0	0	$17.00
Pickens County	3	36,100	14,000	14,000	38.8%	0	0	0	$0.00
South Clayton/Henry Cnty	134	1,519,543	209,655	213,548	14.1%	48,375	28,043	110,424	$19.29
Spalding County	2	5,800	0	0	0.0%	0	0	0	$0.00
Stone Mountain	80	717,396	6,400	6,400	0.9%	59,619	0	0	$7.39
Upper Buckhead	232	15,172,910	1,961,515	2,146,399	14.1%	(124,069)	0	265,089	$24.05
Villa Rica/West Outlying	5	18,250	0	0	0.0%	0	0	0	$0.00
Walton County	10	89,464	3,673	3,673	4.1%	0	0	0	$11.75
West Atlanta	31	810,766	142,940	142,940	17.6%	3,497	0	30,000	$22.45
Totals	6,604	225,253,418	29,906,556	32,849,993	14.6%	3,405,255	1,010,400	2,419,526	$18.63

Source: CoStar Property®



ATLANTA OFFICE MARKET

FIGURES AT A GLANCE

CLASS A MARKET STATISTICS

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net	YTD	Under	Quoted
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %	Absorption	Deliveries	Const SF	Rates
CBD	24	14,418,296	2,352,628	2,513,567	17.4%	39,294	0	609,010	$21.54
Suburban	378	82,172,217	11,548,530	13,357,600	16.3%	1,108,811	152,369	1,088,947	$20.74
Totals	402	96,590,513	13,901,158	15,871,167	16.4%	1,148,105	152,369	1,697,957	$20.88

Source: CoStar Property®

CLASS B MARKET STATISTICS

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net	YTD	Under	Quoted
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %	Absorption	Deliveries	Const SF	Rates
CBD	73	11,690,783	1,585,092	1,657,747	14.2%	140,918	0	0	$16.85
Suburban	2,527	88,645,091	11,553,345	12,388,028	14.0%	1,867,902	853,531	705,169	$16.44
Totals	2,600	100,335,874	13,138,437	14,045,775	14.0%	2,008,820	853,531	705,169	$16.48

Source: CoStar Property®

CLASS C MARKET STATISTICS

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net	YTD	Under	Quoted
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %	Absorption	Deliveries	Const SF	Rates
CBD	119	4,082,044	291,370	301,270	7.4%	(38,748)	0	0	$16.07
Suburban	3,483	24,244,987	2,575,591	2,631,781	10.9%	287,078	4,500	16,400	$14.74
Totals	3,602	28,327,031	2,866,961	2,933,051	10.4%	248,330	4,500	16,400	$14.83

Source: CoStar Property®

CLASS A & B MARKET STATISTICS

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net	YTD	Under	Quoted
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %	Absorption	Deliveries	Const SF	Rates
CBD	97	26,109,079	3,937,720	4,171,314	16.0%	180,212	0	609,010	$20.14
Suburban	2,905	170,817,308	23,101,875	25,745,628	15.1%	2,976,713	1,005,900	1,294,116	$18.76
Totals	3,002	196,926,387	27,039,595	29,916,942	15.2%	3,156,925	1,005,900	2,403,126	$18.95

Source: CoStar Property®

TOTAL OFFICE MARKET STATISTICS

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net	YTD	Under	Quoted
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %	Absorption	Deliveries	Const SF	Rates
CBD	216	30,191,123	4,229,090	4,472,584	14.8%	141,464	0	609,010	$19.92
Suburban	6,388	195,062,295	25,677,466	28,377,409	14.5%	3,263,791	1,010,400	1,810,516	$18.41
Totals	6,604	225,253,418	29,906,556	32,849,993	14.6%	3,405,255	1,010,400	2,419,526	$18.63

Source: CoStar Property®

ATLANTA OFFICE MARKET



FIGURES AT A GLANCE

CLASS A MARKET STATISTICS

Mid-Year 2005

Period	Existing Inventory		Vacancy			Net	Deliveries		UC Inventory		Quoted
	# Blds	Total RBA	Direct SF	Total SF	Vac %	Absorption	# Blds	Total RBA	# Blds	Total RBA	Rates
2005 2q	402	96,590,513	13,901,158	15,871,167	16.4%	228,461	1	152,369	10	1,697,957	$20.88
2005 1q	401	96,438,144	13,808,128	15,947,259	16.5%	919,644	0	0	10	1,501,316	$20.71
2004 4q	401	96,438,144	14,565,056	16,866,903	17.5%	514,720	1	42,000	8	1,421,316	$20.80
2004 3q	400	96,396,144	16,002,024	17,339,623	18.0%	982,778	0	0	6	1,381,458	$20.66
2004 2q	400	96,396,144	15,591,530	18,322,401	19.0%	1,615,852	1	509,237	6	1,381,458	$20.89
2004 1q	399	95,886,907	16,052,405	19,429,016	20.3%	194,372	1	60,000	3	1,234,237	$20.57
2003	398	95,826,907	16,113,929	19,563,388	20.4%	1,159,033	10	2,179,772	3	1,239,237	$20.73
2002	388	93,647,135	14,197,621	18,542,649	19.8%	(244,235)	14	4,110,902	10	2,179,772	$21.42
2001	374	89,536,233	10,475,854	14,187,512	15.8%	1,206,936	36	7,871,271	18	5,452,041	$22.87
2000	339	81,709,176	5,937,436	7,567,391	9.3%	5,849,624	31	5,758,390	42	10,392,489	$23.09
1999	308	75,950,786	5,829,919	7,658,625	10.1%	5,572,697	29	6,249,175	32	7,140,604	$22.18
1998	279	69,701,611	6,982,147	6,982,147	10.0%	6,442,819	33	5,467,014	24	5,672,740	$22.15
1997	246	64,234,597	7,957,952	7,957,952	12.4%	4,007,662	32	5,515,197	32	6,083,917	$21.01
1996	214	58,719,400	6,450,417	6,450,417	11.0%	1,787,431	9	2,342,818	27	5,067,781	$20.75
1995	205	56,376,582	5,895,030	5,895,030	10.5%	2,579,445	7	1,361,390	11	3,542,706	$20.62
1994	198	55,015,192	7,113,085	7,113,085	12.9%	2,570,533	2	698,000	7	2,533,235	$20.65

Source: CoStar Property®

CLASS B MARKET STATISTICS

Mid-Year 2005

Period	Existing Inventory		Vacancy			Net	Deliveries		UC Inventory		Quoted
	# Blds	Total RBA	Direct SF	Total SF	Vac %	Absorption	# Blds	Total RBA	# Blds	Total RBA	Rates
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Source: CoStar Property®

TOTAL OFFICE MARKET STATISTICS

Mid-Year 2005

Period	Existing Inventory		Vacancy			Net	Deliveries		UC Inventory		Quoted
	# Blds	Total RBA	Direct SF	Total SF	Vac %	Absorption	# Blds	Total RBA	# Blds	Total RBA	Rates
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Source: CoStar Property®

Leasing Highlights in Select CoStar Markets

Color Coded by Vacancy Rate



Source: CoStar Property®



HISTORICAL RENTAL RATES

Based on Full-Service Equivalent Rental Rates


Class A
Class B
Class C
Total Market
Dollars/SF/Year

Source: CoStar Property®

VACANCY BY AVAILABLE SPACE TYPE

Percent of All Vacant Space in Direct vs. Sublet


Atlanta
United States
9%
91%
10%
Direct
Sublet

Source: CoStar Property®

VACANCY BY CLASS

Percent of All Vacant Space by Class


Atlanta
United States
14%
43%
43%
Class A
Class B
Class C

Source: CoStar Property®

U.S. RENTAL RATE COMPARISON

Based on Full-Service Equivalent Rental Rates


Atlanta
United States
$24.00
$22.00
$20.00
$18.00
$16.00
$14.00
$12.00
$10.00
Dollars/SF/Year
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

FUTURE SPACE AVAILABLE

Space Scheduled to be Available for Occupancy*


3.72
1.19
0.63
0.11
Millions
2005 3q
2005 4q
2006 1q
2006 2q
2006 3q
2006 4q

* Includes Under Construction Spaces   Source: CoStar Property®

COSTAR GROUP

ATLANTA OFFICE MARKET

LEASING ACTIVITY

SELECT TOP OFFICE LEASES Based on Leased Square Footage For Deals Signed In 2005

	Building	Submarket	SF	Qtr	Tenant Name	Tenant Rep Company	Landlord Rep Company
1	Cumberland Center IV	Cumberland/Galleria	96,675	1st	RaceTrac	N/A	Pope & Land Enterprises
2	5051 Peachtree Corners Cir	Norcross/P'tree Corners	83,260	1st	Leica Geosystems	AFCO Realty Services LLC	Duke Realty Corporation
3	The Forum*	Norcross/P'tree Corners	73,328	2nd	NAC International Inc.	N/A	N/A
4	Best Software	Duluth/Suwanee/Buford	70,000	1st	Best Software SB, Inc.	Cushman & Wakefield of Georgia, Inc	ING Clarion
5	Lakeside at Spalding Triangle - 100*	Norcross/P'tree Corners	67,229	1st	Siemens Energy & Automation, Inc.	N/A	N/A
6	PSA*	Norcross/P'tree Corners	61,200	1st	Pediatric Services of America	Richard Bowers & Company	Richard Bowers & Company
7	The Fulton Science Academy*	N Fulton/Forsyth County	55,000	1st	Fulton Science Academy - Middle School	N/A	N/A
8	SunTrust Plaza	Downtown Atlanta	47,000	1st	Stites & Harbison	N/A	Portman Management Company
9	Deerfield Commons I*	N Fulton/Forsyth County	46,000	1st	HQ Global Workplaces, Inc.	N/A	N/A
10	Bldg 10	Northlake/Lavista	44,264	1st	N/A	N/A	CB Richard Ellis
11	Chattahoochee Corners @ Rivergreen*	Duluth/Suwanee/Buford	43,126	1st	Broadcom Corporation	Real Estate and Logistics Tech.	Grubb & Ellis
12	ChoicePoint	N Fulton/Forsyth County	42,666	1st	ChoicePoint, Inc.	N/A	Cushman & Wakefield of Georgia, Inc.
13	Threadmill Office Complex	Douglasville/Lithia Spring	39,330	2nd	N/A	N/A	Don Wix Realty
14	Riverwood 100	Cumberland/Galleria	39,090	1st	The Healthfield Group	N/A	ING Clarion Realty Services
15	Gwinnett Commerce Center*	Duluth/Suwanee/Buford	38,000	1st	New York Life Insurance Company	N/A	N/A
16	400 Northpark	Central Perimeter	33,564	1st	Beazer Homes USA Inc.	N/A	Trammell Crow Company
17	Northern Telecom	N Fulton/Forsyth County	33,000	2nd	N/A	N/A	Barry Real Estate Companies
18	Bldg 333*	Norcross/P'tree Corners	32,731	1st	CareerBuilder.com	N/A	N/A
19	1200 Centre Pky	North Clayton/Airport	32,440	2nd	N/A	N/A	Duke Realty Corporation
20	Bldg 200*	Duluth/Suwanee/Buford	30,987	1st	Primerica Financial Services, Inc.	N/A	N/A
21	Heritage Center*	Lawrenceville/Lilburn	30,000	1st	Gwinnett, Newton, Rockdale Mental Health Services	N/A	N/A
22	1400 W Peachtree St NW	Midtown/Pershing Point	30,000	1st	Atlanta Ballet	N/A	N/A
23	Parkview I at Opus Woods	N Fulton/Forsyth County	28,258	1st	Liberty Mutual	Opus Corporation	ICON Commercial Interests
24	Glenridge Highlands I	Central Perimeter	28,207	1st	Nokia	N/A	CB Richard Ellis
25	The Rinaldi	Cumberland/Galleria	28,000	2nd	N/A	N/A	Ben Carter Properties
26	Tower Medical Office at Northside	Central Perimeter	27,650	1st	The Blood & Marrow Transplant Group of Georgia	Direct Deal	Richmond Property Management, Inc.
27	The Proscenium	Midtown/Pershing Point	25,393	1st	Carters	N/A	Manulife Financial
28	191 Peachtree Tower	Downtown Atlanta	25,245	2nd	N/A	N/A	Equity Office
29	Duluth Bldg	Duluth/Suwanee/Buford	25,162	1st	SmartVideo Technologies, Inc.	The Staubach Company	Jones Lang LaSalle Americas, Inc.
30	600 Galleria Pky SE	Cumberland/Galleria	25,084	1st	N/A	N/A	Childress Klein Properties
31	Bldg 200	Northside Dr/Georgia Tech	25,004	2nd	N/A	N/A	Resource Real Estate Partners
32	500 Northpark	Central Perimeter	25,000	1st	Lydian Data Services	N/A	Trammell Crow Company
33	600 Galleria Pky SE	Cumberland/Galleria	24,985	1st	N/A	N/A	Childress Klein Properties
34	2002 Summit Blvd	Central Perimeter	24,677	1st	Home Banc	N/A	Hines
35	400 Northpark*	Central Perimeter	24,632	1st	The Preston Partnership, LLC	Direct Deal	Trammell Crow Company
36	Bldg 200	Northside Dr/Georgia Tech	24,488	2nd	Moxie Interactive	N/A	Resource Real Estate Partners
37	6255 Barfield Rd NE*	Central Perimeter	24,000	1st	Allconnect, Inc	N/A	N/A
38	1259 Cobb Industrial Dr	East Cobb	23,686	1st	N/A	N/A	Colliers Cauble & Company
39	North Terraces	Central Perimeter	23,572	1st	N/A	N/A	Equity Office
40	Lakeside Commons II	Central Perimeter	23,419	1st	Aramark Services Inc.	Carter	CB Richard Ellis

Source: CoStar Property®
* Renewal

ATLANTA OFFICE MARKET


COSTAR GROUP



THE OPTIMIST SALES INDEX



Average of Two Highest Price/SF's and Two Lowest Cap Rates Per Quarter



Cap Rate
Price/SF
Cap Rate Percentage
Dollars/SF
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
$300
$250
$200
$150
$100
$50
$0
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q

Source: CoStar COMPS®

SALES VOLUME & PRICE

Based on Office Building Sales of 15,000 SF and Larger



Sales Volume
Price/SF
Millions of Sales Volume Dollars
Price/SF
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$160
$140
$120
$100
$80
$60
$40
$20
$0
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q

Source: CoStar COMPS®

SALES ANALYSIS BY BUILDING SIZE

Based on Office Building Sales From April 2004 - March 2005

Bldg Size	#	RBA	$ Volume	Price/SF	Cap Rate
< 50,000 SF	327	3,008,037	$ 343,861,604	$ 114.31	9.48%
50K-249K SF	71	8,524,474	$ 1,035,163,023	$ 121.43	7.65%
250K-499K SF	16	5,426,946	$ 801,673,000	$ 147.72	7.49%
≥500K SF	8	5,150,520	$ 810,911,700	$ 157.44	6.60%

Source: CoStar COMPS®

U.S. PRICE/SF COMPARISON

Based on Office Building Sales of 15,000 SF and Larger

Atlanta — US

Source: CoStar COMPS®

U.S. CAP RATE COMPARISON

Based on Office Building Sales of 15,000 SF and Larger



Atlanta
US
Cap Rate Percentage
11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q

Source: CoStar COMPS®

SELECT TOP SALES

Based on Sales from April 2004 Through March 2005

1. One Northwinds Center



Alpharetta

Price:	$135,575,000
Price/SF:	$148.13
Cap Rate:	7%
RBA:	915,222
Date:	8/3/2004
Year Built:	1997
Buyer:	Duke Realty, LP
Seller:	Pope & Land Enterprises, Inc.

2. Wildwood Plaza



Atlanta

Price:	$125,000,000
Price/SF:	$180.17
Cap Rate:	N/A
RBA:	693,798
Date:	10/21/2004
Year Built:	1991
Buyer:	3200 Windy Hill Road Investors, LLC
Seller:	Wildwood Associates

3. 2300 Windy Ridge Pkwy SE



Atlanta

Price:	$104,000,000
Price/SF:	$163.46
Cap Rate:	N/A
RBA:	636,265
Date:	10/21/2004
Year Built:	1987
Buyer:	2300 Windy Ridge Parkway Investors,
Seller:	Wildwood Associates

4. [illegible]



[illegible]

[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]

5. One Glenlake



Atlanta

Price:	$81,750,000
Price/SF:	$231.59
Cap Rate:	N/A
RBA:	353,000
Date:	5/10/2004
Year Built:	2003
Buyer:	Wells Operating Partnership II, LLC
Seller:	One Glenlake, LLC

6. One Capital City Plaza



Atlanta

Price:	$78,600,000
Price/SF:	$191.65
Cap Rate:	7%
RBA:	410,128
Date:	4/2/2004
Year Built:	1989
Buyer:	Parkway One Capital City Plaza, LLC
Seller:	ML-Capital City, LLC

7. [illegible]



[illegible]

[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]

Source: CoStar COMPS®



SELECT SAME BUILDING SALES

Based On Recent Building Sales Compared to Prior Sale



Ashford Perimeter

Address: 4151 Ashford Dunwoody Rd.
City: NE
RBA: Atlanta
Year Built: 288,175
Tot $ Return: 1983
Tot % Return: $8,619,213
Ann Return: 23%
Months Held: 16%
17

Most Recent Sale

Price: $46,300,000
Price/SF: $160.67
Cap Rate: 7.28%
Date: 1/6/2005
Buyer: Behringer Harvard Ashford Pe
Seller: HSOV Ashford Perimeter LLC
Brokers: CB Richard Ellis
CBRE

Sale Prior to Most Recent Sale

Price: $37,680,787
Price/SF: $130.76
Cap Rate: N/A
Date: 7/29/2003
Buyer: HSOV Ashford Perimeter LLC
Seller: Ashford Perimeter LP
Brokers: N/A



Pershing Park Plaza

Address: 1420 Peachtree St NE
City: Atlanta
RBA: 159,103
Year Built: 1989
Tot $ Return: $13,530,000
Tot % Return: 60%
Ann Return: 25%
Months Held: 29

Most Recent Sale

Price: $36,030,000
Price/SF: $226.46
Cap Rate: 7.84%
Date: 10/29/2004
Buyer: Pershing Park Owner Corp.
Seller: Urbana Midtown Associates I,
Brokers: N/A

Sale Prior to Most Recent Sale

Price: $22,500,000
Price/SF: $141.42
Cap Rate: N/A
Date: 5/23/2002
Buyer: Urbana Holdings LLC
Seller: National Services Industries
Brokers: Carter & Associates



The Exchange

Address: 1765 The Exchange SE
City: Atlanta
RBA: 90,212
Year Built: 1982
Tot $ Return: $2,950,000
Tot % Return: 45%
Ann Return: 22%
Months Held: 25

Most Recent Sale

Price: $9,500,000
Price/SF: $105.31
Cap Rate: 9%
Date: 9/10/2004
Buyer: HUB Properties GA, LLC
Seller: 1765 Exchange, LLC
Brokers: Resource Real Estate Partner

Sale Prior to Most Recent Sale

Price: $6,550,000
Price/SF: $72.61
Cap Rate: 9.64%
Date: 8/8/2002
Buyer: 1765 Exchange LLC
Seller: Vitalworks, Inc.
Brokers: CB Richard Ellis



Glenridge Medical Center

Address: 5730 Glenridge Dr NE
City: Atlanta
RBA: 104,928
Year Built: 1975
Tot $ Return: $1,449,000
Tot % Return: 21%
Ann Return: 7%
Months Held: 38

Most Recent Sale

Price: $8,250,000
Price/SF: $78.63
Cap Rate: N/A
Date: 2/15/2005
Buyer: 5730 Glenridge Partners, LLC
Seller: The Glenridge Drive Group, L
Brokers: Cushman & Wakefield of Georg

Sale Prior to Most Recent Sale

Price: $6,801,000
Price/SF: $64.82
Cap Rate: N/A
Date: 12/6/2001
Buyer: The Glenridge Drive Group LL
Seller: General Motors Corp
Brokers: N/A

SELECT LAND SALES

Based on Commercially Zoned Land Sales Occurring From April 2004 - March 2005

100-125 Perimeter Center Pl NE, Atlanta

Sale Price: $46,746,000
Acres: 42.51
Price/SF: $25.24
Closing Date: 04/30/2004
Zoning: OCR, County
Intended Use: Mixed-Use Development Site
Buyer: Bell Sembler II, LLC
Seller: GA-Perimeter Center, LLC

10th St/Monroe Dr & North Ave./Somerset, Atlanta

Sale Price: $24,500,000
Acres: 70.00
Price/SF: $8.03
Closing Date: 12/30/2004
Zoning: C1, County
Intended Use: Mixed-Use Dev't Site
Buyer: Ansley North Beltline, LLC
Seller: Norfolk Southern Railway Company

Perimeter Center Pl./Crown Pointe Pkwy., Atlant

Sale Price: $16,200,000
Acres: 11.96
Price/SF: $31.11
Closing Date: 04/30/2004
Zoning: OCR, County
Intended Use: 178,890 SF Retail Warehouse Site
Buyer: Target Corporation
Seller: Bell Sembler II, LLC

Industrial Pkwy/Farris Rd, McDonough

Sale Price: $13,150,000
Acres: 200.09
Price/SF: $1.51
Closing Date: 06/29/2004
Zoning: PUD, County
Intended Use: PUD Zoned Acerage
Buyer: Central Henry Development
Seller: Henry County Land Holdings, LLC

1750 Commerce Dr NW, Atlanta

Sale Price: $11,281,286
Acres: 10.27
Price/SF: $25.22
Closing Date: 03/18/2005
Zoning: C1, Atlanta
Intended Use: C1 Zoned Acreage
Buyer: Selig Enterprises, Inc.
Seller: Castlegate Partners, LLC

3376 Peachtree Rd NE, Atlanta

Sale Price: $10,000,000
Acres: 1.63
Price/SF: $141.01
Closing Date: 07/14/2004
Zoning: C3, Atlanta
Intended Use: 300,000 SF Office Building Site
Buyer: Grove Street Partners
Seller: Songy Buckhead Associates, LLC

Source: CoStar COMPS®

COSTAR GROUP

Atlanta Office Market



BUCKHEAD MARKET

MARKET HIGHLIGHTS – CLASS "A, B & C"

Deliveries, Absorption & Vacancy Historical Analysis, All Classes


Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
1.200
1.000
0.800
0.600
0.400
0.200
0.000
(0.200)
(0.400)
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Vacant Space

Historical Analysis, All Classes


Direct SF
Sublet SF
Millions SF
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Quoted Rental Rates

Historical Analysis, All Classes


Dollars/SF/Year
$24.50
$24.00
$23.50
$23.00
$22.50
$22.00
$21.50
$21.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
Period	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	263	16,520,706	2,332,027	14.1%	(112,857)	0	0	3	265,089	$23.90
2005 1q	263	16,520,706	2,219,170	13.4%	(24,673)	0	0	2	234,089	$23.65
2004 4q	263	16,520,706	2,194,497	13.3%	208,136	0	0	1	202,089	$22.90
2004 3q	263	16,520,706	2,402,633	14.5%	135,015	0	0	1	202,089	$22.20
2004 2q	263	16,520,706	2,537,648	15.4%	185,483	0	0	1	202,089	$23.04
2004 1q	263	16,520,706	2,723,131	16.5%	171,333	0	0	0	0	$22.32
2003 4q	264	16,535,706	2,909,464	17.6%	145,124	0	0	0	0	$22.44
2003 3q	264	16,535,706	3,054,588	18.5%	(111,701)	0	0	0	0	$22.45
2003 2q	265	16,610,972	2,985,153	18.0%	(216,832)	1	3,600	0	0	$22.87
2003 1q	264	16,607,372	2,764,721	16.6%	(129,904)	0	0	1	3,600	$23.97
2002 4q	264	16,607,372	2,634,817	15.9%	(3,589)	0	0	1	3,600	$23.67
2002 3q	264	16,607,372	2,631,228	15.8%	781,371	2	1,000,000	1	3,600	$24.30
2002 2q	262	15,607,372	2,412,599	15.5%	(87,897)	0	0	3	1,003,600	$24.52
2002 1q	262	15,607,372	2,324,702	14.9%	(233,704)	1	2,480	3	1,003,600	$24.60
2001 4q	261	15,604,892	2,088,518	13.4%	190,327	1	357,000	3	1,002,480	$25.04
2001 3q	260	15,247,892	1,921,845	12.6%	(124,410)	1	558,250	4	1,359,480	$25.43

Source: CoStar Property®

Atlanta Office Market

Central Perimeter Market

Market Highlights – Class "A, B & C"

Deliveries, Absorption & Vacancy Historical Analysis, All Classes


Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
1.000
0.800
0.600
0.400
0.200
0.000
(0.200)
(0.400)
(0.600)
(0.800)
(1.000)
(1.200)
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Vacant Space

Historical Analysis, All Classes


Direct SF
Sublet SF
Millions SF
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Quoted Rental Rates

Historical Analysis, All Classes


Dollars/SF/Year
$19.60
$19.50
$19.40
$19.30
$19.20
$19.10
$19.00
$18.90
$18.80
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Period	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	620	32,133,435	6,233,055	19.4%	286,852	1	152,369	0	0	$19.41
2005 1q	619	31,981,066	6,367,538	19.9%	241,512	0	0	1	152,369	$19.53
2004 4q	620	32,021,366	6,649,340	20.8%	277,867	1	12,500	1	152,369	$19.51
2004 3q	619	32,008,856	6,914,707	21.6%	380,355	1	6,722	2	164,869	$19.48
2004 2q	619	32,338,134	7,624,340	23.6%	410,362	1	39,000	3	171,591	$19.46
2004 1q	618	32,299,134	7,995,702	24.8%	(173,631)	2	13,444	3	58,222	$19.10
2003 4q	616	32,285,690	7,808,627	24.2%	(397,690)	0	0	5	71,666	$19.14
2003 3q	617	32,314,261	7,439,508	23.0%	4,718	1	208,000	3	52,444	$19.29
2003 2q	616	32,106,261	7,236,226	22.5%	329,326	1	50,400	3	253,722	$19.64
2003 1q	616	32,055,861	7,515,152	23.4%	(982,439)	3	767,139	4	304,122	$20.49
2002 4q	612	31,288,722	5,765,574	18.4%	(94,370)	1	5,000	7	1,071,261	$20.22
2002 3q	611	31,283,722	5,666,204	18.1%	(833,688)	1	3,500	8	1,076,261	$21.29
2002 2q	610	31,280,222	4,829,016	15.4%	66,040	0	0	7	1,024,361	$21.34
2002 1q	610	31,280,222	4,895,056	15.6%	210,979	2	600,000	4	806,139	$21.57
2001 4q	608	30,680,222	4,506,035	14.7%	(319,655)	0	0	5	1,382,139	$21.84
2001 3q	608	30,680,222	4,186,180	13.6%	(85,658)	0	0	4	1,029,139	$21.85

Source: CoStar Property®


ATLANTA OFFICE MARKET
DOWNTOWN ATLANTA MARKET
MARKET HIGHLIGHTS – CLASS "A, B & C"

DELIVERIES, ABSORPTION & VACANCY Historical Analysis, All Classes


Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
0.600
0.400
0.200
0.000
(0.200)
(0.400)
(0.600)
(0.800)
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

VACANT SPACE

Historical Analysis, All Classes


Direct SF
Sublet SF
Millions SF
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

QUOTED RENTAL RATES

Historical Analysis, All Classes


Dollars/SF/Year
$20.20
$20.00
$19.80
$19.60
$19.40
$19.20
$19.00
$18.80
$18.60
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Period	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	216	30,191,123	4,472,584	14.8%	(47,869)	0	0	2	609,010	$19.99
2005 1q	216	30,191,123	4,424,715	14.7%	189,333	0	0	1	260,000	$19.36
2004 4q	216	30,191,123	4,614,048	15.3%	(196,503)	1	28,794	1	260,000	$19.15
2004 3q	216	30,250,417	4,476,759	14.8%	30,688	0	0	2	288,794	$19.62
2004 2q	216	30,250,417	4,507,447	14.9%	(292,311)	0	0	2	288,794	$19.83
2004 1q	216	30,250,417	4,215,136	13.9%	(216,334)	0	0	1	28,794	$19.98
2003 4q	216	30,250,417	3,998,802	13.2%	(203,515)	0	0	0	0	$19.85
2003 3q	216	30,250,417	3,795,287	12.5%	(105,991)	0	0	0	0	$19.83
2003 2q	216	30,250,417	3,689,296	12.2%	(50,358)	0	0	0	0	$20.00
2003 1q	216	30,250,417	3,638,938	12.0%	86,486	0	0	0	0	$20.62
2002 4q	216	30,250,417	3,725,424	12.3%	(655,246)	1	6,760	0	0	$19.96
2002 3q	215	30,243,657	3,063,418	10.1%	(119,991)	0	0	1	6,760	$20.63
2002 2q	215	30,243,657	2,943,427	9.7%	307,890	0	0	1	6,760	$20.50
2002 1q	215	30,243,657	3,251,317	10.8%	34,344	1	357,782	1	6,760	$20.84
2001 4q	214	29,885,875	2,927,879	9.8%	(551,393)	2	12,300	1	357,782	$20.69
2001 3q	212	29,873,575	2,364,186	7.9%	(684,248)	1	18,000	3	370,082	$20.59

Source: CoStar Property®

ATLANTA OFFICE MARKET

MIDTOWN ATLANTA MARKET

MARKET HIGHLIGHTS – CLASS "A, B & C"

DELIVERIES, ABSORPTION & VACANCY Historical Analysis, All Classes



Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
0.800
0.600
0.400
0.200
0.000
(0.200)
(0.400)
(0.600)
(0.800)
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

VACANT SPACE

Historical Analysis, All Classes



Direct SF
Sublet SF
Millions SF
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

QUOTED RENTAL RATES

Historical Analysis, All Classes



Dollars/SF/Year
$21.00
$20.50
$20.00
$19.50
$19.00
$18.50
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Period	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	298	22,382,130	2,403,462	10.7%	172,972	0	0	1	670,000	$19.54
2005 1q	299	22,386,130	2,580,434	11.5%	408,790	0	0	1	670,000	$19.74
2004 4q	299	22,386,130	2,989,224	13.4%	162,775	0	0	1	670,000	$20.68
2004 3q	299	22,386,130	3,151,999	14.1%	61,477	0	0	1	670,000	$20.54
2004 2q	299	22,386,130	3,213,476	14.4%	704,935	2	524,237	1	670,000	$20.65
2004 1q	297	21,861,893	3,394,174	15.5%	87,524	0	0	3	1,194,237	$20.81
2003 4q	297	21,861,893	3,481,698	15.9%	157,611	0	0	3	1,194,237	$21.26
2003 3q	297	21,861,893	3,639,309	16.6%	64,674	1	488,000	1	509,237	$21.25
2003 2q	296	21,373,893	3,215,983	15.0%	(121,776)	0	0	2	997,237	$21.72
2003 1q	296	21,373,893	3,094,207	14.5%	456,356	0	0	1	488,000	$21.67
2002 4q	296	21,373,893	3,550,563	16.6%	382,520	2	536,500	1	488,000	$21.86
2002 3q	294	20,837,393	3,396,583	16.3%	(165,084)	0	0	3	1,024,500	$22.12
2002 2q	294	20,837,393	3,231,499	15.5%	715,249	2	330,000	3	1,024,500	$20.99
2002 1q	293	20,524,393	3,633,748	17.7%	(571,571)	0	0	5	1,354,500	$22.23
2001 4q	294	20,528,393	3,066,177	14.9%	510,337	3	1,439,031	5	1,354,500	$23.11
2001 3q	291	19,089,362	2,137,483	11.2%	(256,395)	1	67,808	6	2,072,031	$23.78

Source: CoStar Property®

COSTAR GROUP

ATLANTA OFFICE MARKET

NORTH FULTON MARKET

MARKET HIGHLIGHTS – CLASS "A, B & C"

DELIVERIES, ABSORPTION & VACANCY Historical Analysis, All Classes


Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
0.700
0.600
0.500
0.400
0.300
0.200
0.100
0.000
(0.100)
(0.200)
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

VACANT SPACE

Historical Analysis, All Classes


Direct SF
Sublet SF
Millions SF
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

QUOTED RENTAL RATES

Historical Analysis, All Classes


Dollars/SF/Year
$17.10
$17.00
$16.90
$16.80
$16.70
$16.60
$16.50
$16.40
$16.30
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Period	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	963	28,224,639	4,261,000	15.1%	311,688	3	20,956	5	29,810	$16.97
2005 1q	960	28,203,683	4,551,732	16.1%	348,684	7	64,220	8	50,766	$16.95
2004 4q	953	28,139,463	4,836,196	17.2%	325,261	19	163,289	11	95,176	$16.98
2004 3q	934	27,976,174	4,998,168	17.9%	217,112	6	39,580	22	200,695	$16.90
2004 2q	929	27,944,594	5,183,700	18.5%	587,431	19	165,032	26	221,699	$16.98
2004 1q	910	27,779,562	5,606,099	20.2%	22,763	9	133,115	34	268,882	$16.58
2003 4q	902	27,649,666	5,498,956	19.9%	(895)	6	35,406	29	302,727	$16.74
2003 3q	896	27,614,260	5,462,655	19.8%	383,456	3	24,276	20	204,053	$17.19
2003 2q	893	27,589,984	5,821,835	21.1%	33,098	2	46,535	14	168,257	$17.39
2003 1q	891	27,543,449	5,808,398	21.1%	212,576	5	442,951	11	163,407	$17.91
2002 4q	886	27,100,498	5,578,023	20.6%	119,907	4	19,250	12	526,332	$17.87
2002 3q	882	27,081,248	5,678,680	21.0%	213,169	5	359,186	13	524,937	$18.11
2002 2q	877	26,722,062	5,532,663	20.7%	53,065	11	86,631	16	833,303	$18.53
2002 1q	866	26,635,431	5,499,097	20.6%	(92,563)	16	115,084	21	882,108	$18.62
2001 4q	850	26,520,347	5,291,450	20.0%	60,061	9	856,610	28	516,040	$18.85
2001 3q	841	25,663,737	4,494,901	17.5%	330,366	36	1,428,834	32	1,327,807	$19.19

Source: CoStar Property®

Atlanta Office Market

Northeast Atlanta Market

MARKET HIGHLIGHTS – CLASS "A, B & C"

Deliveries, Absorption & Vacancy Historical Analysis, All Classes


Delivered SF
Absorption SF
Vacancy
0.600
0.500
0.400
0.300
0.200
0.100
0.000
(0.100)
(0.200)
Millions SF
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Percent Vacant
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Vacant Space

Historical Analysis, All Classes


Direct SF
Sublet SF
4.20
4.00
3.80
3.60
3.40
3.20
3.00
Millions SF
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Quoted Rental Rates

Historical Analysis, All Classes


$16.00
$15.80
$15.60
$15.40
$15.20
$15.00
$14.80
Dollars/SF/Year
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
Period	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	1,184	23,164,251	3,671,041	15.8%	305,104	11	100,600	13	236,773	$15.82
2005 1q	1,173	23,063,651	3,875,545	16.8%	89,770	9	132,222	18	300,693	$15.77
2004 4q	1,165	22,933,099	3,834,763	16.7%	103,301	10	128,074	20	396,915	$15.66
2004 3q	1,155	22,805,025	3,809,990	16.7%	133,155	7	49,480	25	357,616	$15.31
2004 2q	1,148	22,755,545	3,893,665	17.1%	248,376	6	72,772	29	358,816	$15.30
2004 1q	1,142	22,682,773	4,069,269	17.9%	(25,068)	16	126,950	21	251,016	$15.16
2003 4q	1,126	22,555,823	3,917,261	17.4%	334,550	10	61,134	25	209,986	$15.45
2003 3q	1,116	22,494,689	4,190,677	18.6%	(69,756)	5	31,050	20	149,384	$15.74
2003 2q	1,111	22,463,639	4,089,871	18.2%	313,389	13	141,312	17	150,984	$15.98
2003 1q	1,098	22,322,327	4,261,948	19.1%	8,974	13	185,431	22	248,112	$16.11
2002 4q	1,085	22,136,896	4,085,491	18.5%	98,153	5	27,956	25	332,995	$16.40
2002 3q	1,080	22,108,940	4,155,688	18.8%	82,762	9	60,519	28	247,501	$16.39
2002 2q	1,071	22,048,421	4,177,931	18.9%	68,108	7	188,005	26	275,412	$16.63
2002 1q	1,064	21,860,416	4,058,034	18.6%	65,905	17	539,873	22	388,199	$16.57
2001 4q	1,047	21,320,543	3,584,066	16.8%	(6,349)	12	189,898	27	746,857	$16.72
2001 3q	1,035	21,130,645	3,387,819	16.0%	77,660	16	383,609	32	886,885	$17.03

Source: CoStar Property®

COSTAR GROUP

Atlanta Office Market

NORTHLAKE MARKET

MARKET HIGHLIGHTS – CLASS "A, B & C"

Deliveries, Absorption & Vacancy Historical Analysis, All Classes



Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
0.800
0.600
0.400
0.200
0.000
(0.200)
(0.400)
(0.600)
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Vacant Space

Historical Analysis, All Classes



Direct SF
Sublet SF
Millions SF
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Quoted Rental Rates

Historical Analysis, All Classes



Dollars/SF/Year
$16.80
$16.60
$16.40
$16.20
$16.00
$15.80
$15.60
$15.40
$15.20
$15.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
Period	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	970	22,565,663	2,094,846	9.3%	605,130	2	416,000	3	130,000	$16.43
2005 1q	969	22,157,688	2,291,501	10.3%	148,399	1	4,500	5	545,000	$16.61
2004 4q	968	22,153,188	2,435,400	11.0%	110,709	1	14,000	4	449,500	$16.09
2004 3q	967	22,139,188	2,532,109	11.4%	230,524	1	6,960	3	418,500	$15.87
2004 2q	967	22,134,028	2,757,473	12.5%	(372,464)	0	0	4	425,460	$15.65
2004 1q	967	22,134,028	2,385,009	10.8%	53,291	0	0	3	420,960	$15.72
2003 4q	967	22,134,028	2,438,300	11.0%	174,588	1	54,000	2	406,960	$15.58
2003 3q	966	22,080,028	2,558,888	11.6%	(36,685)	0	0	2	454,000	$16.04
2003 2q	966	22,080,028	2,522,203	11.4%	234,920	0	0	2	454,000	$16.40
2003 1q	966	22,080,028	2,757,123	12.5%	(46,550)	1	2,200	2	454,000	$16.69
2002 4q	965	22,077,828	2,708,373	12.3%	(445,556)	0	0	2	402,200	$16.43
2002 3q	965	22,077,828	2,262,817	10.2%	56,701	1	100,800	2	402,200	$16.29
2002 2q	964	21,977,028	2,218,718	10.1%	(245,974)	0	0	3	503,000	$16.28
2002 1q	964	21,977,028	1,972,744	9.0%	2,677	1	20,160	2	500,800	$16.35
2001 4q	963	21,956,868	1,955,261	8.9%	(26,646)	2	134,000	3	570,960	$16.45
2001 3q	961	21,822,868	1,792,615	8.2%	(67,035)	3	31,693	4	254,960	$16.42

Source: CoStar Property®

DELIVERIES, ABSORPTION & VACANCY Historical Analysis, All Classes


Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
1.200
1.000
0.800
0.600
0.400
0.200
0.000
(0.200)
(0.400)
(0.600)
17.5%
17.0%
16.5%
16.0%
15.5%
15.0%
14.5%
14.0%
13.5%
13.0%
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

VACANT SPACE

Historical Analysis, All Classes


Direct SF
Sublet SF
Millions SF
6.60
6.40
6.20
6.00
5.80
5.60
5.40
5.20
5.00
4.80
4.60
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

QUOTED RENTAL RATES

Historical Analysis, All Classes


Dollars/SF/Year
$19.10
$19.00
$18.90
$18.80
$18.70
$18.60
$18.50
$18.40
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
Period	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	1,297	37,434,458	5,897,013	15.8%	113,318	3	10,800	15	235,120	$18.69
2005 1q	1,294	37,423,658	5,999,526	16.0%	133,565	2	25,250	15	90,740	$18.65
2004 4q	1,292	37,398,408	6,107,841	16.3%	102,471	8	146,175	10	63,050	$18.63
2004 3q	1,284	37,252,233	6,064,137	16.3%	13,253	12	86,276	14	168,975	$18.74
2004 2q	1,272	37,165,957	5,991,114	16.1%	391,800	4	32,645	18	202,951	$18.98
2004 1q	1,268	37,133,312	6,350,269	17.1%	(171,918)	4	63,682	20	187,596	$18.60
2003 4q	1,265	37,082,303	6,124,345	16.5%	(304,276)	1	5,400	13	143,123	$18.66
2003 3q	1,264	37,076,903	5,814,669	15.7%	291,867	8	65,900	9	94,227	$18.81
2003 2q	1,261	37,011,003	6,040,436	16.3%	313,092	3	47,200	8	134,982	$18.84
2003 1q	1,258	36,963,803	6,306,328	17.1%	(6,191)	10	204,908	10	178,182	$19.64
2002 4q	1,248	36,758,895	6,095,229	16.6%	(166,852)	6	104,259	17	320,190	$19.16
2002 3q	1,242	36,654,636	5,824,118	15.9%	(466,826)	6	26,308	17	346,189	$18.92
2002 2q	1,236	36,628,328	5,330,984	14.6%	212,667	7	161,750	16	305,738	$19.16
2002 1q	1,229	36,466,578	5,381,901	14.8%	82,244	19	933,513	14	340,305	$19.36
2001 4q	1,210	35,533,065	4,530,632	12.8%	2,948	8	187,140	30	1,195,758	$19.83
2001 3q	1,203	35,374,703	4,375,218	12.4%	(51,882)	13	143,083	26	1,213,810	$19.97

Source: CoStar Property®

COSTAR GROUP

Atlanta Office Market

SOUTH ATLANTA MARKET

MARKET HIGHLIGHTS – CLASS "A, B & C"

Deliveries, Absorption & Vacancy Historical Analysis, All Classes


Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
0.400
0.300
0.200
0.100
0.000
(0.100)
(0.200)
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Vacant Space

Historical Analysis, All Classes


Direct SF
Sublet SF
Millions SF
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Quoted Rental Rates

Historical Analysis, All Classes


Dollars/SF/Year
$15.80
$15.70
$15.60
$15.50
$15.40
$15.30
$15.20
$15.10
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Period	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	663	10,593,348	1,172,042	11.1%	182,666	2	84,483	8	213,724	$15.77
2005 1q	661	10,508,865	1,270,225	12.1%	39,850	0	0	8	218,207	$15.35
2004 4q	661	10,508,865	1,310,075	12.5%	210,426	3	70,840	6	138,207	$15.63
2004 3q	658	10,438,025	1,449,681	13.9%	(80,140)	3	54,000	6	113,883	$15.50
2004 2q	655	10,384,025	1,315,521	12.7%	154,070	2	65,000	7	132,840	$15.34
2004 1q	653	10,319,025	1,404,591	13.6%	(93,450)	3	29,988	8	189,840	$15.34
2003 4q	650	10,289,037	1,321,153	12.8%	58,822	6	125,594	8	148,988	$15.45
2003 3q	644	10,163,443	1,254,381	12.3%	(23,340)	0	0	9	155,582	$15.44
2003 2q	644	10,163,443	1,231,041	12.1%	69,310	2	33,700	9	156,582	$15.56
2003 1q	642	10,129,743	1,266,651	12.5%	76,669	2	69,000	8	156,682	$15.46
2002 4q	640	10,060,743	1,274,820	12.7%	25,103	0	0	5	120,700	$15.38
2002 3q	640	10,060,743	1,299,423	12.9%	101,170	1	8,448	3	77,700	$15.86
2002 2q	639	10,052,295	1,392,148	13.8%	375,256	1	7,200	3	77,448	$15.71
2002 1q	638	10,045,095	1,760,201	17.5%	(7,464)	4	55,408	4	84,648	$15.81
2001 4q	634	9,989,687	1,697,329	17.0%	106,398	3	68,914	6	71,056	$16.49
2001 3q	631	9,920,773	1,734,813	17.5%	(170,986)	3	19,326	9	139,970	$16.03

Source: CoStar Property®

ATLANTA OFFICE MARKET

WEST ATLANTA MARKET

MARKET HIGHLIGHTS – CLASS "A, B & C"

DELIVERIES, ABSORPTION & VACANCY Historical Analysis, All Classes



Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
0.080
0.060
0.040
0.020
0.000
(0.020)
(0.040)
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

VACANT SPACE

Historical Analysis, All Classes



Direct SF
Sublet SF
Millions SF
0.38
0.37
0.36
0.35
0.34
0.33
0.32
0.31
0.30
0.29
0.28
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

QUOTED RENTAL RATES

Historical Analysis, All Classes



Dollars/SF/Year
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
Period	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	130	2,043,665	313,423	15.3%	23,626	0	0	1	30,000	$19.50
2005 1q	131	2,068,665	362,049	17.5%	(10,600)	0	0	1	30,000	$18.56
2004 4q	131	2,068,665	351,449	17.0%	(8,207)	1	5,400	0	0	$19.38
2004 3q	130	2,063,265	337,842	16.4%	(12,021)	0	0	1	5,400	$16.18
2004 2q	130	2,063,265	325,821	15.8%	36,548	0	0	1	5,400	$16.23
2004 1q	132	2,068,865	367,969	17.8%	1,147	0	0	1	5,400	$16.47
2003 4q	132	2,068,865	369,116	17.8%	(31,790)	1	9,120	0	0	$16.64
2003 3q	131	2,059,745	328,206	15.9%	(321)	0	0	1	9,120	$17.55
2003 2q	131	2,059,745	327,885	15.9%	(21,420)	1	15,000	1	9,120	$16.70
2003 1q	130	2,044,745	291,465	14.3%	63,306	2	18,468	2	24,120	$16.44
2002 4q	128	2,026,277	336,303	16.6%	63,966	0	0	3	33,468	$16.52
2002 3q	128	2,026,277	400,269	19.8%	41,493	0	0	2	27,468	$16.79
2002 2q	128	2,026,277	441,762	21.8%	24,310	2	10,556	2	27,468	$13.66
2002 1q	126	2,015,721	455,516	22.6%	9,516	0	0	3	25,556	$14.15
2001 4q	126	2,015,721	465,032	23.1%	(10,356)	0	0	2	10,556	$13.88
2001 3q	126	2,015,721	454,676	22.6%	25,538	0	0	1	2,556	$15.94

Source: CoStar Property®

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MARKET	QTY:OFFICE	INDUSTRIAL	TOTAL QTY	SUBTOTAL
National Overview***				
Atlanta				
Austin				
Baltimore				
Boston				
Broward County				
Charlotte				
Chicago				
Cincinnati				
Cleveland				
Columbus				
Dallas/Ft. Worth				
Denver				
Detroit				
Dayton				
East Bay/Oakland				
Houston				
Indianapolis				
Inland Empire				
Jacksonville				
Kansas City				
Long Island				
Los Angeles				
Memphis				
Miami-Dade County				
Nashville				
New York City				
Northern New Jersey				
Orange County, CA				
Orlando				
Palm Beach County				
Philadelphia				
Phoenix				
Pittsburgh				
Portland				
Raleigh/Durham				
Sacramento				
San Diego				
San Francisco				
San Francisco Bay Area*				
Seattle/Puget Sound				
South Bay/San Jose				
South Florida**				
St. Louis				
Tampa/St. Petersburg				
Washington				
Westchester/So Conn.				

CoStar Group

[illegible]

Mail to: CoStar Group
Attn: Sales
2 Bethesda Metro Center
Bethesda, MD 20814
Fax to: (800) 494-0052

Subtotal: ________
Discount: ________
Tax: ________
Total: ________


CBRE
CB RICHARD ELLIS

MarketView Broward Office

THIRD QUARTER 2005

Trends during the third quarter of 2005 for the Broward County office market continue in the direction of those during the second quarter. Defined by an overall decrease in vacancy rates, an increase in absorption rates, despite a nominal increase in rental rates, the market continues to strengthen. Total vacancy figures decreased by 1.04% yielding a generous overall absorption figure of 246,236 sf. The total availability rate decreased to 13.98% as average rental rates increased to $15.22 triple net, leading to further tightening in the market.

The Ft Lauderdale Central Business District (CBD) pulled ahead this quarter with positive absorption of 136,811 sf, a 2.82% reduction in vacancies from last quarter, and reinforced by a slight increase in rental rates. 107,074 sf of net positive class A space was absorbed, leaving only 13.9% of the most desirable class A buildings vacant. These circumstances have afforded an increase in the class A rental rates, which grew by 2.2% from last quarter to $18.26 psf.

Cypress Creek jumps on the board showing 110,389 sf of absorption, a 78.23 percent increase from the second quarter. For many tenants, Cypress Creek provides itself as a good cost alternative to the downtown market. Plantation turned around this quarter with positive absorption of 39,307 and vacancy rates decreasing by 1.42 percentage points. American Express renewed 390,000 sf at 777 N Pine Island Rd, the largest transaction year to date in south Florida. Rental rates also increased by $0.98 psf to $13.97. Plantation maintains a positive absorption figure of 126,764 sf for 2005.

Overall, the third quarter followed the second quarter's prediction of strengthening market conditions, boasting favorable figures. The positive direction, in part, is attributed to job growth both nationally and locally. Economic conditions continue to be favorable in South Florida, providing the Broward office market with a continual benefit. If favorable conditions persist Broward County should continue positive market trends during future quarters.

QUICK STATS

	Current	Change from last Yr.	Change from last Qtr.
Vacancy	11.73%	↓	↓
Lease Rates	$15.22	↓	↑
Net Absorption*	246K	↓	↓
Construction	402K	↑	↑

* The arrows are trend indicators over the specified time period and do not represent a positive or negative value. (e.g., absorption could be negative, but still represent a positive trend over a specified period.)

HOT TOPICS

- 4 million sf of Planned Office Projects and 400k sf under construction in the county.
- The CBD experienced 136,811 sf of positive absorption.
- Vacancy rates drop for the 6th straight quarter.
- 441,516 sf positive absorption YTD.

VACANCY RATE VS. LEASE RATE


Vacancy Rate 11.73%
Lease Rate $15.22
18%
16%
14%
12%
10%
Vacancy
$16.00
$15.50
$15.00
$14.50
$14.00
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05

	*Rentable Area	Vacancy Rate %	YTD Net Absorption SF	Under Construction SF	Average Asking NNN Lease Rate $ SF/YR	Availability Rate %
Commercial	1,923,696	13.23%	81,942	—	$13.11	19.55%
Cypress Creek	3,756,152	13.50%	23,907	—	$14.15	16.43%
Deerfield Beach	949,351	7.93%	15,393	—	$12.62	8.91%
Downtown (CBD)	4,851,967	15.83%	150,813	—	$17.85	17.14%
Ft. Lauderdale	1,929,000	9.53%	25,367	—	$13.84	12.94%
Hollywood	2,098,647	6.59%	54,426	—	$15.21	7.53%
NW Broward	1,170,974	9.10%	(18,131)	—	$17.13	12.27%
Plantation	2,763,999	11.28%	126,764	112,500	$13.97	12.53%
Pompano Beach	840,257	10.03%	34,875	45,000	$12.26	10.83%
Sawgrass	1,566,558	13.54%	(27,360)	147,665	$15.86	15.34%
SW Broward	1,967,714	7.77%	(26,476)	97,178	$17.71	9.68%
TOTAL	*23,818,315*	*11.73%*	*441,516*	*402,343*	*$15.22*	*13.98%*

*Note: CBRE tracks Multi-tenant Class A, B, and C buildings, 30,000 sf and greater.

TOP BROWARD LEASE TRANSACTIONS

Size (Sq. Ft.)	Tenant	Address
110,000	Kaplan University	Cypress Creek Concourse II
110,000	DHL	Cornerstone II
96,175	KOS Pharmaceuticals	Weston Pointe IV

TOP BROWARD SALE TRANSACTIONS

Size (Sq. Ft.)	Buyer	Address	Price
165,758	Stiles Capital Partners	100 NE Third Ave	$30.75 Million
60,679	Acp Office I LLC	8551 W Sunrise Blvd*	$10.3 Million

*Office Condo Conversion

UNEMPLOYMENT RATE

Broward	4.0%
Florida	4.0%
USA	4.95%

The national unemployment rate decreased .45 percentage points from the second quarter coming in at a rate of 4.95% for the third quarter. According to the Bureau of Labor Statistics, Florida's unemployment rate experienced 0.3 of a percentage point decrease yielding a rate of 4.0% during the third quarter. The Tri-County unemployment rate showed signs of improvement in two counties. Broward County's unemployment rate decreased by 0.5 of a percentage point from the second quarter's rate of 4.5%, resulting in a third quarter rate of 4.0%. Palm Beach County reported a decrease of .05 of a percentage point, dropping to 4.55%. Miami – Dade's rate of 4.8% remained unchanged from the second quarter.

The Bureau of Labor Statistics is using a new statistical database, which according to one Labor Statistic employee is a "new econometric technique creating a more sophisticated analysis." As a result, statistical differences, albeit however large or minimal, need another quarter to readjust in order to accurately gauge the economic health of South Florida.

*The Bureau of Labor Statistics is using a new statistical database, which according to one Labor Statistic employee is a "new econometric technique creating a more sophisticated analysis." As a result, statistical differences, albeit however large or minimal, need another quarter to readjust in order to accurately gauge the economic health of South Florida.

CBRE
CB RICHARD ELLIS

VACANCY/AVAILABILITY/NET ABSORPTION



Vacancy 11.73%
Availability 13.98%
Absorption 246,236
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
350
300
250
200
150
100
50
0
3Q 04
4Q 04
1Q 05
2Q 05
3Q 05

Success continues as vacancy rates decrease by approximately 8.2% from 12.77% in 2Q05 to 11.73% during the third quarter. Availabilities have experienced a smaller change, decreasing by 5.9% from 14.80% to 13.98% over the same period. Sublease space remains scarce, indicated by the decrease in availabilities this quarter. The quarterly rate of absorption soars to 246,236 sf indicating increased leasing activity. Transactions in both the non-CBD and CBD attributing to these favorable figures include non-CBD transactions: Kaplan University's lease of 110,000 sf in Cypress Creek Concourse II and DHL's agreement to fully lease Cornerstone II accounting for 110,000 sf. CBD transactions include: Island Global Yachting's lease at 1515 E Las Olas Blvd for 10,367 sf and Dorsky Hodgson & Partners' lease at 100 SE Third Ave. for 10,184 sf.

AVERAGE ASKING LEASE RATES



Class A Asking NNN $16.55
Class B Asking NNN $13.84
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
3Q 04
4Q 04
1Q 05
2Q 05
3Q 05

The overall average asking NNN rental rate for the third quarter 2005 was $15.22 psf, a $.16 psf increase from last quarter. This increase can be attributed to the decrease in vacant space and availabilities resulting in a tightening of the office market. Sublease space is minimal, allowing rental rates to steadily increase. The steepest overall average asking rates were recorded in the Downtown Ft Lauderdale submarket at $17.85 psf, where class A space is going for $18.26 psf. The lowest rates were recorded in the Pompano Beach market at $12.26 psf. Following suit with overall rates, Downtown Ft Lauderdale also has the highest Class A rate at $18.26 psf, while the highest Class B rate is in Northwest Broward at $18.04 psf.

CONSTRUCTION ACTIVITY



450000
400000
350000
300000
250000
200000
150000
100000
50000
0
3Q04
4Q04
1Q05
2Q05
3Q05

New construction remains unchanged this quarter, as 402,343 sf is still slated for delivery by year end. Over 4 million square feet of office space is in the planning stages with expectations of construction to begin within the year. There are currently two Class A buildings under construction in Broward County. Weston Pointe IV will provide 97,178 sf of Class A space when completed in October of this year. The 147,666 sf Class A Lake Shore Plaza is scheduled to complete construction in December of this year at its location in Sawgrass Corporate Park. Cornerstone II in Plantation is now complete adding 112,000 sf of office product and will be occupied in its entirety by DHL.

MARKET OUTLOOK

As favorable market conditions persist and new tenants continue to enter the market, leasing activity should consistently escalate throughout future quarters. Broward County continues to capitalize on its central location, coupled with overall economical rates (relative to Dade and Palm Beach counties), in order to service the county efficiently. Overall, availability should continue to decrease absorbing what sublease space remains in Broward County.

Average asking rental rates should persistently climb, increasing about 1 percent per quarter. Absorption will continue the rise and fall pattern from quarter to quarter as new space is brought into the market and short-term sublease space expires. Construction activity, primarily in the Western Broward submarkets is expected to increase. Three projects are expected to break ground in the near future: Cornerstone IV (Plantation), Royal Palm @ SouthPointe (Plantation), and Miramar Centre III (Miramar).

CBRE
CB RICHARD ELLIS

DADE COUNTY

MIAMI CBD

Vacancy Rate*	13.4%
New Construction	163,000 SF
Net Absorption	23,566 SF
Average Asking Rents	A $30.24 Full Service
	B $18.78 Full Service

Trends

The vacancy rate for the CBD increased during 2004 as a result of companies moving to the Brickell and Coral Gables submarkets. Absorption was low, but positive. Most of the leasing has been deals under 5,000 square feet, with a large percentage of these transactions by law firms.

There is only one new office building under construction, and sites for new development are limited. Construction in the CBD is dominated by residential projects, both on redevelopment sites and the conversion of rental apartments to condos. It is estimated that there will be 16,000 new residential units completed within the next 5 years. After nearly two decades of stagnation, many older, empty commercial buildings are being converted, transforming the downtown. With the huge demand for these properties, and the seemingly never-ending supply of buyers, the price of land has doubled in the past year. The residential explosion will not only constrain the size of the office market by consuming most of the potential sites for new development, but the increase in population should eventually create more demand for office space.

Significant Transactions

Sales

- 50 NE 9th Street: 750,000 SF, Terremark Worldwide
- 44 West Flagler Drive: 160,000 SF, 44 West Flagler Properties, LLC

Leases

- 150 West Flagler Drive: 20,000 SF, Stearns Weaver, et. al.
- 155 South Miami: 12,323 SF, Adams & Adams, PA
- 100 SE 2nd Street: 22,000 SF, Genovese, Joblove and Battista

* Class A and B buildings over 10,000 SF

BRICKELL

Vacancy Rate*	17.0%
New Construction	260,000 SF
Net Absorption	377,000 SF
Average Asking Rents	A $31.83 Full Service
	B $24.35 Full Service

Trends

The vacancy rate continues to improve at a steady pace as space is absorbed, and is down almost 3 percentage points from 2003. Sublease space has diminished, and there are strong signs that this area is changing from a tenant to a landlord market. Contributing to the dropping vacancy rate is the leasing of two newly completed projects, the 753,000 square foot mixed-use Espirito Santo Plaza, now 75% leased, and the Four Seasons Tower, (with 201,000 square feet of office space) now 100% leased.

The current interest in investment properties remains strong. For example, the 432,000 square foot 800 Brickell Building sold to Stiles/Guggenheim. Re-development sites, including older buildings and parking lots, continue to be procured by developers. A recent example is the Related Group of Florida's $94 million purchase of a property that currently holds the Sheraton Biscayne Bay Hotel, which will be razed for either a commercial or mixed use project. Additionally, construction will soon begin on the Latitude, a mixed use project on 2.3 acres on the Miami River, which will contain 231,000 square feet of office space and a 44-story condo tower.

Significant Transactions

Sales

- 1200 Brickell Avenue: 529,779 SF, SLB 1200 Brickell, LLC
- 800 Brickell Avenue: 432,040 SF, Stiles/Guggenheim

Leases

- 1111 Brickell Avenue: 31,916 SF, American Express Bank, Ltd.
- 1395 Brickell Avenue: 18,769 SF, Business Center International

Miami CBD


Vacancy Rate
Absorption SF
New Construction SF
Square Feet (millions)
Vacancy Rate
9.53%
13.24%
11.40%
13.40%
2001
2002
2003
2004

Brickell


Vacancy Rate
Absorption SF
New Construction SF
Square Feet (millions)
Vacancy Rate
14.80%
19.90%
17.00%
2001
2002
2003
2004

DADE COUNTY

CORAL GABLES

Vacancy Rate*	12.6%
New Construction	297,903 SF
Net Absorption	420,355 SF
Average Asking Rents	A $29.92 Full Service
	B $23.31 Full Service

Trends

The absorption for Coral Gables in 2004 was very strong for this smaller, 7 million square foot submarket. The vacancy rate decreased over 11% from year end 2003, making it the hottest area in Miami-Dade County.

In September, 2525 Ponce de Leon was completed, a 250,000 square foot Class A project, that is now 50% leased.

Several significant lease transactions took place as major corporations and more quality credit tenants such as financial services and law firms are relocating to Coral Gables. With high demand for space, it is now a landlord's market, and as a result, Class A rates have begun to increase.

Investment sale activity was also brisk in this dynamic submarket of Miami. Crescent RE Equities purchased a 317,000 square foot building for $227 per square foot and plans more acquisitions in South Florida. KPERS Realty purchased the 302,000 square foot 550 Biltmore for $219 per square foot. Even smaller properties are bringing record prices as a 12,831 square foot building was recently sold for $292 per square foot.

Significant Transactions

Sales

- 255 Alhambra Circle: 415,512 SF, Investcorp Int. and IA Invest Inc.
- 2 Alhambra Plaza: 317,566 SF, Crescent Real Estate Equities Co.
- 550 Biltmore Way: 302,141 SF, KPERS Realty Holding No. 39, Inc.

Leases

- 306 Aragon Ave.: 29,268 SF, Gables View Office, LLC
- 4000 Ponce de Leon Blvd.: 22,000 SF, Medica Healthcare Plans
- 2525 Ponce de Leon Blvd.: 21,857 SF, People Soft, Inc.

Coral Gables


Vacancy Rate
Absorption SF
New Construction SF
Square Feet (millions)
Vacancy Rate
10.70%
17.35%
14.20%
12.60%
2001
2002
2003
2004

AIRPORT WEST

Vacancy Rate*	15.0%
New Construction	107,000 SF
Net Absorption	437,099 SF
Average Asking Rents	A $23.84 Full Service
	B $19.38 Full Service

Trends

There was robust leasing this year with over 1.1 million square feet of new deals. The increase in demand for new space resulted in healthy absorption. In addition, there was less than one third the amount of sublease on the market than at the end of 2003 and only 107,000 square feet of new construction during 2004. As a result, the vacancy rate decreased by almost three percentage points.

Investor demand continues to be extremely strong. A primary property, the 1.1 million square foot Airport Corporate Center, was recently offered for sale at over $160 million, and is generating investor interest. This property includes six acres of undeveloped land, which adds significant value to this investment opportunity.

The Airport West submarket has the infrastructure to compete on national and international levels, and will continue to attract airport related or airport dependent tenants. Miami's designation as the "Gateway to the Americas" will also continue to create steady demand from companies with ties to Latin America.

Significant Transactions

Sales

- 777 NW 72 Avenue: Commercial A. Lorca Inc., 803,287 SF
- 760 NW 107 Avenue: City National Bank of Florida, 303,353 SF
- 700 NW 107 Avenue: Undisclosed, 263,598 SF

Leases

- 8400 Doral Blvd.: Starboard Cruise Services, 40,927 SF
- 8200 NW 33 Street: Air Jamaica, 32,568 SF
- 760 NW 107 Avenue: Lennar Financial Services, 18,568 SF

Airport West


Vacancy Rate
Absorption SF
New Construction SF
Square Feet (millions)
Vacancy Rate
16.77%
18.91%
17.80%
15.00%
2001
2002
2003
2004

SW BROWARD

Vacancy Rate*	10.9%
New Construction	365,575 SF
Net Absorption	541,838 SF
Average Asking Rents	A $23.82 Full Service
	B $21.97 Full Service

Trends

This is the fastest growing area in Broward and has the highest level of absorption and lowest vacancy rate.

There is currently 2.85 million square feet of planned development, almost 1.3 million square feet of which will be in Miramar. Construction will begin in January on Metropica in Sunrise, a 500,000 square foot office and 2,363 unit residential complex. Developers are determined to keep ahead of office demand and westward growth. Companies are primed to grow after several years of an economic slump, and this submarket has strong potential to attract new corporations due to abundant housing, retail, interstate access and available land, which is almost non-existent in the eastern part of the county.

Investors are also recognizing this market's potential, and recent sales are between $145 and $185 per square foot. Buyers will continue to look for long term opportunities as tenant demand rises.

Significant Transactions

Sales

- 1802 N. University Drive, Plantation: 126,865 SF, Mercede Realty
- 7369 Sheridan Street, Hollywood: 110,000 SF, DBSI Sheridan, Ltd.
- 1600 Sawgrass Corporate Pkwy, Sunrise: 98,715 SF, IP2 Associates

Leases

- 861 SW 78 Street, Plantation: 22,500 SF, Prosodie Interactive
- 1300 Sawgrass Corporate Pky.: 19,876 SF, Countrywide Home Loans
- 3315 Commerce Pky.: 16,917 SF, GAR International

SW Broward


Vacancy Rate
Absorption SF
New Construction SF
Square Feet (millions)
Vacancy Rate
19.90%
18.40%
14.50%
10.9%
2001
2002
2003
2004

PALM BEACH COUNTY

Vacancy Rate*	12.2%
New Construction	394,133 SF
Net Absorption	1,163,325 SF
Average Asking Rents	A $24.60 Full Service
	B $22.47 Full Service

Trends

Absorption in Palm Beach County is very strong as the improving economy increased the demand for new space. As a result of the sharp increase in interest and waning supply, investors are paying top dollar for buildings. In Boca Raton, a 242,000 square foot building recently sold for $206 per square foot.

The county is still finalizing the location for The Scripps Institute's research facility, originally designated for 1,900 acres west of Palm Beach Gardens. Alternative venues are being considered as environmentalists and the county strive to resolve issues. Land prices in the area are soaring and investors are acquiring any available acreage.

Downtown West Palm Beach is experiencing a revival, both in commercial and residential development. There will be over 4,000 new condo units, and the influx of residents will give a boost to retail and office space. As a result, optimistic investors are renovating older office buildings.

Significant Transactions

Sales

- 2600 N. Military Trail, Boca Raton: 242,139 SF, Triple Net Properties
- Beeline Highway and Innovation Dr., Jupiter: 190,000 SF, Aquila Property Co.
- 1900-2000 NW Corp. Blvd., Boca Raton: 125,646 SF, Gehr Development

Leases

- 6000 Broken Sound Way, Boca Raton: 43,000 SF, Taylor & Francis Group
- 2301 Centrepark West, West Palm Beach: 41,860 SF, Ocwen Financial Group
- 5000 T-Rex Avenue, Boca Raton: 40,000 SF, Lydian Trust Co.

Palm Beach County


Vacancy Rate
Absorption SF
New Construction SF
Square Feet (millions)
Vacancy Rate
13.78%
15.83%
15.20%
12.20%
2001
2002
2003
2004

COLLIERS INTERNATIONAL
MARKET REVIEW & FORECAST

INDUSTRIAL

2004 YEAR-END

MIAMI-DADE COUNTY

AIRPORT WEST-MEDLEY

Vacancy Rate*	7.3%
New Construction	1,185,266 SF
Net Absorption	1,812,920 SF
Average Rent PSF	$7.00
Average Sale PSF	$78.00

Trends

Absorption exceeded new construction during 2004, lowering the vacancy to 7.3%. There were several larger (100,000 square foot plus) lease transactions and investor demand remains strong. Both lease and sale prices have risen appreciably.

The increase in demand has also begun to affect the leasing strategies of the landlords, with less free rent offered and a significant lack of flexibility in lease rates. Tenants are still able to obtain some concessions (free rent and higher TI's) when signing longer lease terms; however, there is minimal flexibility with base lease rates and escalations, and the most influential criteria is still tenant credit.

While there are some large (60,000 square foot and greater) spaces still available, there is a growing lack of quality space in this submarket. Developers are building speculative buildings in anticipation of continued strong demand. Flagler Development recently broke ground on a 200,000 square foot building at Flagler Station, and plans a 100,000 square foot building.

Significant Transactions

Sales

- 2305 NW 107 Avenue: 836,000 SF, Canyon - Johnson (investor)
- 6100 NW 74 Avenue: 180,810 SF, Airport In. L. Center II, LLC
- 7500-7600 NW 26 Street: 89,030 SF, G&R, Avborne Miami, LLC

Leases

- International Corp. Park, Bldg. 4: 148,750 SF, Crowley Logistics
- 6905 NW 25 Street: 143,000 SF, Kuehne & Nagel
- 7850 NW 80 Street: 100,750 SF, Kuehne & Nagel

* Class A and B buildings over 10,000 SF

NORTH DADE

Vacancy Rate*	7.0%
New Construction	144,517 SF
Net Absorption	-32,577 SF
Average Rent PSF	$5.00
Average Sale PSF	$60.00

Trends

This industrial area of northern Miami Dade County has not been as active as other submarkets in the county. The vacancy rate, while down from mid-year 2004, is higher than at the end of 2003. Northern Dade continues to compete for tenants with neighboring Broward County.

New construction has been limited; however, there are new projects on the horizon. The area around the Opa Locka Airport has generated interest for business development because of its location near Miami Lakes, rail access, and workforce potential.

Investor demand has remained strong. This area, with its central location between two ports and good highway access, is considered a lower cost alternative to Airport West, and may be undervalued. AMB recently purchased a 230,000 square foot complex on 10 acres, and now controls about 14% of the warehouse space in this North Dade/Gratigny area. The company recently shifted from buying in Airport West to Northern Dade.

Significant Transactions

Sales

- 3595 NW 125 Street: 230,000 SF, AMB Property Corp.
- 5980 Miami Lakes Drive, Miami Lakes: 145,054 SF, 5980 Miami Lakes Drive, LLC
- 3800 NW 132 Street, Opa Locka: 87,120 SF, Haleval, LLC

Leases

- 3505 NW 123 Street: 113,000 SF, Dietrich Industries
- 3301 NW 107 Street: 142,000 SF, Transcor, Inc.
- 5900 NW 176 Street: 47,970 SF, Sara Lee Underwear

Airport West-Medley



Vacancy Rate
Absorption SF
New Construction SF
Square Feet (millions)
Vacancy Rate
9.57%
12.51%
9.20%
2001
2002
2003
2004

North Dade



Vacancy Rate
Absorption SF
New Construction SF
Square Feet (millions)
Vacancy Rate
3.43%
4.15%
5.10%
7.00%
2001
2002
2003
2004

CENTRAL DADE

Vacancy Rate*	2.4%
New Construction	32,000 SF
Net Absorption	601,329 SF
Average Rent psf	$5.00
Average Sale psf	$50.00

Trends

Central Miami-Dade had healthy absorption in 2004, and the lowest vacancy rate in the county. There is a high demand for property to purchase as the vacancy rate in this already supply-constrained market is forecast to decline further over the next 2 years.

A 40-acre development project in Liberty City appears to be moving forward. The owners of this 2.2 million square foot project, Town Center Properties, are focusing on revitalizing this depressed area with the first building to be delivered late 2005. This project has the potential to be an important bio-tech hub of Miami, due to its close proximity to hospitals and universities and access to transportation. The first tenant, MediVector, has committed to 50,000 square feet, with plans to expand to 500,000 square feet.

This submarket has also seen a renewed interest in the "Design and Art District", where buyers of unique properties are creating a renaissance for artist space. A 53,000 square foot warehouse recently sold for $3.2 million to a company that develops art-oriented projects.

Significant Transactions

Sales

- 5600 NW 32 Avenue: 100,000 SF, Magna Tech Electronics
- 3675 NW 71 Street: 100,353 SF, K. Mack Pro E Ties, Inc.
- 2155 West 10th Court, Hialeah: 71,658 SF, Mad Construction Corp.

Leases

- 4001 NW 37 Avenue: 76,111 SF, Aircraft Modular Products.
- 7191 NW 36 Court: 27,443 SF, Florida Furniture Group

BROWARD COUNTY

Vacancy Rate*	6.3%
New Construction	1,352,406 SF
Net Absorption	2,071,058 SF
Average Rent psf	$6.26
Average Sale psf	$68.00

Trends

With the strengthening economy, Broward's industrial segment is seeing a revival of activity. Companies are emerging from a slower economy and are back in the market for space. As purchase prices increase, users are becoming more reluctant to buy, resulting in an upswing in leasing and absorption.

Available land is in short supply and selling at record prices. Industrial developers have been reluctant to pay high prices, and there is a growing trend of industrially-zoned land selling to residential developers. For example, in Sunrise, a 113-acre industrial site was recently purchased to build a 2,000-unit retirement community.

Newly completed construction this year reflects optimism for a strong future for Broward County. Over 1.3 million square feet was delivered, with the northernmost cities of Pompano Beach and Deerfield Beach experiencing the most new development.

Significant Transactions

Sales

- 2010 NE 7 Avenue: 235,198 SF, Amsdell Company of Cleveland
- 3225 Meridian Parkway: 230,908 SF, Lexington Lion Weston I, LLP
- 1600 N. Park Drive, Weston: 225,760 SF, SSR Realty Advisors

Leases

- 1600 N. Park Drive, Weston, 125,000 SF, Lobock Technologies
- 720 South Powerline Rd, Deerfield Beach: 81,228 SF, Dana Classic Fragrances, Inc.
- 5400 NW 35 Avenue, Fort Lauderdale, 66,075 SF, GA Telesis Turbine Technologies

Central Dade


Vacancy Rate
Absorption SF
New Construction SF
Square Feet (millions)
Vacancy Rate
4.35%
5.79%
4.80%
2.40%
2001
2002
2003
2004

Broward County


Vacancy Rate
Absorption SF
New Construction SF
Square Feet (millions)
Vacancy Rate
8.50%
9.11%
7.20%
6.30%
2001
2002
2003
2004

INDUSTRIAL

COLLIERS INTERNATIONAL
MARKET REVIEW & FORECAST

RETAIL

2004 YEAR-END

PALM BEACH COUNTY

Vacancy Rate*	7.2%
New Construction	631,471 SF
Net Absorption	246,171 SF
Average Rent PSF	$6.00
Average Sale PSF	$65.00

Trends

Despite damage, displacement and a general slowdown in activiy in August and September due to the hurricanes, the Palm Beach County market maintained strong absorption and single digit vacancy.

Developers were cautiously optimistic in 2004 with 632,000 square feet of new construction. The pace of new development starts has slowed, to avoid possible over-building.

Sales activity has been strong and reflects well on the economic future of this county. Prices for land have more than doubled from a year ago as developers and speculators are acquiring sites at a rapid pace. Available land is becoming increasingly scarce. The potential of the Scripps Institute Research Center, being developed in the western part of the county, is providing an immense economic boost to this region, and is having a direct impact on prices. Office Depot recently announced that it will be selling its prime 23-acre site in Boca Raton, generating a great deal of interest from commercial developers.

Significant Transactions

Sales

- 400 NW 2 Avenue, Boca Raton: 153,918 SF, Glades RCS, LLC
- 1016 Clare Avenue, West Palm Beach: 108,942 SF, WREC Clare, LLC
- 1377 Clint Moore Road, Boca Raton: 100,000 SF, Revah Management

Leases

- 7835 Central Industrial Drive, Riviera Beach: 104,047 SF, Huttig Building Products, Inc.
- 7880 Central Industrial Drive, Riviera Beach: 55,000 SF, Vital Pharma
- 7835 Central Industrial Drive, Riviera Beach: 43,327 SF, Garden of Life

Palm Beach County


Vacancy Rate
Absorption SF
New Construction SF
Square Feet (millions)
Vacancy Rate
2001
2002
2003
2004

SOUTH FLORIDA
MIAMI-DADE • BROWARD • PALM BEACH

RETAIL TRENDS

Retail investment in South Florida continues to soar due to this region's heavy population upswing and affluent demographics. In a national survey of local economies by the Milken Institute, the West Palm Beach-Boca Raton area ranked 4th and Fort Lauderale ranked 9th in the "Best 2004 Performing Cities Index". This positive report is enticing investors to pursue this market.

With vacancy rates declining, and rental rates rising in all 3 counties, new development is brisk, and builders are acquiring land or re-development parcels. In Miami, just north of the CBD, a 580,000 square foot, 26 acre retail project, Shops at Midtown Miami, is planned.

A current trend occurring throughout South Florida is the development of mixed-use projects with office and multi-family combined with retail. For example, the "Metropica" center in Sunrise, will house 500,000 square feet of office, 2,363 residences and 124,000 square feet of retail. In Miami, MDM will complete a project in July 2007 with 220,000 square feet of retail, 1,500 condo units and 500,000 square feet of office space.

Palm Beach County retail developers are responding to the thriving residential sectors with four proposed malls totaling 1.8m square feet. In Broward County, the Seminole Tribe recently opened Seminole Paradise, a 350,000 square foot shopping and entertainment complex. The site features 25 retail stores, 13 night clubs and 11 restaurants.

Significant Sales:

Miami-Dade County:

- Mall of the Americas: 798,000 SF, Sterling Centrecorp US and Kimco Realty
- 3301 Coral Way: 432,787 SF, Miracle Marketplace, LLC

Broward County:

- 321 N. University Drive, Plantation: 650,000 SF, US Capital/Fashion Mall, LLC
- 3740 West Hillsboro Blvd.: 378,000 SF, Deerfield Beach, CP Deerfield, LLC

Palm Beach County:

- Federal Highway and Linton Blvd., Delray Beach: 331,496 SF, Ramco Gershenson Properties Trust
- Glades Road and US 441, Boca Raton: 272,231 SF, Ramco Gershenson Properties Trust


COLLIERS
INTERNATIONAL

6360 NW 5th Way
Suite 300
Fort Lauderdale, FL 33309
Tel: 954.233.6000
Fax: 954.233.6010
www.colliers.com

5201 Blue Lagoon Drive
Suite 650
Miami, Fl 33126
Tel: 305.265.3434
Fax: 305.265.3435





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MARKET PULSE

Office Industrial

FT. LAUDERDALE, FL

Third Quarter 2005

Broward County is experiencing notable construction activity with over 611,000 sf currently underway. The majority of this new construction is occurring in the western end of the county.

The largest lease deals in Broward County were DHL leasing 110,000 sf in the new Cornerstone II building in Plantation and Kaplan using their lease option to begin building next quarter a new 100,000 sf building adjacent to their current space.

Leasing activity reached 795,000 sf in third quarter 2005 compared to 774,000 sf in second quarter 2005 causing the vacancy rate to drop by 1 percentage point to 13.6% this quarter from 14.6% last quarter.


CBD vs. NON-CBD
Overall Rental vs. Vacancy Rates

Market Highlights

	CBD	Non- CBD
Overall Vacancy Rate	19.9%	12.3%
Direct Class A Asking Rental Rate	$28.52	$25.28
YTD Leasing Activity	311,186	1,873,009
YTD Construction Completions	0	109,659

SF Under Construction	0	611,264

THE COSTAR OFFICE REPORT

MID-YEAR 2005

Broward County Office Market


CoStar
GROUP
Real Estate Information

Broward County Office Market



Table of Contents

METHODOLOGY

The CoStar Office Report, unless specifically stated otherwise, calculates office statistics using CoStar Group's entire database of existing and under construction office buildings in each metropolitan area. Included are office, office condominium, office loft, office medical, all classes and all sizes, and both multi-tenant and single-tenant buildings, including owner-occupied buildings. CoStar Group's national database includes approximately 29.3 billion square feet of coverage in 1.2 million properties. All rental rates reported in the CoStar Office Report have been converted to a Full Service equivalent rental rate.

For information on subscribing to CoStar's Advisory reports, or for information on CoStar's other products and services, please contact us at 1-877-7COSTAR, or visit our web site at www.costar.com

CoStar Group, Inc.
2 Bethesda Metro Center • Bethesda, MD USA 20814 • (800) 204-5960 • www.costar.com • NASDAQ: CSGP

Terms & Definitions

Availability Rate: The ratio of available space to total rentable space, calculated by dividing the total available square feet by the total rentable square feet.

Available Space: The total amount of space that is currently being marketed as available for lease in a given time period. It includes any space that is available, regardless of whether the space is vacant, occupied, available for sublease, or available at a future date.

Build-to-Suit: A term describing a particular property, developed specifically for a certain tenant to occupy, with structural features, systems, or improvement work designed specifically for the needs of that tenant. A build-to-suit can be leased or owned by the tenant. In a leased build-to-suit, a tenant will usually have a long term lease on the space.

Buyer: The individual, group, company, or entity that has purchased a commercial real estate asset.

Cap Rate: Short for capitalization rate. The Cap Rate is a calculation that reflects the relationship between one year's net operating income and the current market value of a particular property. The Cap Rate is calculated by dividing the annual net operating income by the sales price (or asking sales price).

CBD: Abbreviation for Central Business District. (See also: Central Business District)

Central Business District: The designations of Central Business District (CBD) and Suburban refer to a particular geographic area within a metropolitan statistical area (MSA) describing the level of real estate development found there. The CBD is characterized by a high density, well organized core within the largest city of a given MSA.

Class A: A classification used to describe buildings that generally qualify as extremely desirable investment-grade properties and command the highest rents or sale prices compared to other buildings in the same market. Such buildings are well located and provide efficient tenant layouts as well as high quality, and in some buildings, one-of-a-kind floor plans. They can be an architectural or historical landmark designed by prominent architects. These buildings contain a modern mechanical system, and have above-average maintenance and management as well as the best quality materials and workmanship in their trim and interior fittings. They are generally the most attractive and eagerly sought by investors willing to pay a premium for quality.

Class B: A classification used to describe buildings that generally qualify as a more speculative investment, and as such, command lower rents or sale prices compared to Class A properties. Such buildings offer utilitarian space without special attractions, and have ordinary design, if new or fairly new; good to excellent design if an older non-landmark building. These buildings typically have average to good maintenance, management and tenants. They are less appealing to tenants than Class A properties, and may be deficient in a number of respects including floor plans, condition and facilities. They lack prestige and must depend chiefly on a lower price to attract tenants and investors.

Class C: A classification used to describe buildings that generally qualify as no-frills, older buildings that offer basic space and command lower rents or sale prices compared to other buildings in the same market. Such buildings typically have below-average maintenance and management, and could have mixed or low tenant prestige, inferior elevators, and/or mechanical/electrical systems. These buildings lack prestige and must depend chiefly on a lower price to attract tenants and investors.

Construction Starts: Buildings that began construction during a specific period of time. (See also: Deliveries)

Contiguous Blocks of Space: Space within a building that is, or is able to be joined together into a single contiguous space.

Deliveries: Buildings that complete construction during a specified period of time. In order for space to be considered delivered, a certificate of occupancy must have been issued for the property.

Delivery Date: The date a building completes construction and receives a certificate of occupancy.

Developer: The company, entity or individual that transforms raw land to improved property by use of labor, capital and entrepreneurial efforts.

Direct Space: Space that is being offered for lease directly from the landlord or owner of a building, as opposed to space being offered in a building by another tenant (or broker of a tenant) trying to sublet a space that has already been leased.

Existing Inventory: The square footage of buildings that have received a certificate of occupancy and are able to be occupied by tenants. It does not include space in buildings that are either planned, under construction or under renovation.

Flex Building: A type of building designed to be versatile, which may be used in combination with office (corporate headquarters), research and development, quasi-retail sales, and including but not limited to industrial, warehouse, and distribution uses. A typical flex building will be one or two stories with at least half of the rentable area being used as office space, have ceiling heights of 16 feet or less, and have some type of drive-in door, even though the door may be glassed in or sealed off.

Full Service Rental Rate: Rental rates that include all operating expenses such as utilities, electricity, janitorial services, taxes and insurance.

Gross Absorption: The total change in occupied space over a given period of time, counting space that is occupied but not space that is vacated by tenants. Gross absorption differs from leasing Activity, which is the sum of all space leased over a certain period of time. Unless otherwise noted Gross Absorption includes direct and sublease space.

Growth in Inventory: The change in size of the existing square footage in a given area over a given period of time, generally due to the construction of new buildings.

Industrial Building: A type of building adapted for such uses as the assemblage, processing, and/or manufacturing of products from raw materials or fabricated parts. Additional uses include warehousing, distribution, and maintenance facilities. The primary purpose of the space is for storing, producing, assembling, or distributing product.

Landlord Rep: (Landlord Representative) In a typical lease transaction between an owner/landlord and tenant, the broker that represents the interests of the owner/landlord is referred to as the Landlord Rep.

Leased Space: All the space that has a financial lease obligation. It includes all leased space, regardless of whether the space is currently occupied by a tenant. Leased space also includes space being offered for sublease.

Leasing Activity: The volume of square footage that is committed to and signed under a lease obligation for a specific building or market in a given period of time. It includes direct leases, subleases and renewals of existing leases. It also includes any pre-leasing activity in planned, under construction, or under renovation buildings.

Market: Geographic boundaries that serve to delineate core areas that are competitive with each other and constitute a generally accepted primary competitive set of areas. Markets are building-type specific, and are non-overlapping contiguous geographic designations having a cumulative sum that matches the boundaries of the entire Region (See also: Region). Markets can be further subdivided into Submarkets. (See also: Submarkets)

COSTAR GROUP

BROWARD COUNTY OFFICE MARKET

Multi-Tenant: Buildings that house more than one tenant at a given time. Usually, multi-tenant buildings were designed and built to accommodate many different floor plans and designs for different tenant needs. (See also: Tenancy).

Net Absorption: The net change in occupied space over a given period of time. Unless otherwise noted Net Absorption includes direct and sublease space.

Net Rental Rate: A rental rate that excludes certain expenses that a tenant could incur in occupying office space. Such expenses are expected to be paid directly by the tenant and may include janitorial costs, electricity, utilities, taxes, insurance and other related costs.

New Space: Sometimes called first generation space, refers to space that has never been occupied and/or leased by a tenant.

Occupied Space: Space that is physically occupied by a tenant. It does not include leased space that is not currently occupied by a tenant.

Office Building: A type of commercial building used exclusively or primarily for office use (business), as opposed to manufacturing, warehousing, or other uses. Office buildings may sometimes have other associated uses within part of the building, i.e., retail sales, financial, or restaurant, usually on the ground floor.

Owner: The company, entity, or individual that holds title on a given building or property.

Planned/Proposed: The status of a building that has been announced for future development but not yet started construction.

Preleased Space: The amount of space in a building that has been leased prior to its construction completion date, or certificate of occupancy date.

Price/SF: Calculated by dividing the price of a building (either sales price or asking sales price) by the Rentable Building Area (RBA).

Property Manager: The company and/or person responsible for the day-to-day operations of a building, such as cleaning, trash removal, etc. The property manager also makes sure that the various systems within the building, such as the elevators, HVAC, and electrical systems, are functioning properly.

Quoted Rental Rate: The asking rate per square foot for a particular building or unit of space by a broker or property owner. Quoted rental rates may differ from the actual rates paid by tenants following the negotiation of all terms and conditions in a specific lease.

RBA: Abbreviation for Rentable Building Area. (See also: Rentable Building Area)

Region: Core areas containing a large population nucleus, that together with adjacent communities have a high degree of economic and social integration. Regions are further divided into market areas, called Markets. (See also: Markets)

Relet Space: Sometimes called second generation or direct space, refers to existing space that has previously been occupied by another tenant.

Rentable Building Area: (RBA) The total square footage of a building that can be occupied by, or assigned to a tenant for the purpose of determining a tenant's rental obligation. Generally RBA includes a percentage of common areas including all hallways, main lobbies, bathrooms, and telephone closets.

Rental Rates: The annual costs of occupancy for a particular space quoted on a per square foot basis.

Sales Price: The total dollar amount paid for a particular property at a particular point in time.

Sales Volume: The sum of sales prices for a given group of buildings in a given time period.

Seller: The individual, group, company, or entity that sells a particular commercial real estate asset.

SF: Abbreviation for Square Feet.

Single-Tenant: Buildings that are occupied, or intended to be occupied by a single tenant. (See also: Build-to-suit and Tenancy)

Sublease Space: Space that has been leased by a tenant and is being offered for lease back to the market by the tenant with the lease obligation. Sublease space is sometimes referred to as sublet space.

Submarkets: Specific geographic boundaries that serve to delineate a core group of buildings that are competitive with each other and constitute a generally accepted primary competitive set, or peer group. Submarkets are building type specific (office, industrial, retail, etc.), with distinct boundaries dependent on different factors relevant to each building type. Submarkets are non-overlapping, contiguous geographic designations having a cumulative sum that matches the boundaries of the Market they are located within (See also: Market).

Suburban: The Suburban and Central Business District (CBD) designations refer to a particular geographic area within a metropolitan statistical area (MSA). Suburban is defined as including all office inventory not located in the CBD. (See also: CBD)

Tenancy: A term used to indicate whether or not a building is occupied by multiple tenants (See also: Multi-tenant) or a single tenant. (See also: Single-tenant)

Tenant Rep: Tenant Rep stands for Tenant Representative. In a typical lease transaction between an owner/landlord and tenant, the broker that represents the interests of the tenant is referred to as a Tenant Rep.

Time On Market: A measure of how long a currently available space has been marketed for lease, regardless of whether it is vacant or occupied.

Under Construction: The status of a building that is in the process of being developed, assembled, built or constructed. A building is considered to be under construction after it has begun construction and until it receives a certificate of occupancy.

Vacancy Rate: A measurement expressed as a percentage of the total amount of physically vacant space divided by the total amount of existing inventory. Under construction space generally is not included in vacancy calculations.

Vacant Space: Space that is not currently occupied by a tenant, regardless of any lease obligation that may be on the space. Vacant space could be space that is either available or not available. For example, sublease space that is currently being paid for by a tenant but not occupied by that tenant, would be considered vacant space. Likewise, space that has been leased but not yet occupied because of finish work being done, would also be considered vacant space.

Weighted Average Rental Rate: Rental rates that are calculated by factoring in, or weighting, the square footage associated with each particular rental rate. This has the effect of causing rental rates on larger spaces to affect the average more than that of smaller spaces. The weighted average rental rate is calculated by taking the ratio of the square footage associated with each rental rate to the square footage associated with all rental rates, multiplying the rental rate by that ratio, and then adding together all the resulting numbers.

Year Built: The year in which a building completed construction and was issued a certificate of occupancy.

YTD: Abbreviation for Year-to-Date. Describes statistics that are cumulative from the beginning of a calendar year through whatever time period is being studied.

BROWARD COUNTY'S VACANCY DECREASES TO 9.8%

Net Absorption Positive 633,958 SF in the Quarter

The Broward County Office market ended the second quarter 2005 with a vacancy rate of 9.8%. The vacancy rate was down over the previous quarter, with net absorption totaling positive 633,958 square feet in the second quarter. Vacant sublease space decreased in the quarter, ending the quarter at 181,181 square feet. Rental rates ended the second quarter at $22.57, a increase over the previous quarter. A total of 6 buildings delivered to the market in the quarter totaling 188,687 square feet, with 669,489 square feet still under construction at the end of the quarter.

Absorption

Net absorption for the overall Broward County office market was positive 633,958 square feet in the second quarter 2005. That compares to positive 574,083 square feet in the first quarter 2005, positive 539,235 square feet in the fourth quarter 2004, and positive 413,576 square feet in the third quarter 2004.

The Class-A office market recorded net absorption of positive 111,888 square feet in the second quarter 2005, compared to positive 146,657 square feet in the first quarter 2005, positive 221,932 in the fourth quarter 2004, and positive 201,031 in the third quarter 2004.

The Class-B office market recorded net absorption of positive 380,168 square feet in the second quarter 2005, compared to positive 379,556 square feet in the first quarter 2005, positive 199,484 in the fourth quarter 2004, and positive 249,320 in the third quarter 2004.

The Class-C office market recorded net absorption of positive 141,902 square feet in the second quarter 2005 compared to positive 47,870 square feet in the first quarter 2005, positive 117,819 in the fourth quarter 2004, and negative (36,775) in the third quarter 2004.

Net absorption for Broward County's central business district was positive 108,945 square feet in the second quarter 2005. That compares to positive 36,689 square feet in the first quarter 2005, positive 104,958 in the fourth quarter 2004, and negative (64,233) in the third quarter 2004.

Net absorption for the suburban markets was positive 505,703 square feet in the second quarter 2005. That compares to positive 520,894 square feet in first quarter 2005, positive 377,445 in the fourth quarter 2004, and positive 434,917 in the third quarter 2004.

Vacancy

The office vacancy rate in the Broward County market area decreased to 9.8% at the end of the second quarter 2005. The vacancy rate was 10.7% at the end of the first quarter 2005, 11.6% at the end of the fourth quarter 2004, and 12.2% at the end of the third quarter 2004.

Class-A projects reported a vacancy rate of 14.3% at the end of the second quarter 2005, 14.5% at the end of the first quarter 2005, 15.6% at the end of the fourth quarter 2004, and 16.5% at the end of the third quarter 2004.

Class-B projects reported a vacancy rate of 9.8% at the end of the second quarter 2005, 11.1% at the end of the first quarter 2005, 12.3% at the end of the fourth quarter 2004, and 12.7% at the end of the third quarter 2004.

Class-C projects reported a vacancy rate of 6.0% at the end of the second quarter 2005, 6.9% at the end of first quarter 2005, 7.2% at the end of the fourth quarter 2004, and 7.9% at


VACANCY RATES BY CLASS 1999-2005


Class A
Class B
Class C
Total Market
25%
20%
15%
10%
5%
0%
Vacancy Rate
1999 3q
1999 4q
2000 1q
2000 2q
2000 3q
2000 4q
2001 1q
2001 2q
2001 3q
2001 4q
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

the end of the third quarter 2004.

The overall vacancy rate in Broward County's central business district at the end of the second quarter 2005 decreased to 12.4%. The vacancy rate was 13.8% at the end of the first quarter 2005, 14.4% at the end of the fourth quarter 2004, and 15.0% at the end of the third quarter 2004.

The vacancy rate in the suburban markets decreased to 9.3% in the second quarter 2005. The vacancy rate was 10.1% at the end of the first quarter 2005, 11.1% at the end of the fourth quarter 2004, and 11.7% at the end of the third quarter 2004.

Largest Lease Signings

The largest leases reported signed in Broward County include: 33,800 s.f. leased by CorSolutions, Inc at the Atlantech Tower in Ft. Lauderdale, 18,720 leased by Stearns, Weaver, Miller, Weisler at the New River Center, and 12,302 leased by Ace Mortgage at Cypress Financial Center.

Sublease Vacancy

The amount of vacant sublease space in the Broward County market decreased to 181,181 square feet by the end of the second quarter 2005, from 319,950 square feet at the end of the first quarter 2005. There was 474,732 square feet vacant at the end of the fourth quarter 2004 and 462,340 square feet at the end of the third quarter 2004.

Broward County's Class-A projects reported vacant sublease space of 152,465 square feet at the end of second quarter 2005, up from the 142,687 square feet reported at the end of the first quarter 2005. There were 164,238 square feet of sublease space vacant at the end of the fourth quarter 2004, and 213,234 square feet at the end of the third quarter 2004.

Class-B projects reported vacant sublease space of 24,761 square feet at the end of the second quarter 2005, down from the 58,927 square feet reported at the end of the first quarter 2005. At the end of the fourth quarter 2004 there were 189,573 square feet, and at the end of the third quarter 2004 there were 125,267 square feet vacant.

Class-C projects reported decreased vacant sublease space from the first quarter 2005 to the second quarter 2005. Sublease vacancy went from 118,336 square feet to 3,955 square feet during that time. There was 120,921 square feet at the end of the fourth quarter 2004, and 123,839 square feet at the end of the third quarter 2004.

Sublease vacancy in Broward County's central business district stood at 47,265 square feet at the end of the second quarter 2005. It was 26,665 square feet at the end of the first quarter 2005, 27,516 square feet at the end of the fourth quarter 2004, and 33,530 square feet at the end of the third quarter 2004.

Sublease vacancy in the suburban markets ended the second quarter 2005 at 133,916 square feet. At the end of the first quarter 2005 sublease vacancy was 293,285 square feet, was 447,216 square feet at the end of the fourth quarter 2004, and was 428,810 square feet at the end of the third quarter 2004.

U.S. Vacancy Comparison

Past 8 Quarters


Broward County
United States
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Vacancy Rate
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Rental Rates

The average quoted asking rental rate for available office space, all classes, was $22.57 per-square-foot per year at the end of the second quarter 2005 in the Broward County market area. This represented a 0.2% increase in quoted rental rates from the end of the first quarter 2005, when rents were reported at $22.53 per-square-foot.

The average quoted rate within the Class-A sector was $25.55 at the end of the second quarter 2005, while Class-B rates stood at $21.26, and Class-C rates at $19.27. At the end of the first quarter 2005, Class-A rates were $25.35 per-square-foot, Class-B rates were $21.25, and Class-C rates were $18.48.

The average quoted asking rental rate in Broward County's CBD was $26.68 at the end of the second quarter 2005, and $21.70 in the suburban markets. In the first quarter 2005, quoted rates were $26.04 in the CBD and $21.74 in the suburbs.

Deliveries and Construction

During the second quarter 2005, 6 buildings totaling 188,687 square feet were completed in the Broward County market area. This compares to 9 buildings totaling 148,161 square feet that were completed in the first quarter 2005, 12 buildings totaling 230,253 square feet completed in the fourth quarter 2004, and 318,274 square feet in 12 buildings completed in the third quarter 2004.

There were 669,489 square feet of office space under construction at the end of the second quarter 2005.

Some of the notable 2005 deliveries include: Cornerstone Two, a 110,000-square-foot facility that delivered in second quarter 2005 and is now reported to be leased by DHL Worldwide, and Marina Mile Business Park: Bldg 2, a 43,826-square-foot condo building that delivered in first quarter 2005 and is now sold out.

The largest projects underway at the end of second quarter

Broward County Office Market



2005 were Lake Shore Plaza, a 147,665-square-foot building by Stiles Realty, and Weston Pointe IV, a 97,178-square-foot facility by Duke Realty.

Inventory

Total office inventory in the Broward County market area amounted to 51,990,790 square feet in 1,956 buildings as of the end of the second quarter 2005. The Class-A office sector consisted of 13,396,882 square feet in 106 projects. There were 689 Class-B buildings totaling 22,706,799 square feet, and the Class-C sector consisted of 15,887,109 square feet in 1,161 buildings. Within the Office market there were 103 owner-occupied buildings accounting for 1,910,013 square feet of office space.

Reports compiled by: Dick Stoner, CoStar Property® Research Manager; Aparna Baveja, CoStar COMPS® Research Manager

Absorption & Deliveries

Past 8 Quarters


Net Absorption
Deliveries
Millions SF
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0.53
0.27
0.21
0.29
0.41
0.54
0.63
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®



BROWARD COUNTY OFFICE MARKET

COSTAR MARKETS

In analyzing metropolitan areas in the U.S., CoStar has developed geographic designations to help group properties together, called Regions, Markets and Submarkets. Regions are the equivalent of metropolitan areas, or areas containing a large population nucleus, that together with adjacent communities have a high degree of economic and social integration. Regions are then divided into Markets, which are core areas within a metropolitan area that are known to be competitive with each other in terms of attracting and keeping tenants. Markets are then further subdivided into smaller units called Submarkets, which serve to delineate a core group of buildings that are competitive with each other and constitute a generally accepted competitive set, or peer group.

Markets	Submarkets
Commercial Blvd	Commercial Blvd
Cypress Creek	Cypress Creek
Downtown Fort Lauderdale	Downtown Fort Lauderdale*
Fort Lauderdale	Fort Lauderdale
Hallandale	Hallandale
Hollywood	Hollywood
NW Broward/Coral Springs	NW Broward/Coral Springs
Outlying Broward County	Outlying Broward County
Plantation	Plantation
Pompano Beach	Pompano Beach
Sawgrass Park	Sawgrass Park
Southwest Broward	Southwest Broward

* Submarkets comprising the CBD. For statistics reference the CBD vs Suburban Figures at a Glance Page.

Broward County Office Market

Employment and Tenant

Total Employment by Industry

Percent of Total Employment by Industry



21%
3%
8%
16%
12%
11%
4%
14%
0%
7%
4%
Natural Resources & Mining
Construction
Manufacturing
Trade, Transportation & Utilities
Information
Financial Activities
Professional & Business Services
Education & Health Services
Leisure & Hospitality
Other Services
Government

Source: Department of Labor, Bureau of Labor Statistics

Total Employment Growth

Total Number of Jobs Added Per Year



Broward County
U.S. Average



4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
Percent Growth
2001
2002
2003
2004
2005

Source: Department of Labor, Bureau of Labor Statistics

Office* Employment Growth

Cumulative Growth in Office* Jobs Over the Past 5 Years

Market	Employment Growth	Inventory Growth	Difference
Atlanta	-5.00%	5.60%	-10.60%
Boston	-12.20%	3.70%	-15.90%
Chicago	-4.60%	4.00%	-8.60%
Dallas/Ft Worth	-4.50%	4.40%	-8.90%
Denver	-8.30%	4.40%	-12.70%
Los Angeles	-4.20%	1.90%	-6.10%
New York City	-11.60%	1.80%	-13.40%
Seattle/Puget Sound	-2.70%	4.60%	-7.30%
Tampa/St Petersburg	13.00%	5.40%	7.60%
Washington	4.90%	8.00%	-3.10%
Broward County	14.90%	6.60%	8.30%

Source: Department of Labor, Bureau of Labor Statistics

Office* Employment Growth

Number of Office* Jobs Added Per Year



Broward County
U.S. Average
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
Percent Growth
2001
2002
2003
2004
2005

Source: Department of Labor, Bureau of Labor Statistics. * Office employment is defined as jobs in the Information, Financial Activities, and Professional & Business Services industries

Historical Unemployment Rates



Broward County
U.S. Average
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Percent Unemployment
2001 1q
2001 2q
2001 3q
2001 4q
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q

Source: Department of Labor, Bureau of Labor Statistics



BROWARD COUNTY OFFICE MARKET

EMPLOYMENT AND TENANT

TENANT BY SIZE RANGE

Based on Total Number of Tenants


75,000 SF & Up
50,000-74,999 SF
25,000-49,999 SF
10,000-24,999 SF
5,000-9,999 SF
2,500-4,999 SF
Up to 2,499 SF
1.0%
0.8%
2.8%
10.4%
17.1%
26.0%
41.9%
0% 5% 10% 15% 20% 25% 30% 35% 40% 45%
Percentage of Tenants


Source: CoStar Tenant®

TENANTS BY LEASE EXPIRATION

Based on Total Number of Tenants


2011
2010
2009
2008
2007
2006
5.6%
10.1%
11.5%
13.1%
14.8%
15.5%
0% 5% 10% 15% 20%
Percentage of Tenants
Source: CoStar Tenant®

TENANTS BY INDUSTRY

Based on Total Number of Tenants


Finance/Ins/RE
Services
Business Service
Medical
Law Firms
Retailers/Wholes
Manufacturing
Transportation
Communications
Government
Agri/Mining/Util
Accountants
Engineers/Archit
26.5%
13.5%
11.4%
10.2%
8.7%
7.3%
6.4%
3.6%
3.1%
3.1%
2.4%
2.3%
1.4%
0% 5% 10% 15% 20% 25% 30%
Percentage of Tenants
Source: CoStar Tenant®

SF PER EMPLOYEE BY INDUSTRY

Based on Total Number of Tenants


Accountants
Law Firms
Manufacturing
Transportation
Medical
Engineers/Archit
Business Service
Finance/Ins/RE
Retailers/Wholes
Agri/Mining/Util
Services
Communications
Government
298.0
294.4
276.5
275.1
271.8
262.9
250.6
249.0
248.9
248.8
247.0
245.1
228.6
0 50 100 150 200 250 300 350
SF Per Employee
Source: CoStar Tenant®

BROWARD COUNTY OFFICE MARKET



INVENTORY & DEVELOPMENT

HISTORICAL DELIVERIES 1982 - 2005


Deliveries
Average Delivered SF
Millions of SF
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.5
1.7
2.6
3.1
3.6
2.7
1.8
2.0
0.8
0.7
0.3
0.1
0.4
0.1
0.4
1.0
0.6
1.6
1.8
3.4
0.8
0.9
1.0
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Source: CoStar Property® * Future deliveries based on current under construction buildings.

CONSTRUCTION ACTIVITY Markets Ranked by Under Construction Square Footage

Market	Under Construction Inventory				Average Bldg Size	
	# Bldgs	Total RBA	Preleased SF	Preleased %	All Existing	U/C
Southwest Broward	6	289,741	153,247	52.9%	29,734	48,290
Sawgrass Park	1	147,665	4,430	3.0%	70,028	147,665
NW Broward/Coral Springs	4	94,738	60,783	64.2%	23,856	23,684
Fort Lauderdale	2	40,000	19,680	49.2%	17,967	20,000
Pompano Beach	1	34,700	6,246	18.0%	20,983	34,700
Plantation	1	22,000	22,000	100.0%	29,107	22,000
Cypress Creek	3	20,645	0	0.0%	46,282	6,882
Hollywood	1	20,000	6,600	33.0%	19,641	20,000
Outlying Broward County	0	0	0	0.0%	12,916	0
Hallandale	0	0	0	0.0%	16,277	0
All Other	0	0	0	0.0%	31,981	0
Totals	19	669,489	272,986	40.8%	26,980	35,236

Source: CoStar Property®

RECENT DELIVERIES

Leased & Un-Leased SF in Deliveries Since 2001


Leased
Un-Leased
Millions of SF
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2001
2002
2003
2004
2005

Source: CoStar Property®

FUTURE DELIVERIES

Preleased & Un-Leased SF in Properties Scheduled to Deliver


Preleased
Un-Leased
Thousands of SF
450
400
350
300
250
200
150
100
50
0
2005 3q
2005 4q
2006 2q

Source: CoStar Property®

Broward County Office Market

INVENTORY & DEVELOPMENT

Historical Construction Starts & Deliveries

Square Footage Per Quarter Starting and Completing Construction


Construction Starts
Deliveries
Millions of SF
0.0
0.1
0.2
0.3
0.4
0.5
0.6
0.35
0.41
0.24
0.21
0.07
0.07
0.29
0.52
0.18
0.25
0.02
0.32
0.20
0.09
0.12
0.15
0.39
0.21
0.15
0.12
0.13
0.32
0.16
0.23
0.41
0.15
0.03
0.19
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Recent Deliveries by Project Size

Breakdown of Year-to-Date Development Based on RBA of Project

Building Size	# Bldgs	RBA	SF Leased	% Leased	Avg Rate	Single-Tenant	Multi-Tenant
< 50,000 SF	14	226,848	195,602	86.2%	$21.55	33,400	193,448
50,000 SF - 99,999 SF	0	0	0	0.0%	$0.00	0	0
100,000 SF - 249,999 SF	1	110,000	0	0.0%	$28.07	0	110,000
250,000 SF - 499,999 SF	0	0	0	0.0%	$0.00	0	0
>= 500,000 SF	0	0	0	0.0%	$0.00	0	0

Source: CoStar Property®

Recent Development by Tenancy

Based on RBA Developed for Single & Multi Tenant Use

2005 Deliveries



Currently Under Construction



Multi Single

Multi Single

Source: CoStar Property®

Existing Inventory Comparison

Based on Total RBA

By Class By Space Type


31%
26%
10%

Class A Class B Class C

Multi Single

Source: CoStar Property®



SELECT YEAR-TO-DATE DELIVERIES

Based on Project Square Footage

1. Cornerstone Two
Submarket: **Plantation**
RBA: **110,000**
Class: **A**
Occupied: **0%**
Quoted Rate: **$28.07**
Grnd Brk Date: **First Quarter 2004**
Deliv Date: **Second Quarter 2005**
Leasing Co: **Crimson Services, LLC**
Developer: **N/A**
Architect: **N/A**

2. Marina Mile Business Park: Bldg 2
Submarket: **Fort Lauderdale**
RBA: **43,826**
Class: **B**
Occupied: **100%**
Quoted Rate: **N/A**
Grnd Brk Date: **Second Quarter 2004**
Deliv Date: **First Quarter 2005**
Leasing Co: **First Florida Commercial Real Estat**
Developer: **N/A**
Architect: **N/A**

3. Lakeside @ Lyons/Bldg A
Submarket: **Pompano Beach**
RBA: **27,148**
Class: **B**
Occupied: **82%**
Quoted Rate: **$24.00**
Grnd Brk Date: **Third Quarter 2004**
Deliv Date: **Second Quarter 2005**
Leasing Co: **Leder Realty & Management Inc.**
Developer: **N/A**
Architect: **N/A**

4. 4851 W Hillsboro Blvd
Submarket: **Pompano Beach**
RBA: **20,400**
Class: **B**
Occupied: **89%**
Quoted Rate: **$28.57**
Grnd Brk Date: **Third Quarter 2004**
Deliv Date: **First Quarter 2005**
Leasing Co: **CB Richard Ellis**
Developer: **N/A**
Architect: **N/A**

5. University Place Bldg. C
Submarket: **Southwest Broward**
RBA: **18,740**
Class: **B**
Occupied: **100%**
Quoted Rate: **N/A**
Grnd Brk Date: **Second Quarter 2004**
Deliv Date: **Second Quarter 2005**
Leasing Co: **Key Real Estate Development Corp.**
Developer: **Key Real Estate Development Corp.**
Architect: **CLV Associates Inc.**

6. Center 21 City Real Estate Group
Submarket: **NW Broward/Coral Springs**
RBA: **17,800**
Class: **B**
Occupied: **100%**
Quoted Rate: **N/A**
Grnd Brk Date: **Third Quarter 2004**
Deliv Date: **First Quarter 2005**
Leasing Co: **N/A**
Developer: **Contractors Management Services, In**
Architect: **N/A**

7. Coral Springs Pet Resort and Medica
Submarket: **NW Broward/Coral Springs**
RBA: **15,600**
Class: **C**
Occupied: **100%**
Quoted Rate: **N/A**
Grnd Brk Date: **Third Quarter 2004**
Deliv Date: **First Quarter 2005**
Leasing Co: **N/A**
Developer: **Rc Development & Construction Corp.**
Architect: **N/A**

8. Triangle Professional Bldg
Submarket: **Southwest Broward**
RBA: **15,600**
Class: **B**
Occupied: **100%**
Quoted Rate: **N/A**
Grnd Brk Date: **Second Quarter 2004**
Deliv Date: **First Quarter 2005**
Leasing Co: **N/A**
Developer: **N/A**
Architect: **N/A**

9. B 4
Submarket: **Outlying Broward County**
RBA: **13,623**
Class: **B**
Occupied: **100%**
Quoted Rate: **N/A**
Grnd Brk Date: **Third Quarter 2004**
Deliv Date: **First Quarter 2005**
Leasing Co: **Florida Trust Realty Inc.**
Developer: **Coral Springs Professional Campus,**
Architect: **Synalovsi Gutierrez Romanik Archite**

10. B 5
Submarket: **Outlying Broward County**
RBA: **13,623**
Class: **B**
Occupied: **100%**
Quoted Rate: **N/A**
Grnd Brk Date: **Third Quarter 2003**
Deliv Date: **Second Quarter 2005**
Leasing Co: **Florida Trust Realty Inc.**
Developer: **Coral Springs Professional Campus,**
Architect: **Synalovsi Gutierrez Romanik Archite**

11. Lakeside @ Lyons/Bldg B
Submarket: **Pompano Beach**
RBA: **13,574**
Class: **B**
Occupied: **90%**
Quoted Rate: **$24.00**
Grnd Brk Date: **Third Quarter 2004**
Deliv Date: **Second Quarter 2005**
Leasing Co: **Leder Realty & Management Inc.**
Developer: **N/A**
Architect: **N/A**

12. A 10
Submarket: **Outlying Broward County**
RBA: **7,104**
Class: **B**
Occupied: **0%**
Quoted Rate: **$19.75**
Grnd Brk Date: **Third Quarter 2004**
Deliv Date: **First Quarter 2005**
Leasing Co: **Florida Trust Realty Inc.**
Developer: **Coral Springs Professional Campus,**
Architect: **Synalovsi Gutierrez Romanik Archite**

Source: CoStar Property®

Broward County Office Market

INVENTORY & DEVELOPMENT

Select Top Under Construction Properties

Based on Project Square Footage

1. Lake Shore Plaza
- Submarket: Sawgrass Park
- RBA: 147,665
- Class: A
- Preleased: 3%
- Quoted Rate: $26.82
- Grnd Brk Date: First Quarter 2005
- Deliv Date: Fourth Quarter 2005
- Leasing Co: Stiles Realty Company
- Developer: Stiles Construction Corporation
- Architect: Architecture 6400

2. Weston Pointe IV
- Submarket: Southwest Broward
- RBA: 97,178
- Class: A
- Preleased: 0%
- Quoted Rate: $27.57
- Grnd Brk Date: First Quarter 2005
- Deliv Date: Fourth Quarter 2005
- Leasing Co: Duke Realty Corporation
- Developer: Duke Realty Corporation
- Architect: Retzsch Lanao Caycedo

3. Atria - Bldg 2
- Submarket: Southwest Broward
- RBA: 58,238
- Class: B
- Preleased: 100%
- Quoted Rate: N/A
- Grnd Brk Date: First Quarter 2005
- Deliv Date: Fourth Quarter 2005
- Leasing Co: TrueQuest Realty Inc.
- Developer: Remos Building
- Architect: N/A

4. Atria - Bldg 1
- Submarket: Southwest Broward
- RBA: 56,214
- Class: B
- Preleased: 69%
- Quoted Rate: Negotiable
- Grnd Brk Date: Fourth Quarter 2004
- Deliv Date: Third Quarter 2005
- Leasing Co: TrueQuest Realty Inc.
- Developer: Remos Building
- Architect: N/A

5. Medarts In The Springs
- Submarket: NW Broward/Coral Springs
- RBA: 45,000
- Class: B
- Preleased: 73%
- Quoted Rate: Negotiable
- Grnd Brk Date: Second Quarter 2004
- Deliv Date: Third Quarter 2005
- Leasing Co: Syndicon Properties
- Developer: Syndicon Properties
- Architect: N/A

6. Banks Business Park - Bldg D
- Submarket: Pompano Beach
- RBA: 34,700
- Class: B
- Preleased: 18%
- Quoted Rate: Negotiable
- Grnd Brk Date: First Quarter 2005
- Deliv Date: Fourth Quarter 2005
- Leasing Co: Prefered Coral Springs I, Llc
- Developer: N/A
- Architect: N/A

7. Monarch Professional Centre: Phase
- Submarket: Southwest Broward
- RBA: 32,000
- Class: B
- Preleased: 100%
- Quoted Rate: N/A
- Grnd Brk Date: Fourth Quarter 2004
- Deliv Date: Third Quarter 2005
- Leasing Co: Front Street Capital Group
- Developer: N/A
- Architect: N/A

8. 100 N State Road 7
- Submarket: NW Broward/Coral Springs
- RBA: 26,000
- Class: B
- Preleased: 100%
- Quoted Rate: N/A
- Grnd Brk Date: Fourth Quarter 2004
- Deliv Date: Fourth Quarter 2005
- Leasing Co: N/A
- Developer: N/A
- Architect: N/A

9. Monarch Professional Centre: Phase
- Submarket: Southwest Broward
- RBA: 24,000
- Class: B
- Preleased: 100%
- Quoted Rate: N/A
- Grnd Brk Date: Fourth Quarter 2004
- Deliv Date: Third Quarter 2005
- Leasing Co: Front Street Capital Group
- Developer: N/A
- Architect: N/A

10. Atrio Real Corporate Plaza
- Submarket: Southwest Broward
- RBA: 22,111
- Class: B
- Preleased: 1%
- Quoted Rate: $38.57
- Grnd Brk Date: Second Quarter 2004
- Deliv Date: Second Quarter 2006
- Leasing Co: Gallagher Builders, Inc.
- Developer: Gallagher Builders, Inc.
- Architect: N/A

11. Nob Hill Professional Pavillion
- Submarket: Fort Lauderdale
- RBA: 22,000
- Class: C
- Preleased: 33%
- Quoted Rate: Negotiable
- Grnd Brk Date: Fourth Quarter 2004
- Deliv Date: Third Quarter 2005
- Leasing Co: Long Acre Leasing Co./ Plantation Pa
- Developer: N/A
- Architect: N/A

12. 4700 N Nob Hill Rd
- Submarket: Plantation
- RBA: 22,000
- Class: B
- Preleased: 100%
- Quoted Rate: N/A
- Grnd Brk Date: First Quarter 2005
- Deliv Date: Third Quarter 2005
- Leasing Co: Courtyard Property Management
- Developer: N/A
- Architect: N/A

13. 184th Plaza: Bldg I
- Submarket: Hollywood
- RBA: 20,000
- Class: B
- Preleased: 32%
- Quoted Rate: $28.57
- Grnd Brk Date: Second Quarter 2005
- Deliv Date: Fourth Quarter 2005
- Leasing Co: The Ireland Companies
- Developer: The Ireland Companies
- Architect: N/A

14. Building 2
- Submarket: Fort Lauderdale
- RBA: 18,000
- Class: B
- Preleased: 69%
- Quoted Rate: $21.50
- Grnd Brk Date: First Quarter 2005
- Deliv Date: Fourth Quarter 2005
- Leasing Co: B & B Interior Systems, Inc.
- Developer: N/A
- Architect: N/A

15. University Medical Campus
- Submarket: NW Broward/Coral Springs
- RBA: 12,888
- Class: B
- Preleased: 15%
- Quoted Rate: Negotiable
- Grnd Brk Date: First Quarter 2005
- Deliv Date: Fourth Quarter 2005
- Leasing Co: Total Real Estate Consultants, Inc.
- Developer: N/A
- Architect: N/A

Source: CoStar Property®

BROWARD COUNTY OFFICE MARKET



FIGURES AT A GLANCE

CLASS A MARKET STATISTICS

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net	YTD	Under	Quoted
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %	Absorption	Deliveries	Const SF	Rates
Commercial Blvd	0	0	0	0	0.0%	0	0	0	$0.00
Cypress Creek	24	2,257,724	316,313	363,082	16.1%	78,140	0	20,645	$23.91
Downtown Fort Lauderdale	21	4,163,341	769,127	816,392	19.6%	97,973	0	0	$26.84
Fort Lauderdale	4	441,917	128,408	128,408	29.1%	13,401	0	0	$22.66
Hallandale	0	0	0	0	0.0%	0	0	0	$0.00
Hollywood	2	335,132	36,416	37,110	11.1%	(1,553)	0	0	$27.35
NW Broward/Coral Springs	3	293,156	77,027	77,027	26.3%	(44,665)	0	0	$24.85
Outlying Broward County	2	89,114	0	0	0.0%	0	0	0	$0.00
Plantation	14	1,957,439	178,121	178,121	9.1%	17,839	110,000	0	$25.17
Pompano Beach	3	329,954	22,430	22,430	6.8%	(991)	0	0	$23.77
Sawgrass Park	13	1,596,032	129,917	163,121	10.2%	35,730	0	147,665	$25.38
Southwest Broward	20	1,933,073	111,891	136,424	7.1%	62,671	0	97,178	$26.36
Totals	106	13,396,882	1,769,650	1,922,115	14.3%	258,545	110,000	265,488	$25.55

Source: CoStar Property®

CLASS B MARKET STATISTICS

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net	YTD	Under	Quoted
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %	Absorption	Deliveries	Const SF	Rates
Commercial Blvd	14	421,900	45,643	45,643	10.8%	4,541	0	0	$15.79
Cypress Creek	71	3,829,546	608,649	616,096	16.1%	138,729	0	0	$20.01
Downtown Fort Lauderdale	71	2,543,094	146,559	146,559	5.8%	12,846	0	0	$27.55
Fort Lauderdale	75	2,781,653	295,288	295,288	10.6%	182,499	43,826	18,000	$20.46
Hallandale	6	397,868	11,350	11,350	2.9%	17,483	0	0	$21.96
Hollywood	71	2,219,693	215,719	215,719	9.7%	52,350	0	20,000	$23.08
NW Broward/Coral Springs	64	1,552,309	110,944	110,944	7.1%	21,904	17,800	94,738	$22.47
Outlying Broward County	21	239,319	38,552	38,552	16.1%	35,810	48,558	0	$19.78
Plantation	92	2,795,247	254,596	258,160	9.2%	63,936	0	22,000	$19.97
Pompano Beach	91	2,726,047	242,329	242,329	8.9%	89,376	61,122	34,700	$19.73
Sawgrass Park	19	873,111	75,094	88,844	10.2%	(16,175)	0	0	$20.06
Southwest Broward	94	2,327,012	153,702	153,702	6.6%	156,425	39,942	192,563	$25.00
Totals	689	22,706,799	2,198,425	2,223,186	9.8%	759,724	211,248	382,001	$21.26

Source: CoStar Property®

COSTAR GROUP

BROWARD COUNTY OFFICE MARKET

FIGURES AT A GLANCE

CLASS C MARKET STATISTICS

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net Absorption	YTD Deliveries	Under Const SF	Quoted Rates
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %				
Commercial Blvd	34	733,005	171,453	171,453	23.4%	(12,710)	0	0	$15.49
Cypress Creek	62	1,178,943	60,986	60,986	5.2%	9,465	0	0	$18.94
Downtown Fort Lauderdale	149	1,381,238	41,711	41,711	3.0%	34,815	0	0	$23.61
Fort Lauderdale	270	3,047,068	150,751	150,751	4.9%	2,275	0	22,000	$18.71
Hallandale	56	611,333	30,375	30,375	5.0%	2,792	0	0	$17.95
Hollywood	155	1,923,368	144,372	144,372	7.5%	(27,336)	0	0	$22.68
NW Broward/Coral Springs	89	1,876,024	71,659	71,659	3.8%	11,782	15,600	0	$19.54
Outlying Broward County	4	20,295	0	0	0.0%	0	0	0	$0.00
Plantation	128	2,058,366	113,486	117,441	5.7%	101,357	0	0	$18.03
Pompano Beach	156	2,189,762	129,215	129,215	5.9%	63,067	0	0	$19.33
Sawgrass Park	6	191,919	26,509	26,509	13.8%	(130)	0	0	$19.68
Southwest Broward	52	675,788	16,498	16,498	2.4%	4,445	0	0	$24.36
Totals	1,161	15,887,109	957,015	960,970	6.0%	189,772	15,600	22,000	$19.27

Source: CoStar Property®

TOTAL OFFICE MARKET STATISTICS

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net Absorption	YTD Deliveries	Under Const SF	Quoted Rates
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %				
Commercial Blvd	48	1,154,905	217,096	217,096	18.8%	(8,169)	0	0	$15.57
Cypress Creek	157	7,266,213	985,948	1,040,164	14.3%	226,334	0	20,645	$21.55
Downtown Fort Lauderdale	241	8,087,673	967,397	1,004,662	12.4%	145,634	0	0	$26.68
Fort Lauderdale	349	6,270,638	574,447	574,447	9.2%	198,175	43,826	40,000	$20.49
Hallandale	62	1,009,201	41,725	41,725	4.1%	20,275	0	0	$19.21
Hollywood	228	4,478,193	396,507	397,201	8.9%	23,461	0	20,000	$23.37
NW Broward/Coral Springs	156	3,721,489	259,630	259,630	7.0%	(11,029)	33,400	94,738	$22.24
Outlying Broward County	27	348,728	38,552	38,552	11.1%	35,810	48,558	0	$19.78
Plantation	234	6,811,052	546,203	559,722	8.1%	183,132	110,000	22,000	$20.97
Pompano Beach	250	5,245,763	393,974	393,974	7.5%	151,452	61,122	34,700	$19.77
Sawgrass Park	38	2,661,062	231,520	278,474	10.5%	19,425	0	147,655	$23.11
Southwest Broward	166	4,935,873	282,091	306,624	6.2%	223,541	39,942	289,741	$25.60
Totals	1,956	51,990,790	4,925,090	5,106,271	9.8%	1,208,041	336,048	669,489	$22.57

Source: CoStar Property®

Broward County Office Market

FIGURES AT A GLANCE

Class A Market Statistics

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net Absorption	YTD Deliveries	Under Const SF	Quoted Rates
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %				
CBD	21	4,163,341	769,127	816,392	19.6%	97,973	0	0	$26.84
Suburban	85	9,233,541	1,000,523	1,105,723	12.0%	160,572	110,000	265,488	$24.82
Totals	106	13,396,882	1,769,650	1,922,115	14.3%	258,545	110,000	265,488	$25.55

Source: CoStar Property®

Class B Market Statistics

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net Absorption	YTD Deliveries	Under Const SF	Quoted Rates
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %				
CBD	71	2,543,094	146,559	146,559	5.8%	12,846	0	0	$27.55
Suburban	618	20,163,705	2,051,866	2,076,627	10.3%	746,878	211,248	382,001	$20.90
Totals	689	22,706,799	2,198,425	2,223,186	9.8%	759,724	211,248	382,001	$21.26

Source: CoStar Property®

Class C Market Statistics

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net Absorption	YTD Deliveries	Under Const SF	Quoted Rates
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %				
CBD	149	1,381,238	41,711	41,711	3.0%	34,815	0	0	$23.51
Suburban	1,012	14,505,871	915,304	919,259	6.3%	154,957	15,600	22,000	$18.95
Totals	1,161	15,887,109	957,015	960,970	6.0%	189,772	15,600	22,000	$19.27

Source: CoStar Property®

Class A & B Market Statistics

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net Absorption	YTD Deliveries	Under Const SF	Quoted Rates
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %				
CBD	92	6,706,435	915,686	962,951	14.4%	110,819	0	0	$26.93
Suburban	703	29,397,246	3,052,389	3,182,350	10.8%	907,450	321,248	647,489	$22.40
Totals	795	36,103,681	3,968,075	4,145,301	11.5%	1,018,269	321,248	647,489	$23.32

Source: CoStar Property®

Total Office Market Statistics

Mid-Year 2005

Market	Existing Inventory		Vacancy			YTD Net Absorption	YTD Deliveries	Under Const SF	Quoted Rates
	# Bldgs	Total RBA	Direct SF	Total SF	Vac %				
CBD	241	8,087,673	957,397	1,004,662	12.4%	145,634	0	0	$26.68
Suburban	1,715	43,903,117	3,967,693	4,101,609	9.3%	1,062,407	336,848	669,489	$21.69
Totals	1,956	51,990,790	4,925,090	5,106,271	9.8%	1,208,041	336,848	669,489	$22.57

Source: CoStar Property®

COSTAR GROUP

BROWARD COUNTY OFFICE MARKET

FIGURES AT A GLANCE

CLASS A MARKET STATISTICS

Mid-Year 2005

Period	Existing Inventory		Vacancy			Net	Deliveries		UC Inventory		Quoted
	# Blds	Total RBA	Direct SF	Total SF	Vac %	Absorption	# Blds	Total RBA	# Blds	Total RBA	Rates
2005 2q	106	13,396,882	1,769,650	1,922,115	14.3%	111,888	1	110,000	5	265,488	$25.55
2005 1q	105	13,286,882	1,781,316	1,924,003	14.5%	146,657	0	0	6	375,488	$25.35
2004 4q	105	13,286,882	1,906,422	2,070,660	15.6%	221,932	2	119,875	1	110,000	$25.21
2004 3q	103	13,167,007	1,959,483	2,172,717	16.5%	201,031	3	193,078	3	229,875	$24.98
2004 2q	100	12,973,929	1,907,515	2,180,670	16.8%	276,983	1	4,524	6	422,953	$24.86
2004 1q	99	12,969,405	2,215,336	2,453,129	18.9%	(31,177)	2	94,265	7	427,477	$24.55
2003 4q	97	12,875,140	2,060,844	2,327,687	18.1%	95,842	0	0	5	237,343	$24.54
2003 3q	97	12,875,140	2,155,877	2,423,529	18.8%	127,455	0	0	4	230,965	$24.39
2003 2q	97	12,875,140	2,164,503	2,550,984	19.8%	127,924	2	175,910	3	190,137	$24.17
2003 1q	95	12,699,830	2,085,288	2,503,598	19.7%	327,097	4	122,647	5	365,447	$24.13
2002 4q	91	12,577,183	2,220,392	2,708,048	21.5%	28,398	1	408,549	8	434,657	$24.23
2002 3q	90	12,168,634	1,901,762	2,327,897	19.1%	184,173	1	46,166	7	696,506	$24.55
2002 2q	89	12,122,468	1,981,426	2,465,904	20.3%	156,162	1	100,000	7	731,982	$24.10
2002 1q	88	12,022,468	2,035,917	2,522,066	21.0%	155,017	1	98,000	5	767,715	$23.94
2001	87	11,924,468	2,019,132	2,579,083	21.6%	413,765	15	1,712,948	4	652,715	$23.77
2000	72	10,211,520	1,049,345	1,279,900	12.5%	736,338	9	1,017,515	15	1,712,948	$23.66

Source: CoStar Property®

CLASS B MARKET STATISTICS

Mid-Year 2005

Period	Existing Inventory		Vacancy			Net	Deliveries		UC Inventory		Quoted
	# Blds	Total RBA	Direct SF	Total SF	Vac %	Absorption	# Blds	Total RBA	# Blds	Total RBA	Rates
2005 2q	689	22,706,799	2,198,425	2,223,186	9.8%	380,168	6	78,687	13	382,001	$21.26
2005 1q	684	22,628,112	2,446,935	2,504,862	11.1%	379,556	8	132,561	16	429,838	$21.25
2004 4q	676	22,495,551	2,578,265	2,767,828	12.3%	199,484	10	110,378	19	416,573	$21.14
2004 3q	666	22,385,173	2,715,696	2,840,963	12.7%	249,320	9	125,196	25	388,737	$21.02
2004 2q	657	22,259,977	2,738,490	2,965,087	13.3%	159,180	8	120,442	26	401,578	$20.69
2004 1q	650	22,237,555	2,849,169	3,101,845	13.9%	163,865	6	98,700	28	367,023	$20.52
2003 4q	645	22,173,740	2,942,799	3,201,895	14.4%	216,301	5	135,322	24	358,744	$20.73
2003 3q	640	22,038,418	2,989,320	3,282,874	14.9%	358,549	6	88,442	22	376,566	$20.68
2003 2q	634	21,949,976	3,219,847	3,552,981	16.2%	19,618	8	142,763	15	301,764	$20.09
2003 1q	626	21,807,213	3,104,286	3,429,836	15.7%	153,384	9	115,584	22	424,527	$19.99
2002 4q	617	21,691,629	2,977,503	3,467,636	16.0%	30,807	4	110,535	24	426,612	$19.75
2002 3q	613	21,581,094	2,859,689	3,387,908	15.7%	(41,410)	2	28,742	20	408,403	$19.94
2002 2q	611	21,552,352	2,933,027	3,314,726	15.4%	134,256	8	80,090	19	376,145	$19.76
2002 1q	603	21,472,262	3,060,307	3,368,892	15.7%	96,292	12	308,740	22	284,826	$19.81
2001	591	21,163,522	2,860,337	3,156,444	14.9%	596,427	26	1,615,385	28	459,046	$20.17
2000	565	19,548,137	1,982,747	2,137,486	10.9%	626,352	27	740,648	28	1,774,245	$19.95

Source: CoStar Property®

TOTAL OFFICE MARKET STATISTICS

Mid-Year 2005

Period	Existing Inventory		Vacancy			Net	Deliveries		UC Inventory		Quoted
	# Blds	Total RBA	Direct SF	Total SF	Vac %	Absorption	# Blds	Total RBA	# Blds	Total RBA	Rates
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Source: CoStar Property®

Broward County Office Market

LEASING ACTIVITY

Historical Rental Rates

Based on Full-Service Equivalent Rental Rates


Class A
Class B
Class C
Total Market
$28.00
$26.00
$24.00
$22.00
$20.00
$18.00
$16.00
Dollars/SF/Year

Source: CoStar Property®

Vacancy by Available Space Type

Percent of All Vacant Space in Direct vs. Sublet

Broward County

United States

Direct Sublet

Direct Sublet

Source: CoStar Property®

Vacancy by Class

Percent of All Vacant Space by Class

Broward County


19%
43%
38%

United States


14%
43%
43%

Class A Class B Class C

Class A Class B Class C

Source: CoStar Property®

U.S. Rental Rate Comparison

Based on Full-Service Equivalent Rental Rates


Broward County
United States
$23.00
$22.00
$21.00
$20.00
$19.00
$18.00
$17.00
$16.00
Dollars/SF/Year
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Future Space Available

Space Scheduled to be Available for Occupancy*


0.22
0.20
0.02
0.17
Millions
2005 3q
2005 4q
2006 1q
2006 2q
2006 3q
2006 4q

* Includes Under Construction Spaces Source: CoStar Property®

BROWARD COUNTY OFFICE MARKET

LEASING ACTIVITY

SELECT TOP OFFICE LEASES Based on Leased Square Footage For Deals Signed in 2005

	Building	Submarket	SF	Qtr	Tenant Name	Tenant Rep Company	Landlord Rep Company
1	Sheridan Plaza	Hollywood	47,604	1st	LA Fitness	Equity One Sheridan Plaza LLC	Colliers International USA
2	Bldg E	Sawgrass Park	39,813	2nd	undisclosed	N/A	America's Capital Partners
3	Atlantech Tower	Fort Lauderdale	33,800	1st	CorSolutions, Inc.	CB Richard Ellis	Crimson Services, LLC
4	Lucent Technologies-CALA Facilities	Southwest Broward	23,500	1st	undisclosed	N/A	CB Richard Ellis
5	E.D.S. Bldg	Southwest Broward	21,933	2nd	undisclosed	Julien J. Studley, Inc.	Liberty Property Trust
6	New River Center	Downtown Fort Lauderdale	18,720	2nd	Stearns Weaver Miller Weissler, et al	N/A	CB Richard Ellis
7	350 Jim Moran Blvd	Pompano Beach	16,000	1st	undisclosed	N/A	Morris Southeast Group, Inc.
8	Sawgrass Pointe	Sawgrass Park	15,420	1st	Xerox	Jones Lang LaSalle Americas, Inc.	Direct Deal
9	Bldg F	Commercial Blvd	13,616	2nd	N/A	N/A	Aboodi Wood-Fay Real Estate Group/TC
10	Cypress Financial Center	Cypress Creek	12,302	2nd	Ace Mortgage	N/A	Jones Lang LaSalle Americas, Inc.
11	350 Jim Moran Blvd	Pompano Beach	12,238	1st	Communications Consultings Group	Direct Deal	Morris Southeast Group, Inc.
12	Professional Center at Walnut Creek Plaza	Hollywood	11,946	2nd	N/A	N/A	Kenneth Weston & Associates
13	Crossroads 1*	Plantation	9,000	1st	Aetna Inc.	Jones Lang LaSalle Americas, Inc.	Premier Commercial Realty, Inc.
14	Springtree Country Club Plaza	Plantation	9,000	1st	City of Sunrise	N/A	N/A
15	Emerald Hills Plaza II	Hollywood	8,873	1st	Managed Care Solutions	Properties Group	Properties Group
16	2924 Davie Rd	Plantation	8,750	1st	Wasserstrom Giuliani, P.A.	N/A	N/A
17	EVS Enterprises	Pompano Beach	8,727	1st	N/A	N/A	CB Richard Ellis
18	International Bldg	Fort Lauderdale	8,467	1st	Spirit Incentives	N/A	CB Richard Ellis
19	311 N State Road 7	Fort Lauderdale	8,328	1st	N/A	N/A	CB Richard Ellis
20	Radice Corporate Center III	Cypress Creek	8,300	2nd	N/A	N/A	Trammell Crow Company
21	Concorde Plaza	Southwest Broward	8,000	1st	N/A	N/A	Horizon Properties
22	3050 Universal Blvd	Southwest Broward	7,948	1st	N/A	N/A	ComReal Fort Lauderdale
23	Presidential Circle	Hollywood	7,917	2nd	Koch Reiss CPA	N/A	Trammell Crow Company
24	SunTrust Center	Downtown Fort Lauderdale	7,908	1st	Esquire Deposition Services, LLC	N/A	N/A
25	888 E Las Olas Blvd	Downtown Fort Lauderdale	7,850	2nd	N/A	N/A	Las Olas Company
26	University Medical Arts Building South	NW Broward/Coral Springs	7,722	2nd	N/A	N/A	Butters Realty & Management
27	17th Street Quay Bldg A	Downtown Fort Lauderdale	7,711	1st	N/A	N/A	Petruzzelli Real Estate
28	Sawgrass Pointe	Sawgrass Park	7,677	1st	Leiby, Stearns, Linkhorst & Roberts, P.A.	N/A	Duke Realty Corporation
29	Weston Professional Centre	Southwest Broward	7,550	2nd	G Med	N/A	Sperry Van Ness Commercial Realty
30	1700 Spectrum - Bldg A	Cypress Creek	7,413	1st	N/A	N/A	CB Richard Ellis
31	Huntington Square III	Southwest Broward	7,144	2nd	N/A	N/A	Liberty Property Trust
32	Professional Center at Walnut Creek Plaza	Hollywood	6,946	2nd	N/A	N/A	Kenneth Weston & Associates
33	Bldg 6	Hollywood	6,903	1st	N/A	N/A	Taft Offices Management
34	Monarch Gardens	Southwest Broward	6,900	1st	N/A	N/A	Dubner Properties, LLC
35	3801 W Hillsboro Blvd*	Pompano Beach	6,790	2nd	eDiets.com, Inc.	N/A	Studley
36	Plantation Pavilion*	Plantation	6,600	1st	Dental Specialty Center	N/A	N/A
37	Bldg II	Cypress Creek	6,586	2nd	N/A	N/A	Cushman & Wakefield, Inc.
38	1415 W Cypress Creek Rd	Cypress Creek	6,500	1st	N/A	N/A	Commercial Property Realty Advisors
39	Pembroke Falls Business Park	Southwest Broward	6,332	1st	N/A	N/A	CB Richard Ellis
40	Causeway Corporate Centre	Downtown Fort Lauderdale	6,236	2nd	N/A	Direct Deal	Halliday Group Realty Advisors

Source: CoStar Property®
* Renewal

Broward County Office Market



SALES ACTIVITY

The Optimist Sales Index

Average of Two Highest Price/SF's and Two Lowest Cap Rates Per Quarter


Cap Rate
Price/SF
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Cap Rate Percentage
$350
$300
$250
$200
$150
$100
$50
$0
Dollars/SF
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q

Source: CoStar COMPS®

Sales Volume & Price

Based on Office Building Sales of 15,000 SF and Larger


Sales Volume
Price/SF
$350
$300
$250
$200
$150
$100
$50
$0
Millions of Sales Volume Dollars
$140
$120
$100
$80
$60
$40
$20
$0
Price/SF

Source: CoStar COMPS®

Sales Analysis by Building Size

Based on Office Building Sales From April 2004 - March 2005



Bldg Size	#	RBA	$ Volume	Price/SF	Cap Rate
< 50,000 SF	139	1,674,887	$ 225,206,820	$ 134.46	8.34%
50K-249K SF	27	2,517,619	$ 301,541,285	$ 119.77	8.85%
250K-499K SF	4	1,531,306	$ 303,985,000	$ 198.51	7.75%
>500K SF	-	-	-	$ -	-

Source: CoStar COMPS®

U.S. Price/SF Comparison

Based on Office Building Sales of 15,000 SF and Larger


Broward County
US
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
Dollars per SF
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q

Source: CoStar COMPS®

U.S. Cap Rate Comparison

Based on Office Building Sales of 15,000 SF and Larger


Broward County
US
11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
Cap Rate Percentage
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q

Source: CoStar COMPS®



Broward County Office Market

SALES ACTIVITY

Select Top Sales

Based on Sales from April 2004 Through March 2005

1. Las Olas Centre I



Fort Lauderdale

Price:	$138,235,000
Price/SF:	$294.84
Cap Rate:	6.74%
RBA:	468,843
Date:	11/24/2004
Year Built:	1997
Buyer:	CRT Properties, Inc.
Seller:	ELO Associates II LTD
Serial:	037858

2. American Express



Fort Lauderdale

Price:	$63,000,000
Price/SF:	$167.40
Cap Rate:	N/A
RBA:	376,348
Date:	12/17/2004
Year Built:	1976
Buyer:	Inland Western Retail Real Estate T
Seller:	American Express
Serial:	037896

3. Corporate Center



Fort Lauderdale

Price:	$42,000,000
Price/SF:	$120.68
Cap Rate:	10.32%
RBA:	348,026
Date:	8/6/2004
Year Built:	1982
Buyer:	Parmenter Corporate Center LP, LLLP
Seller:	One Corporate Center, L.P.
Serial:	037895

4. Preferred Exchange Tower



Coral Springs

Price:	$33,500,000
Price/SF:	$164.98
Cap Rate:	7.5%
RBA:	203,056
Date:	3/15/2005
Year Built:	1985
Buyer:	Cabot North University Drive Acquis
Seller:	Preferred Coral Springs I, LLC
Serial:	037848

5. Trade Centre South



Fort Lauderdale

Price:	$29,150,000
Price/SF:	$135.55
Cap Rate:	7.54%
RBA:	215,049
Date:	6/24/2004
Year Built:	1986
Buyer:	Tricony Trade Centre South, LLC
Seller:	Trade Centre Complex , LP
Serial:	097902

6. Miramar Centre I



Miramar

Price:	$17,800,000
Price/SF:	$187.98
Cap Rate:	6.65%
RBA:	94,691
Date:	6/15/2004
Year Built:	2001
Buyer:	Metropolitan Life Insurance Company
Seller:	Miramar Office A, LP
Serial:	040300

7. [illegible]



[illegible]

Price:	$16,150,000
Price/SF:	$201.88
Cap Rate:	9.5%
RBA:	80,000
Date:	10/7/2004
Year Built:	2000
Buyer:	Cypress Creek Holding, LLC
Seller:	ACP Office I, LLC
Serial:	070572

8. Cypress Centre



Fort Lauderdale

Price:	$15,265,000
Price/SF:	$122.65
Cap Rate:	N/A
RBA:	124,462
Date:	9/28/2004
Year Built:	1985
Buyer:	CYP Owner, LLC
Seller:	Cypress Centre, LLC.
Serial:	037865

9. [illegible]



[illegible]

Price:	$15,000,000
Price/SF:	$118.24
Cap Rate:	8.26%
RBA:	126,865
Date:	8/30/2004
Year Built:	1977
Buyer:	Mercede Realty Associates, LLC
Seller:	Mercede Executive Park LLC
Serial:	037855

Source: CoStar COMPS®

BROWARD COUNTY OFFICE MARKET



SALES ACTIVITY

SELECT SAME BUILDING SALES

Based On Recent Building Sales Compared to Prior Sale



Interstate Commerce Center I		Most Recent Sale		Sale Prior to Most Recent Sale	
Address:	1640 W Oakland Park Blvd	Price:	$3,175,000	Price:	$2,250,000
City:	Oakland Park	Price/SF:	$121.03	Price/SF:	$85.77
RBA:	26,233	Cap Rate:	8.45%	Cap Rate:	N/A
Year Built:	1985	Date:	12/16/2002	Date:	12/17/2001
Tot $ Return:	$925,000	Buyer:	Blanco Interstate Center LLC	Buyer:	Interstate Commerce of Flori
Tot % Return:	41%	Seller:	Interstate Commerce of Flori	Seller:	Interstate West Properties L
Ann.Return:	41%	Brokers:	American Network Real Estate	Brokers:	N/A
Months Held:	12				



Centre Point Professional Bl		Most Recent Sale		Sale Prior to Most Recent Sale	
Address:	4000 N State Road 7	Price:	$3,150,000	Price:	$1,887,500
City:	Lauderdale Lakes	Price/SF:	$83.33	Price/SF:	$49.93
RBA:	37,800	Cap Rate:	N/A	Cap Rate:	N/A
Year Built:	1975	Date:	2/28/2005	Date:	8/12/2002
Tot $ Return:	$1,262,500	Buyer:	Lauderdale Lakes Office Corp	Buyer:	Lauderdale Office Center, In
Tot % Return:	67%	Seller:	Lauderdale Office Center, In	Seller:	Centre Pointe Partners LC
Ann.Return:	26%	Brokers:	N/A	Brokers:	N/A
Months Held:	31				



1900 N Commerce Pkwy		Most Recent Sale		Sale Prior to Most Recent Sale	
Address:	1900 N Commerce Pkwy	Price:	$1,120,000	Price:	$940,000
City:	Weston	Price/SF:	$219.61	Price/SF:	$184.31
RBA:	5,100	Cap Rate:	N/A	Cap Rate:	N/A
Year Built:	1999	Date:	3/31/2005	Date:	4/2/2003
Tot $ Return:	$180,000	Buyer:	1900 North Commerce, LLC	Buyer:	Optimum Business Ltd
Tot % Return:	19%	Seller:	Optimum Business Ltd	Seller:	East Trading Center LLC
Ann.Return:	10%	Brokers:	Doral Isles Realty The Keyes Co., Pembroke Pine	Brokers:	N/A
Months Held:	24				

Oakridge Bldg		Most Recent Sale		Sale Prior to Most Recent Sale	
Address:	2734 E Oakland Park Blvd	Price:	$910,000	Price:	$675,000
City:	Fort Lauderdale	Price/SF:	$159.65	Price/SF:	$118.42
RBA:	5,700	Cap Rate:	N/A	Cap Rate:	9.27%
Year Built:	1971	Date:	5/18/2004	Date:	4/8/2003
Tot $ Return:	$235,000	Buyer:	A.T.Z.B., Inc	Buyer:	Oakland Park Properties LLC
Tot % Return:	35%	Seller:	Oakland Park Properties, LLC	Seller:	Simply Irresistible, Inc.
Ann.Return:	32%	Brokers:	The Keyes Co., Pompano Beach	Brokers:	Keyes Company Topmiller Realty
Months Held:	13				

SELECT LAND SALES

Based on Commercially Zoned Land Sales Occurring From April 2004 - March 2005

E NW 208th Ave/ N Pines Blvd, Pembroke Pines	
Sale Price:	$16,000,000
Acres:	42.95
Price/SF:	$8.55
Closing Date:	11/19/2004
Zoning:	PUD, Pembroke Pines
Intended Use:	Office/Warehouse Site
Buyer:	CT Investors Group, LLC
Seller:	Chapel Trail Associates, LTD.

NW SW 8th St/Cypress Rd, Pompano Beach	
Sale Price:	$15,500,000
Acres:	30.36
Price/SF:	$11.72
Closing Date:	01/07/2005
Zoning:	B-2/PCI, Pompano Bch
Intended Use:	B-2/PCI Zoned Acreage
Buyer:	Cypress Grove, LLC
Seller:	Arma, Inc.

E of NW 165th St/N of Pines Blvd, Pembroke Pin	
Sale Price:	$13,000,000
Acres:	22.00
Price/SF:	$13.57
Closing Date:	08/20/2004
Zoning:	B-3, Pembroke Pines
Intended Use:	B-3 Zoned Acreage
Buyer:	GKK-Pines, Ltd.
Seller:	Chrysler Realty Company, LLC

2210 N Atlantic Blvd, Fort Lauderdale	
Sale Price:	$10,600,000
Acres:	2.69
Price/SF:	$90.46
Closing Date:	11/24/2004
Zoning:	RMH-60, Ft Lauderdal
Intended Use:	Hotel Site
Buyer:	Fairwinds on the Ocean, LLC.
Seller:	Ireland's Inn

SE cnr NW 62nd Ave/W Sample Rd, Coral Springs	
Sale Price:	$10,220,100
Acres:	25.56
Price/SF:	$9.18
Closing Date:	03/22/2005
Zoning:	B-2, Coral Springs
Intended Use:	Retail/Office Center Site
Buyer:	MPG Terrapin, Ltd.
Seller:	Terrapin Station Limited Partnershi

SW cnr, SW 145 Ave/Pembroke Rd, Miramar	
Sale Price:	$9,500,000
Acres:	42.00
Price/SF:	$5.19
Closing Date:	08/24/2004
Zoning:	PID, Miramar
Intended Use:	Office Park Site
Buyer:	Rockefeller Center Management Corp.
Seller:	Arthur D. Weiss, Tr.

Source: CoStar COMPS®

COSTAR GROUP

BROWARD COUNTY OFFICE MARKET

COMMERCIAL BLVD MARKET

MARKET HIGHLIGHTS – CLASS "A, B & C"

DELIVERIES, ABSORPTION & VACANCY Historical Analysis, All Classes


Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
0.040
0.020
0.000
(0.020)
(0.040)
(0.060)
(0.080)
(0.100)
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

VACANT SPACE

Historical Analysis, All Classes


Direct SF
Sublet SF
Millions SF
0.25
0.20
0.15
0.10
0.05
0.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

QUOTED RENTAL RATES

Historical Analysis, All Classes


Dollars/SF/Year
$16.00
$15.50
$15.00
$14.50
$14.00
$13.50
$13.00
$12.50
$12.00
$11.50
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Period	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	48	1,154,905	217,096	18.8%	(2,640)	0	0	0	0	$15.57
2005 1q	48	1,154,905	214,456	18.6%	(5,529)	0	0	0	0	$13.81
2004 4q	48	1,154,905	208,927	18.1%	8,193	0	0	0	0	$13.84
2004 3q	48	1,154,905	217,120	18.8%	2,702	0	0	0	0	$13.93
2004 2q	48	1,154,905	219,822	19.0%	(81,562)	0	0	0	0	$13.95
2004 1q	48	1,154,905	138,260	12.0%	17,381	0	0	0	0	$13.06
2003 4q	48	1,154,905	155,641	13.5%	(37,165)	0	0	0	0	$12.56
2003 3q	48	1,154,905	118,476	10.3%	(28,044)	0	0	0	0	$17.57
2003 2q	48	1,154,905	90,432	7.8%	(4,660)	0	0	0	0	$18.36
2003 1q	48	1,154,905	85,772	7.4%	24,191	0	0	0	0	$15.47
2002 4q	48	1,154,905	109,963	9.5%	14,367	0	0	0	0	$15.79
2002 3q	48	1,154,905	124,330	10.8%	2,694	0	0	0	0	$15.55
2002 2q	48	1,154,905	127,024	11.0%	(3,466)	0	0	0	0	$14.57
2002 1q	48	1,154,905	123,558	10.7%	29,840	0	0	0	0	$14.26
2001 4q	48	1,154,905	153,398	13.3%	988	0	0	0	0	$14.19
2001 3q	48	1,154,905	154,386	13.4%	(29,668)	0	0	0	0	$13.69

Source: CoStar Property®

Broward County Office Market

Cypress Creek Market

MARKET HIGHLIGHTS – CLASS "A, B & C"

Deliveries, Absorption & Vacancy Historical Analysis, All Classes


Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
0.250
0.200
0.150
0.100
0.050
0.000
(0.050)
(0.100)
(0.150)
(0.200)
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Vacant Space

Historical Analysis, All Classes


Direct SF
Sublet SF
Millions SF
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Quoted Rental Rates

Historical Analysis, All Classes


Dollars/SF/Year
$22.00
$21.90
$21.80
$21.70
$21.60
$21.50
$21.40
$21.30
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Period	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	157	7,266,213	1,040,164	14.3%	64,735	0	0	3	20,645	$21.55
2005 1q	157	7,266,213	1,085,094	14.9%	161,599	0	0	3	20,645	$21.93
2004 4q	157	7,266,213	1,246,693	17.2%	152,089	0	0	0	0	$21.70
2004 3q	157	7,266,213	1,398,782	19.3%	(4,252)	1	6,378	0	0	$21.68
2004 2q	156	7,259,835	1,388,152	19.1%	59,744	1	4,524	1	6,378	$21.63
2004 1q	155	7,255,311	1,443,372	19.9%	80,477	0	0	2	10,902	$21.88
2003 4q	155	7,255,311	1,523,849	21.0%	(22,260)	0	0	1	6,378	$21.92
2003 3q	155	7,255,311	1,501,589	20.7%	206,667	0	0	0	0	$21.85
2003 2q	155	7,255,311	1,708,256	23.5%	26,848	1	115,310	0	0	$21.09
2003 1q	154	7,140,001	1,619,794	22.7%	(55,221)	4	35,345	1	115,310	$20.61
2002 4q	150	7,104,656	1,529,225	21.5%	47,962	0	0	5	150,655	$21.05
2002 3q	150	7,104,656	1,577,187	22.2%	(170,590)	0	0	5	150,655	$21.21
2002 2q	150	7,104,656	1,406,597	19.8%	93,998	1	100,000	4	139,965	$21.46
2002 1q	149	7,004,656	1,400,595	20.0%	(83,410)	1	48,880	3	225,698	$21.18
2001 4q	148	6,955,776	1,268,305	18.2%	15,197	0	0	2	148,880	$21.48
2001 3q	148	6,955,776	1,283,502	18.5%	(331,126)	1	47,400	2	148,880	$21.44

Source: CoStar Property®

Broward County Office Market

DOWNTOWN FORT LAUDERDALE MARKET

MARKET HIGHLIGHTS – CLASS "A, B & C"

Deliveries, Absorption & Vacancy Historical Analysis, All Classes


Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Vacant Space

Historical Analysis, All Classes


Direct SF
Sublet SF
Millions SF
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Quoted Rental Rates

Historical Analysis, All Classes


Dollars/SF/Year
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Period	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	241	8,087,673	1,004,662	12.4%	108,945	0	0	0	0	$26.58
2005 1q	241	8,087,673	1,113,607	13.8%	36,689	0	0	0	0	$26.04
2004 4q	241	8,087,673	1,166,267	14.4%	104,958	1	50,000	0	0	$26.36
2004 3q	240	8,037,673	1,205,254	15.0%	(61,233)	0	0	1	50,000	$26.10
2004 2q	240	8,037,673	1,141,021	14.2%	(64,569)	0	0	1	50,000	$26.15
2004 1q	241	8,135,693	1,184,472	14.6%	(20,517)	1	7,000	1	50,000	$26.50
2003 4q	241	8,163,578	1,191,840	14.6%	34,818	1	54,000	2	57,000	$25.81
2003 3q	240	8,109,578	1,172,658	14.5%	90,630	0	0	3	111,000	$25.81
2003 2q	240	8,109,578	1,263,288	15.6%	(30,223)	0	0	3	111,000	$25.19
2003 1q	240	8,109,578	1,233,065	15.2%	43,797	0	0	3	111,000	$25.40
2002 4q	240	8,109,578	1,276,862	15.7%	(35,801)	1	408,549	2	104,000	$25.55
2002 3q	241	7,726,829	867,312	11.2%	98,894	1	46,166	3	512,549	$25.29
2002 2q	240	7,679,663	920,040	12.0%	14,136	0	0	4	558,715	$24.91
2002 1q	240	7,679,663	934,176	12.2%	(54,683)	0	0	2	454,715	$25.17
2001 4q	240	7,679,663	879,493	11.5%	(93,075)	1	177,080	2	454,715	$25.27
2001 3q	239	7,602,583	609,338	8.1%	817,765	1	900,000	3	631,795	$25.92

Source: CoStar Property®

BROWARD COUNTY OFFICE MARKET

FORT LAUDERDALE MARKET

MARKET HIGHLIGHTS – CLASS "A, B & C"

DELIVERIES, ABSORPTION & VACANCY Historical Analysis, All Classes


Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
0.120
0.100
0.080
0.060
0.040
0.020
0.000
(0.020)
(0.040)
(0.060)
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

VACANT SPACE

Historical Analysis, All Classes


Direct SF
Sublet SF
Millions SF
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

QUOTED RENTAL RATES

Historical Analysis, All Classes


Dollars/SF/Year
$20.70
$20.60
$20.50
$20.40
$20.30
$20.20
$20.10
$20.00
$19.90
$19.80
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
Period	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	349	6,270,638	574,447	9.2%	94,675	0	0	2	40,000	$20.49
2005 1q	349	6,270,638	669,122	10.7%	103,500	1	43,826	2	40,000	$20.10
2004 4q	348	6,226,812	728,796	11.7%	(30,406)	1	43,826	2	65,826	$20.55
2004 3q	347	6,182,986	654,564	10.6%	(9,662)	0	0	2	87,652	$20.57
2004 2q	347	6,182,986	644,902	10.4%	70,052	0	0	2	87,652	$20.08
2004 1q	347	6,182,986	714,954	11.6%	(47,761)	0	0	1	43,826	$20.18
2003 4q	347	6,182,986	667,193	10.8%	8,108	0	0	0	0	$20.26
2003 3q	347	6,182,986	675,301	10.9%	1,893	0	0	0	0	$20.31
2003 2q	347	6,182,986	677,194	11.0%	12,483	0	0	0	0	$19.83
2003 1q	347	6,182,986	689,677	11.2%	58,472	1	5,582	0	0	$19.25
2002 4q	346	6,177,404	742,567	12.0%	(4,459)	0	0	1	5,582	$19.17
2002 3q	346	6,177,404	738,108	11.9%	22,775	0	0	1	5,582	$19.53
2002 2q	346	6,177,404	760,883	12.3%	(1,521)	0	0	1	5,582	$19.15
2002 1q	346	6,177,404	759,362	12.3%	47,606	1	109,980	1	5,582	$19.54
2001 4q	345	6,067,424	696,988	11.5%	48,070	1	6,725	1	109,980	$18.72
2001 3q	345	6,070,699	748,333	12.3%	(43,613)	0	0	2	116,705	$18.45

Source: CoStar Property®

COSTAR GROUP

BROWARD COUNTY OFFICE MARKET

HALLANDALE MARKET

MARKET HIGHLIGHTS – CLASS "A, B & C"

DELIVERIES, ABSORPTION & VACANCY Historical Analysis, All Classes


Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

VACANT SPACE

Historical Analysis, All Classes


Direct SF
Sublet SF
Millions SF
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

QUOTED RENTAL RATES

Historical Analysis, All Classes


Dollars/SF/Year
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
Period	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	62	1,009,201	41,725	4.1%	19,162	0	0	0	0	$19.21
2005 1q	62	1,009,201	60,887	6.0%	1,113	0	0	0	0	$18.88
2004 4q	62	1,009,201	62,000	6.1%	6,212	0	0	0	0	$19.67
2004 3q	62	1,009,201	68,212	6.8%	(3,915)	0	0	0	0	$19.66
2004 2q	62	1,009,201	64,297	6.4%	(11,078)	0	0	0	0	$19.68
2004 1q	62	1,009,201	53,219	5.3%	1,630	0	0	0	0	$19.56
2003 4q	62	1,009,201	54,849	5.4%	(9,149)	0	0	0	0	$22.18
2003 3q	62	1,009,201	45,700	4.5%	(1,486)	0	0	0	0	$20.62
2003 2q	62	1,009,201	44,214	4.4%	9,563	1	24,000	0	0	$20.50
2003 1q	61	985,201	29,777	3.0%	10,773	0	0	1	24,000	$17.52
2002 4q	61	985,201	40,550	4.1%	9,223	0	0	1	24,000	$16.75
2002 3q	61	985,201	49,773	5.1%	6,576	0	0	0	0	$16.60
2002 2q	61	985,201	56,349	5.7%	(3,329)	0	0	0	0	$16.63
2002 1q	61	985,201	53,020	5.4%	18,514	0	0	0	0	$17.24
2001 4q	61	985,201	66,534	6.8%	(18,135)	0	0	0	0	$17.44
2001 3q	61	985,201	48,399	4.9%	290	1	2,400	0	0	$17.81

Source: CoStar Property®

Broward County Office Market

HOLLYWOOD MARKET

MARKET HIGHLIGHTS – CLASS "A, B & C"

Deliveries, Absorption & Vacancy Historical Analysis, All Classes


Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
0.150
0.100
0.050
0.000
(0.050)
(0.100)
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Vacant Space

Historical Analysis, All Classes


Direct SF
Sublet SF
Millions SF
0.60
0.50
0.40
0.30
0.20
0.10
0.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Quoted Rental Rates

Historical Analysis, All Classes


Dollars/SF/Year
$23.60
$23.40
$23.20
$23.00
$22.80
$22.60
$22.40
$22.20
$22.00
$21.80
$21.60
$21.40
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Period	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	228	4,478,193	397,201	8.9%	36,633	0	0	1	20,000	$23.37
2005 1q	228	4,478,193	433,834	9.7%	(13,172)	0	0	0	0	$23.26
2004 4q	228	4,478,193	420,662	9.4%	75,038	0	0	0	0	$22.85
2004 3q	228	4,478,193	495,700	11.1%	8,840	0	0	0	0	$22.63
2004 2q	228	4,478,193	504,540	11.3%	62,784	1	20,000	0	0	$22.24
2004 1q	227	4,458,193	547,324	12.3%	67,911	1	53,437	1	20,000	$22.11
2003 4q	226	4,404,756	561,798	12.8%	138,300	0	0	2	73,437	$21.61
2003 3q	226	4,404,756	700,098	15.9%	5,827	0	0	1	53,437	$20.85
2003 2q	226	4,404,756	705,925	16.0%	(48,969)	0	0	1	53,437	$20.52
2003 1q	226	4,404,756	656,956	14.9%	(1,355)	1	59,097	1	53,437	$26.26
2002 4q	225	4,345,659	596,504	13.7%	3,018	0	0	1	59,097	$20.00
2002 3q	225	4,345,659	599,522	13.8%	65,220	0	0	1	59,097	$19.68
2002 2q	225	4,345,659	664,742	15.3%	(34,869)	0	0	1	59,097	$19.56
2002 1q	225	4,345,659	629,873	14.5%	30,390	0	0	0	0	$18.91
2001 4q	225	4,345,659	660,263	15.2%	10,693	0	0	0	0	$19.53
2001 3q	225	4,345,659	670,956	15.4%	4,691	0	0	0	0	$20.11

Source: CoStar Property®

CoStar Group

Broward County Office Market

NW Broward/Coral Springs Market

MARKET HIGHLIGHTS – CLASS "A, B & C"

Deliveries, Absorption & Vacancy Historical Analysis, All Classes


Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
0.100
0.080
0.060
0.040
0.020
0.000
(0.020)
(0.040)
(0.060)
(0.080)
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Vacant Space

Historical Analysis, All Classes


Direct SF
Sublet SF
Millions SF
0.30
0.25
0.20
0.15
0.10
0.05
0.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Quoted Rental Rates

Historical Analysis, All Classes


Dollars/SF/Year
$22.50
$22.00
$21.50
$21.00
$20.50
$20.00
$19.50
$19.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Period	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	156	3,721,489	259,630	7.0%	(69,987)	0	0	4	94,738	$22.24
2005 1q	156	3,721,489	189,643	5.1%	58,958	2	33,400	3	83,988	$21.85
2004 4q	154	3,688,089	215,201	5.8%	62,696	0	0	4	104,400	$21.54
2004 3q	154	3,688,089	277,897	7.5%	21,144	3	51,600	3	78,400	$21.86
2004 2q	151	3,636,489	247,441	6.8%	(21,577)	2	13,321	4	96,600	$20.38
2004 1q	149	3,623,168	212,543	5.9%	62,456	3	47,700	5	64,921	$21.02
2003 4q	146	3,575,468	227,299	6.4%	34,674	1	3,980	7	106,300	$21.81
2003 3q	145	3,571,488	257,993	7.2%	(6,138)	3	24,442	4	44,780	$21.70
2003 2q	142	3,547,046	227,413	6.4%	34,713	1	3,980	5	65,422	$22.34
2003 1q	141	3,543,066	258,146	7.3%	85,198	6	39,251	6	59,402	$21.90
2002 4q	135	3,503,815	304,093	8.7%	(5,849)	0	0	11	71,653	$21.63
2002 3q	135	3,503,815	298,244	8.5%	6,501	1	7,350	6	39,251	$20.32
2002 2q	134	3,496,465	297,395	8.5%	25,824	1	9,000	7	46,601	$19.25
2002 1q	133	3,487,465	314,219	9.0%	2,565	2	13,418	6	44,328	$19.28
2001 4q	131	3,474,047	303,366	8.7%	7,458	0	0	8	57,746	$19.22
2001 3q	131	3,474,047	310,824	8.9%	(12,592)	0	0	3	20,768	$19.39

Source: CoStar Property®

Broward County Office Market

OUTLYING BROWARD COUNTY MARKET

MARKET HIGHLIGHTS – CLASS "A, B & C"

Deliveries, Absorption & Vacancy Historical Analysis, All Classes


Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
0.080
0.060
0.040
0.020
0.000
(0.020)
(0.040)
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Vacant Space

Historical Analysis, All Classes


Direct SF
Sublet SF
Millions SF
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Quoted Rental Rates

Historical Analysis, All Classes


Dollars/SF/Year
$22.50
$22.00
$21.50
$21.00
$20.50
$20.00
$19.50
$19.00
$18.50
$18.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Period	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	27	348,728	38,552	11.1%	19,310	1	13,623	0	0	$19.78
2005 1q	26	335,105	44,239	13.2%	16,500	4	34,935	1	13,623	$19.52
2004 4q	22	300,170	25,804	8.6%	56,832	8	56,832	5	48,558	$22.28
2004 3q	14	243,338	26,804	10.6%	42,892	5	61,596	13	105,390	$19.75
2004 2q	9	181,742	7,100	3.9%	0	1	7,100	15	139,155	$19.75
2004 1q	8	174,642	0	0.0%	0	0	0	16	146,255	$19.75
2003 4q	8	174,642	0	0.0%	0	0	0	8	89,423	$19.75
2003 3q	8	174,642	0	0.0%	1,357	0	0	8	89,423	$19.75
2003 2q	8	174,642	1,357	0.8%	0	0	0	0	0	$0.00
2003 1q	8	174,642	1,357	0.8%	0	0	0	0	0	$28.07
2002 4q	8	174,642	1,357	0.8%	9,000	0	0	0	0	$28.07
2002 3q	8	174,642	10,357	5.9%	6,000	0	0	0	0	$28.07
2002 2q	8	174,642	16,357	9.4%	15,000	0	0	0	0	$28.07
2002 1q	8	174,642	31,357	18.0%	(30,000)	0	0	0	0	$28.07
2001 4q	8	174,642	1,357	0.8%	14,893	0	0	0	0	$28.07
2001 3q	8	174,642	16,250	9.3%	28,357	1	44,607	0	0	$28.07

Source: CoStar Property®

BROWARD COUNTY OFFICE MARKET

PLANTATION MARKET

MARKET HIGHLIGHTS - CLASS "A, B & C"

DELIVERIES, ABSORPTION & VACANCY Historical Analysis, All Classes



Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
0.160
0.140
0.120
0.100
0.080
0.060
0.040
0.020
0.000
(0.020)
(0.040)
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

VACANT SPACE

Historical Analysis, All Classes



Direct SF
Sublet SF
Millions SF
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

QUOTED RENTAL RATES

Historical Analysis, All Classes



Dollars/SF/Year
$22.00
$21.50
$21.00
$20.50
$20.00
$19.50
$19.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Period	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	234	6,811,052	553,722	8.1%	149,965	1	110,000	1	22,000	$20.97
2005 1q	233	6,701,052	593,687	8.9%	33,167	0	0	2	132,000	$21.45
2004 4q	233	6,701,052	626,854	9.4%	46,736	0	0	1	110,000	$21.04
2004 3q	233	6,701,052	673,590	10.1%	8,691	1	12,000	1	110,000	$20.63
2004 2q	232	6,689,052	670,281	10.0%	55,470	1	32,000	2	122,000	$19.93
2004 1q	231	6,657,052	693,751	10.4%	(28,089)	0	0	3	154,000	$19.83
2003 4q	231	6,657,052	665,662	10.0%	(11,197)	1	20,000	2	44,000	$18.95
2003 3q	230	6,637,052	634,465	9.6%	93,653	1	26,000	2	52,000	$18.97
2003 2q	229	6,611,052	702,118	10.6%	(5,011)	3	32,499	2	46,000	$18.96
2003 1q	226	6,578,553	664,608	10.1%	49,355	0	0	4	58,499	$18.48
2002 4q	226	6,578,553	713,963	10.9%	45,920	1	6,296	1	26,000	$18.44
2002 3q	225	6,572,257	753,587	11.5%	49,282	0	0	1	6,296	$19.09
2002 2q	225	6,572,257	802,869	12.2%	107,746	1	9,640	1	6,296	$19.57
2002 1q	224	6,562,617	900,975	13.7%	38,782	1	18,220	2	15,936	$19.60
2001 4q	223	6,544,397	921,537	14.1%	(12,932)	2	147,247	3	34,156	$20.16
2001 3q	221	6,397,150	761,758	11.9%	133,432	0	0	4	171,763	$21.16

Source: CoStar Property®

Broward County Office Market

Pompano Beach Market

MARKET HIGHLIGHTS – CLASS "A, B & C"

Deliveries, Absorption & Vacancy Historical Analysis, All Classes


Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
0.150
0.100
0.050
0.000
(0.050)
(0.100)
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Vacant Space

Historical Analysis, All Classes


Direct SF
Sublet SF
Millions SF
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Quoted Rental Rates

Historical Analysis, All Classes


Dollars/SF/Year
$20.00
$19.50
$19.00
$18.50
$18.00
$17.50
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Period	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	250	5,245,763	393,974	7.5%	124,346	2	40,722	1	34,700	$19.77
2005 1q	248	5,205,041	477,598	9.2%	27,106	1	20,400	3	75,422	$19.80
2004 4q	247	5,184,641	484,304	9.3%	39,699	1	9,720	3	61,122	$19.67
2004 3q	246	5,174,921	514,283	9.9%	30,399	0	0	4	70,842	$19.83
2004 2q	246	5,174,921	544,682	10.5%	92,003	2	31,000	1	9,720	$19.45
2004 1q	244	5,143,921	605,685	11.8%	(63,418)	3	71,072	2	31,000	$18.30
2003 4q	241	5,072,849	471,195	9.3%	63,261	1	11,000	5	102,072	$18.16
2003 3q	240	5,061,849	523,456	10.3%	69,780	1	14,000	5	93,072	$17.70
2003 2q	239	5,047,849	579,236	11.5%	(67,792)	0	0	4	55,244	$17.42
2003 1q	239	5,047,849	511,444	10.1%	48,725	1	3,000	4	55,244	$18.69
2002 4q	238	5,044,849	557,169	11.0%	(35,924)	0	0	4	44,244	$19.40
2002 3q	238	5,044,849	521,245	10.3%	(2,616)	0	0	3	25,000	$19.19
2002 2q	238	5,044,849	518,629	10.3%	56,287	0	0	2	14,000	$19.27
2002 1q	238	5,044,849	574,916	11.4%	20,574	2	43,000	1	11,000	$19.13
2001 4q	236	5,001,849	552,490	11.0%	2,335	3	33,822	2	43,000	$18.96
2001 3q	233	4,968,027	521,003	10.5%	23,445	0	0	4	36,822	$19.33

Source: CoStar Property®

CoStar Group



Broward County Office Market

Sawgrass Park Market

MARKET HIGHLIGHTS – CLASS "A, B & C"

Deliveries, Absorption & Vacancy Historical Analysis, All Classes



Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
0.200
0.150
0.100
0.050
0.000
(0.050)
(0.100)
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Vacant Space

Historical Analysis, All Classes



Direct SF
Sublet SF
Millions SF
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Quoted Rental Rates

Historical Analysis, All Classes



Dollars/SF/Year
$24.00
$23.50
$23.00
$22.50
$22.00
$21.50
$21.00
$20.50
$20.00
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Period	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	38	2,661,062	278,474	10.5%	208	0	0	1	147,665	$23.11
2005 1q	38	2,661,062	278,682	10.5%	19,217	0	0	1	147,665	$23.48
2004 4q	38	2,661,062	297,899	11.2%	28,720	0	0	0	0	$21.73
2004 3q	38	2,661,062	326,619	12.3%	38,654	0	0	0	0	$21.78
2004 2q	38	2,661,062	365,273	13.7%	100,794	0	0	0	0	$21.19
2004 1q	38	2,661,062	466,067	17.5%	112,414	0	0	0	0	$21.21
2003 4q	38	2,661,062	578,481	21.7%	32,542	1	10,346	0	0	$22.15
2003 3q	37	2,650,716	600,677	22.7%	31,055	0	0	1	10,346	$21.60
2003 2q	37	2,650,716	631,732	23.8%	54,734	1	26,000	1	10,346	$21.07
2003 1q	36	2,624,716	660,466	25.2%	22,590	0	0	2	36,346	$21.40
2002 4q	36	2,624,716	683,056	26.0%	3,442	0	0	1	26,000	$21.36
2002 3q	36	2,624,716	686,498	26.2%	(64,222)	0	0	1	26,000	$22.00
2002 2q	36	2,624,716	622,276	23.7%	37,484	0	0	0	0	$22.12
2002 1q	36	2,624,716	659,760	25.1%	153,911	1	98,000	0	0	$21.21
2001 4q	35	2,526,716	715,671	28.3%	(160,695)	1	230,398	1	98,000	$21.87
2001 3q	34	2,296,318	324,618	14.1%	(14,779)	0	0	2	328,398	$21.69

Source: CoStar Property®

Broward County Office Market

SOUTHWEST BROWARD MARKET

MARKET HIGHLIGHTS – CLASS "A, B & C"

Deliveries, Absorption & Vacancy Historical Analysis, All Classes



Delivered SF
Absorption SF
Vacancy
Millions SF
Percent Vacant
2002 1q
2002 2q
2002 3q
2002 4q
2003 1q
2003 2q
2003 3q
2003 4q
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Vacant Space

Historical Analysis, All Classes



Direct SF
Sublet SF
Millions SF
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Quoted Rental Rates

Historical Analysis, All Classes



Dollars/SF/Year
2004 1q
2004 2q
2004 3q
2004 4q
2005 1q
2005 2q

Source: CoStar Property®

Period	Existing Inventory		Vacancy		Net	Delivered Inventory		UC Inventory		Quoted
	# Bldgs	Total RBA	Vacant SF	Vacancy %	Absorption	# Bldgs	Total RBA	# Bldgs	Total RBA	Rates
2005 2q	166	4,935,873	306,624	6.2%	88,606	2	24,842	6	289,741	$25.60
2005 1q	164	4,911,531	370,888	7.6%	134,935	1	15,600	8	314,083	$25.88
2004 4q	163	4,895,931	490,223	10.0%	(11,532)	1	69,875	7	174,267	$24.52
2004 3q	162	4,826,056	408,816	8.5%	342,316	2	186,700	5	131,928	$24.20
2004 2q	160	4,639,356	564,432	12.2%	17,154	1	17,021	6	313,026	$24.63
2004 1q	159	4,622,335	564,565	12.2%	(16,493)	1	33,000	4	273,596	$22.90
2003 4q	158	4,589,335	485,072	10.6%	42,365	1	46,342	3	136,721	$23.26
2003 3q	157	4,542,993	481,095	10.6%	61,491	1	24,000	4	183,063	$22.87
2003 2q	156	4,518,993	518,586	11.5%	163,868	3	116,284	4	190,042	$23.10
2003 1q	153	4,402,709	566,170	12.9%	283,662	2	104,538	7	306,326	$22.50
2002 4q	151	4,298,171	745,294	17.3%	100,678	3	104,239	8	377,864	$21.61
2002 3q	148	4,193,932	741,633	17.7%	127,599	1	21,392	8	289,061	$21.57
2002 2q	147	4,172,540	847,840	20.3%	46,131	7	91,450	8	286,453	$20.96
2002 1q	140	4,081,090	802,521	19.7%	91,848	6	78,242	14	330,864	$21.16
2001 4q	134	4,002,848	816,127	20.4%	12,684	4	120,154	15	198,284	$21.60
2001 3q	130	3,882,694	708,657	18.3%	101,876	5	247,183	18	297,046	$21.50

Source: CoStar Property®

U.S. EQUITIES – BACKGROUND INFORMATION

U.S. Equities Realty is a national, full-service real estate company headquartered in Chicago. The firm, which has expanded its services into South America, is involved in six major areas of real estate activity:

- providing comprehensive facility management, asset management, property management and leasing services to other owners and developers of all types of commercial properties;
- providing consulting and analysis services to owners and large users of office space in the areas of data collection, database design, administrative controls, management reporting, occupancy cost analysis, tax and expense escalation reviews and lease audits;
- consulting with banks, other financial institutions, corporations, law firms, accounting firms, professional associations and other large organizations in the analysis and management of their space needs and/or real estate portfolios and the structuring and negotiation of acquisition, development and disposition transactions to satisfy those needs;
- providing comprehensive construction and program management services;
- acquiring, developing, leasing and managing commercial buildings for its own and its investors' portfolios; and
- representing investors and owners in commercial real estate sales and acquisitions.

U.S. Equities is one of the most stable and highly respected privately-held, full-service real estate firms in the country. Chicago-based, the firm is recognized for its highly skilled professional staff, broad-based capabilities and commitment to client service. Founded in 1978 by Robert A. Wislow and Camille P. Julmy, who serve as chairman and vice-chairman respectively, U.S. Equities now includes four additional principals: Nancy A. Pacher, president and chief operating officer; John A. Garbossa, managing director and executive vice president; Katherine K. Scott, managing director and executive vice president; and Martin Stern, executive vice president. Each principal of the firm is actively involved in client work with a "hands-on" approach that has become a hallmark of the level of professionalism and attention that U.S. Equities brings to every assignment.

The company enjoys preeminent standing among the country's top-tier real estate firms and has earned an outstanding reputation through exceptional performance by its four business groups: Real Estate Consulting Services, Development/Program Management, Investment Services, and Asset Management Services. In 1997, U.S. Equities expanded into South America opening an office in Buenos Aires, Argentina; followed by another office in São Paulo, Brazil, in 1999 and another in Santiago, Chile, in 2000.

U.S. Equities is known for the capabilities and technical diversity of its more than 500 employees, many of them longtime colleagues. In addition to their professional responsibilities, U.S. Equities' staff takes an active role in many civic affairs, serving on a variety of government-appointed committees as well as business, cultural and community organizations.

CURRENT SCOPE OF SERVICES

U.S. Equities is currently organized into the following four major client-based divisions:

Asset Management Services
Investment Services
Real Estate Consulting Services
Development/Program Management Services

The technology support, accounting/human resources and marketing departments are support groups, set up to serve the needs of all of those within our organization and, where appropriate, to provide direct assistance to clients as well.

U.S. Equities' services are provided in essentially the same manner throughout the entire company. For each client and assignment, a team is assembled by the principal-in-charge of the service-providing group. He or she draws from the pool of professional talent, being cognizant at all times of workloads, expertise and experience given the nature, complexity and time commitment needed. Professionals from the other business groups are then drawn in as active participants, project team members and/or advisors.



U.S. EQUITIES ENTITIES
Real Estate Consulting and Brokerage Services
Asset Management Services
Development and Program Management Services
Financial and Investment Services
Tenant Representation Services
Advisory Services
Property Management and Leasing
Facility Management
Development & Owners' Representative
Program Management Services
Financing Placements
Sales/ Acquisitions

ASSET MANAGEMENT SERVICES

Since its inception, U.S. Equities has been deeply committed to providing the finest asset management services possible to owners of office buildings and associated properties such as retail and parking facilities. This has been the primary focus of our business. In 1978, our first year of operation, we assumed the management, marketing and leasing responsibilities for the Midwest Federal Plaza in Minneapolis, Minnesota, a mixed-use, twin tower 900,000 square foot office building with a two-story retail complex at its base and an integrated 850-space parking garage. Over the next five years we supervised a highly successful repositioning and two profitable sales of this property. Our track record with Midwest Federal Plaza began our highly successful 25-year track record in the asset management services arena. Fundamental to the company's organization and the successful implementation of its asset management programs is a dedicated, skilled group of management and marketing professionals who are a dominant force in the marketplace. Asset management, specifically the management of high traffic, office-based, mixed-use properties for third-party clients has always been one of the cornerstones of U.S. Equities' business.

Our firm's office-based, mixed-use property assignments include 224 South Michigan Avenue (the Santa Fe Building), The Office Tower at 676 North Michigan Avenue, 20 North Michigan Avenue, 555 West Adams Street, 550 West Van Buren, 939 North Avenue Collection, Orchard Point Office Center and University Center. Over the past several years, we have managed, leased, renovated and/or sold other major office properties such as John Hancock Center, 150 North Michigan Avenue, 55 West Monroe, the Peoples Gas Building, 300 North Michigan Avenue, O'Hare Plaza and Woodfield Corporate Center. Several of these assignments required repositioning of the property through partial or complete redevelopment projects, which included major parking, mechanical, and technological modernization essential for attracting and retaining high-quality, long-term office tenants.

Our firm was development consultant and remains property manager for 555 West Adams Street, one of the country's most security-sensitive, mechanically and technologically sophisticated buildings. We also were the developers of One Financial Place, a one million square foot mixed-use office and trading facility and the world's largest interconnected financial center. One Financial Place remains one of the most technologically advanced buildings in the world. Our experiences with 555 West Adams Street, One Financial Place and our other renovation and repositioning projects help U.S. Equities understand how to deliver and maintain superfunctional, efficient, high-tech and secure office environments.

Over our firm's history, we have used our office expertise as a base from which to develop a broad range of property management successes. We have experience managing mixed-use rail station properties, which include office and retail such as the LaSalle Street Station in Chicago's south Loop, 30th Street Station and the Suburban Station complexes in Philadelphia, Pennsylvania, the Amtrak Midwest Reservation Sales Office in Chicago, Chicago Union Station, and the historic Denver Union Station in Denver, Colorado. We manage corporate facilities for financial institutions and multi-national firms, office properties for county and city governments, park district property and office and educational facilities for elementary, secondary and college institutions.

U.S. Equities' current asset management portfolio includes more than 650 properties totaling more than 34 million square feet of mixed-use commercial, retail and industrial space for nearly 50 clients. This portfolio includes a 1.75 million square foot management assignment in Buenos Aires, Argentina and a 1.7 million square foot portfolio in Santiago, Chile. Owners for whom the firm has leased and/or managed properties include large, national organizations and institutions such as John Hancock Mutual Life Insurance Co., Prudential Realty Group, Mutual of New York, Mass Mutual, TransUnion Corp., Catellus Development and New York Life as well as government bodies, major corporations and entrepreneurial real estate investment groups.

In our early years, the firm capitalized on the management and leasing expertise brought from LaSalle Partners, Gerald Hines Interests, and Fidinam, Inc. by Bob Wislow and Camille Julmy. As we initially expanded our asset management group, because of the very manageable size of our organization, Bob Wislow and Camille Julmy continued to personally oversee and manage the firm's leasing activities for our client's properties. As our management responsibilities continued to grow, we expanded our executive management staff. Bill Vail, senior vice president, joined us from Farnsworth, Palmer & Company in 1980 and was placed in charge of property operations. Katherine Scott, a former partner at Boston-based Winthrop Financial Associates, joined U.S. Equities in 1992 and today, as managing director, directs the activities of our entire asset management group. Dean Johnson, formerly with JMB Realty Corporation, joined us in 1992 and currently serves as a senior vice president.

It is under this team's leadership that we have continued to meet and exceed the expectations of the institutions, corporations and investors who make up our asset management client base. More than 96 percent of the firm's asset management work is performed for third-party properties in which U.S. Equities has no ownership interests.

Direct responsibility for asset management programs lies with seven senior-level executives. They work together to provide sophisticated, cost-effective operations and maintenance programs as well as strategic capital improvement programs, financial plans and leasing programs to enhance a property's value with particular attention given to public areas seen by tenants, visitors and prospective tenants or purchasers of the property. Each building is viewed as a unique business from an individual ownership perspective. Every decision is made with this view in mind. We work closely with our clients in the creation of both long-range and situation-specific strategic positioning plans for each facility.

Facilities Management Services

Under the structure of our Asset Management Group, U.S. Equities provides facilities management services with an experience range from privately-held, owner-occupied facilities to public and quasi-governmental facilities such as schools, transportation centers and recreational areas.

By providing asset management services for more than 20 years, our professionals have developed and perfected a wide range of systems, programs and techniques that are now used in our facility management assignments. In addition, our staff includes several key members whose real estate careers began in corporate facilities management departments. This gives us the experience and perspective to provide facilities management services both today and tomorrow as this relatively new field continues to evolve.

Over the past eight to ten years the field of facilities management has already rapidly evolved and become more sophisticated. Each new project requires that the management team work with the client to fully understand the client's individual and, often times, unique needs. Only with that understanding can the management team successfully draw upon their years of experience in the field to custom fit a program that will work for the client.

The common element found in virtually all facilities management assignments is the client's desire to concentrate on its core business while looking to the specialized experience and expertise of professional real estate service firms. Minimally, this service will typically involve property maintenance and operations, but often times includes construction management, leasing services, architectural and engineering services and long range strategic planning related to housing and real estate holdings.

Our primary objectives in providing management services are as follows:

- establish single point of accountability for real estate and facility-related services
- increase value of real estate holdings through effective asset management
- reduce operating expenses

- allow client to focus additional time, energy and internal resources on its core business and competencies
- increase (or standardize) level of service provided to facility occupants
- establish means for benchmarking facility performance across a portfolio
- segregate facilities management expenses from core business operations

These objectives could be listed in any order as their importance is relative to the needs of each individual client. It is essential that we come in with our expertise, experience and ideas; but that we also come in with an open mind to determine the client's true priorities. For example, we cannot automatically assume that expense reductions are more important than increased service. That determination must be made with the client. Our job is to present the client with alternatives and their quantitative and qualitative impact, thus enabling the client to make better informed business decisions.

With those objectives as a starting point, facilities management can include a large variety of services including other non-real estate functions such as reprographics, purchasing, fleet management and other services that support the core business. The broader the range of services handled in a facilities management assignment, the more likely it is that the service provider becomes a true strategic partner of its client rather than simply a contracted service.

Some of the services frequently provided under a facilities management agreement include:

- Contract management
- Operations and maintenance of physical plant and building grounds
- Operating and capital budget preparation and administration
- Full financial reporting
- Facility audits
- Facility benchmarking
- Real estate tax consulting coordination
- Construction and project management
- Space utilization and space planning services
- Furniture repair
- Technical and consulting services
- Leasing services
- Document management
- Lease audit and abstract services
- Management of other support services including:
    - food services
    - security services
    - reprographics
    - fleet management
    - shipping and receiving
    - internal mail distribution

U.S. Equities is capable of providing all of the services identified above with internal resources, our own alliances or in some cases, through the existing structures and vendor relationships established by the client.

Our experience in providing facilities management services to a wide range of clients with very different priorities has taught us valuable lessons. It has reinforced perhaps the single most important component in being successful in facilities management - every client has its own unique set of needs. We must enter into each new assignment with an open mind, providing an effective forum for decision making and identifying priorities without forcing any predetermined standards on our client. Our ability to meet our client's objectives while effectively blending into their organization and taking the time to understand their corporate or institutional culture has contributed significantly to our success.

Product Leasing

A major part of the success of the asset management services division has come from our strength in developing and implementing strategic leasing plans. U.S. Equities fields one of the most talented and experienced product teams (i.e., leasing or sales on behalf of owners and landlords) in the metropolitan Chicago market. Our philosophy centers on the creation of a unified marketing concept for each property, which sets it apart from its competition. That concept is carried through all phases of marketing, leasing and management. We believe the cornerstone to any successful leasing or sales effort is an organized approach to its implementation and "hands-on" management of all aspects of the marketing process.

In the years we have managed, leased and sold or otherwise disposed of property assets for third-party owners, we have consistently achieved performance levels that lead the market. This success has been reached both in bringing new buildings and properties to the market (One Financial Place - 60 percent preleased prior to completion of construction, 85 percent leased within 11 months of opening, 95 percent leased within the next 7 months all at above-market rates; and 20 North Michigan Avenue - 95 percent leased within 10 months of opening), as well as cases in which we had to reposition existing properties with stalled leasing programs or other marketing problems (150 North Michigan Avenue - 98 percent leased within one year of U.S. Equities taking over after leasing had stalled at 84 percent; the Santa Fe Building - occupancy brought from 53 to 85 percent in less than one year after U.S. Equities took over; and the John Hancock Center – office occupancy brought from 47% to 96% and retail occupancy brought from zero to 98% in five years); dramatic turnarounds leasing and managing Woodfield Corporate Center, and 55 West Monroe resulted in profitable sales of both major assets by institutional owners.

We have had similar results on the sales side of dispositions. For example, in more than 20 individual sale transactions for the Continental Bank during the 1980s, we were ahead of both schedule and budget (i.e., net return to the Bank) on every single asset sold. This kind of success comes from knowing our product, knowing the market and knowing how to access that market to maximize the performance of the asset and benefit to its owner.

The Asset Management Services division is headed by Camille Julmy, vice chairman and Katherine Scott, managing director and executive vice president.

In-House Marketing Capabilities

The scope and strength of our in-house marketing group is one of the things that sets U.S. Equities apart from our competition. We believe it to be a major reason why we have led the market in leasing, selling and marketing the properties we represent. We were the first Chicago real estate company to create an in-house marketing team and we have always been in the forefront in this area.

Since its formation, our marketing group has directed marketing activities for all properties leased or sold on our clients' behalf. Under the active guidance of Bob Wislow, our marketing group works in conjunction with our leasing and disposition teams for each project to devise marketing programs and oversee the creation and production of all marketing materials and the implementation of all aspects of each marketing program. We coordinate the production of flyers, brochures, announcements, invitations, building signage, construction barricades and interior signage, as well as planning and implementing broker relations activities and media services. We maintain an active media database and are in weekly contact with reporters covering real estate and business. Because of the volume of work we do, we are able to gain favorable rates with outside designers, printers, other vendors and suppliers of specialty items, as well as being an agency of record with the ability to gain percentage discounts on all media advertising, which discounts we pass along directly to our clients.

Technical Resource Services

U.S. Equities supports its property and facility management assignments with a mechanical, electrical, plumbing (MEP) and construction related Technical Services department, staffed with a team of broadly experienced, full time professionals.

The Technical Services group provides consulting services that include, but are not limited to, MEP systems inspections, energy use audits and review, energy procurement options investigation and analyses, peer review and value engineering of third party studies, base building project management and tenant build-out coordination and oversight.

When the scope of work requires resources or expertise exceeding the capabilities of the on-site facility management staff and the Technical Services group, we have the ability to draw upon the deeper resources of our Development/Program Management division, and we occasionally employ outside consultants and other professional resources for very specialized needs as appropriate and as approved by our client.

INVESTMENT SERVICES

Since U.S. Equities' was formed in 1978, its principals have executed finance and investment transactions for their various clients, as well as for their own account, providing acquisition, disposition and financing services. In 1996, the firm formally organized an investment group to provide a complete spectrum of transactional services, including hold/sell/finance analysis, valuation analysis, preparation of finance and sales brochures, marketing, brokerage, qualification of prospective investors, site inspections and coordination of due diligence and closing procedures.

Over the last ten years, the Financial and Investment Services group has successfully executed capital markets assignments totaling over 17 million square feet of commercial space and land, valued at approximately $1.3 billion. Recent transactions include:
Long-term fixed rate financing totaling $232,000,000 for a 1.3 million square foot mixed-use development in Chicago's River North area;
Sale of the 76,000 square foot Chicago Sun-Times headquarters site for the new Trump Tower Chicago development;
Purchase of the two building, 350,000 square foot former Pfizer headquarters in Skokie, Illinois;
Sale of a 175,000 square foot grocery anchored shopping center in Chicago;
Purchase of a 286,000 square foot, class A office building in the O'Hare office market of Chicago on behalf of a regional bank;
Sale of a 1.6 million square foot industrial portfolio located in the Chicago suburbs;
Long-term fixed rate financing for a high-end retail development at 840 North Michigan Avenue.

The Investment Services group is headed by James M. Whittington, executive vice president, with Camille Julmy, vice chairman, as guiding partner.

Sales and Acquisitions Transactions

Land Parcels	Location	Square Feet
Burnham Park	Chicago	1,629,000
95th and Stony Island	Chicago	500,000
67th & Cicero	Chicago	454,069
Highway 6 & Westheimer	Houston	350,000
159th & 80th Avenue	Orland Park, Illinois	310,000
AMA Properties	Chicago	200,000
east side of Kinzie; Clinton to Halsted	Chicago	185,000
Wacker-Jackson block	Chicago	140,000
5111 West Lexington-Canteen	Chicago	139,920
4915 South St. Lawrence	Chicago	90,600
800 West Madison/Quality Inn	Chicago	79,686
former Henrotin Hospital site	Chicago	68,000
Northern Trust land	Chicago	68,000
2839 West Filmore/Shepard School	Chicago	61,700
LaSalle Street Station parcel	Chicago	57,000
Chicago Board Options Exchange site	Chicago	50,000
Green School	Chicago	47,000
Chicago Dock & Canal	Chicago	44,700
Music & Dance Theater site	Chicago	44,700
Halsted & Fullerton	Chicago	40,000
1100 North State	Chicago	30,568
27 East 26th Street	Chicago	28,471
6600-12 South Union	Chicago	27,565
5337 West Harrison	Chicago	27,565
14th & Wabash	Chicago	27,026
1900 South Wentworth	Chicago	26,520
WBEZ site	Chicago	24,500
21-41 South Dearborn/Inland Steel	Chicago	23,040
Arts Club site	Chicago	22,000
5-21 West Chestnut	Chicago	19,010
22 West Monroe/Shubert Theatre	Chicago	16,644
443 North Wabash	Chicago	16,350
166-172 West Madison	Chicago	14,400
2340 South Michigan	Chicago	10,150
9953-55 South Beverly	Chicago	9,484
Melvina Residential	Chicago	1,000

Apartment Projects	Location	Units
Foxfire	Laurel, Maryland	500
Shadowbridge	Irving, Texas	316
Woodcreek	Dallas	300
Woodscape	Dallas	298
Woodtree	Dallas	280
Northcross	Austin	276
Thymewood	Houston	268
Spice Island	Houston	256
Apple	Irving, Texas	208
Cinnamon Ridge	Houston	200
Bellfort II	Houston	180
Bellfort I	Houston	169

Office Properties	Location	Square Feet
90 Park Avenue	New York City	1,200,000
Curtis Center	Philadelphia	960,000
525 West Monroe	Chicago	943,000
375 Hudson	New York City	925,000
Midwest Plaza	Minneapolis	900,000
69 West Washington	Chicago	700,000
122 South Michigan/Peoples Gas	Chicago	500,000
200 West Jackson	Chicago	500,000
1888 Century Park East	Los Angeles	500,000
Three Penn Center	Philadelphia	498,000
Peachtree Palisades	Atlanta	325,000
337 South Franklin	Chicago	302,000
11 South LaSalle	Chicago	300,000
209 South LaSalle/The Rookery	Chicago	282,000
216 West Jackson	Chicago	185,000
223 West Jackson	Chicago	160,000
1717 Deerfield	Deerfield, Illinois	160,000
20 North Michigan	Chicago	160,000
840 North Michigan	Chicago	100,000
Bank of America Building	Bakersfield, California	100,000
Clark Office Building	Columbia, Maryland	99,000
Northgate Plaza I & II	Chattanooga, Tennessee	83,000
Executive Plaza	Westmont, Illinois	73,000
300 North Michigan	Chicago	52,000
259 East Ontario	Chicago	70,000
888 Brickell	Miami	28,000
Industrial Properties	**Location**	**Square Feet**
Raines Distribution Center	Memphis	660,000
Midway Industrial Building	St. Paul	252,000
Retail Properties	**Location**	**Square Feet**
White Marsh Mall	Baltimore	1,140,000
Collin Creek Mall	Plano, Texas	1,123,560
Clackamas Town Center	Clackamas, Oregon	1,200,000
West Oaks Mall	Houston	1,078,000
Genesee Valley Mall	Flint, Michigan	1,057,000
Owings Mill Mall	Owings Mill, Maryland	815,000
Northwest Mall	Houston	800,000
Almeda Mall	Houston	800,000
Post Oaks Mall	College Station, Texas	780,000
Mid Rivers Mall	St. Louis	769,000
Eastfield Mall	Springfield, Massachusetts	723,591
Georgia Square Mall	Athens, Georgia	680,000
East Ridge Mall	Casper, Wyoming	553,000
Frontier Mall	Cheyenne, Wyoming	444,000
Animas Valley Mall	Farmington, New Mexico	442,000
Beltline Mall & Hill Plaza	Decatur, Alabama	420,000
Sunrise Mall	Brownsville, Texas	420,000
Holly Hill Mall	Burlington, North Carolina	394,000
Faneuil Hall Marketplace	Boston	372,000

Retail Properties	Location	Square Feet
Westgate Mall	Spartanburg, South Carolina	365,000
South DeKalb Mall	Atlanta	326,000
Argyle Village Square	Jacksonville, Florida	304,800
North Cross Mall	Austin	289,000
Tupelo Mall	Tupelo, Mississippi	281,000
Catawba Mall	Hickory, North Carolina	260,000
Washington Park	Homewood, Illinois	220,000
Rotterdam Mall	Rotterdam, New York	207,000
Decker Square Mall	Columbia, South Carolina	200,000
Carillon Shopping Center	Houston	183,000
Five Points Plaza	Valdosta, Georgia	178,000
Huron Mall	Huron, South Dakota	155,000
Athens Mall	Athens, Ohio	147,000
JC Penney @ Stratford Square	Bloomingdale, Illinois	145,000
Bay Plaza Shopping Center	Baytown, Texas	135,000
Mainstreet Square	Downers Grove, Illinois	133,000
Country Corners	Crystal Lake, Illinois	125,000
Benbrook & Burleson	Fort Worth	124,000
Southland Mall	Columbus	119,000
Bush River Mall	Columbia, South Carolina	108,000
Loehmann's Plaza	Brookfield, Wisconsin	108,000
LaVerne Shopping Center	LaVerne, California	105,000
Service Merchandise	Kingsport, Tennessee	69,000

Financing Transactions

Office Properties	Location	Square Feet
One Financial Place	Chicago	1,026,000
1888 Century Park East	Los Angeles	500,000
20 North Michigan	Chicago	160,000

Retail Properties	Location	Square Feet
West Oak Mall	Houston	1,078,000
Security Square Mall	Baltimore	1,065,000
Miami International Mall	Miami	965,000
Coral Square Mall	Coral Springs, Florida	942,000
Joliet Mall	Joliet, Illinois	922,000
Hawthorn Hills Fashion Center	Vernon Hills, Illinois	204,000
840 North Michigan/Plaza Escada	Chicago	91,000

REAL ESTATE CONSULTING AND BROKERAGE SERVICES

The professional staff in this group provide brokerage and consulting services to office space users nationwide. Our services are performed on both a transaction as well as on a strategic alliance basis. For a client that employs us on a transaction basis, we provide the full range of consulting and brokerage services including market research, site/building tours, request for proposal drafting and delivery, preparation of analyses and comparisons of financial terms of proposals, buildings and building systems (HVAC, mechanical, electrical, plumbing), transaction negotiations, letter of intent drafting and negotiations, lease and other transaction document negotiations, and ongoing administrative services (such as escalation expense reviews and audits, sublets, expansions, etc.) as needed.

U.S. Equities is a member and the Chicago office affiliate of ONCOR International, an organization of top-ranked, privately-owned, commercial real estate companies that offer a comprehensive selection of corporate-and investor-related services. Our clients benefit from our membership in ONCOR International, which reaches more than 200 global markets. ONCOR's 2,900 specialists have services more than $60 billion of commercial real estate requirements for worldwide clients over the past five years.

On a national account basis, U.S. Equities has sought and acquired long-term relationships with a group of clients that have in-house real estate expertise but have chosen to outsource work for all or significant parts of their real estate needs to one real estate services provider.

With such clients, we have established alliances that encompass not only the short-term objectives of a given transaction, but also address the area of long-range planning and strategic asset management. For these clients, in addition to providing the services described above for each specific transaction, we help to develop strategies, both short and long term, so that we can ultimately meet the needs of the entire network of space users within the company while assessing how real estate affects the long-range objectives of the organization; help to develop formats to centralize, gather and organize facilities data and institute appropriate administrative controls; create databases; create programs to assess the current use of space and ways to reduce space utilization and costs; anticipate and then manage the transaction process for acquiring and disposing of office space; refine and streamline responsibilities on an ongoing basis; monitor and review operating expenses and real estate tax escalations; and assist them in achieving their global corporate missions by the enlightened use and management of their real estate assets and obligations.

Our strategic alliance clients include: Winston and Strawn; The Boston Consulting Group; Lord, Bissell & Brook; Hinshaw & Culbertson; Huron Consulting Group; Citadel Investment Group; Hewitt Associates; Merck & Co., Inc.; Compuware Corporation; The IBM Corporation; and ABN-AMRO.

The Real Estate Consulting Services division is managed by Nancy Pacher, president & chief operating officer.

On the pages that follow, we list the clients we have served over the years in both a consulting and alliance capacity.

Consulting

ABN-AMRO
Akzo Chemie America
Allied Mills
Alzheimer Association
American Board of Orthopedic Surgery
American College of Healthcare Executives
American Hospital Association (Chicago & Washington, DC)
American Medical Association
American National Bank
American Telephone & Telegraph
Amtrak (Chicago & Philadelphia)
Ancel, Glink, Diamond, Cope & Bush
Anchor Health Maintenance Organization
ArcVentures, Inc.
Aronberg Goldgehn Davis & Garmisa
The Arts Club of Chicago
The Associates Commercial Corporation of North America
Au Bon Pain
Avondale Federal Savings Bank
Ayco/American Express

Robert W. Baird & Co., Inc.
Baker & Daniels (Indianapolis)
Baker & McKenzie (Chicago & Los Angeles)
Banca Commerciale Italiana
BankBoston (Boston; Buenos Aires, Argentina; Svo Paulo, Brazil; Santiago, Chile)
Barton Brands, Ltd.
Becker-Warburg-Paribas
Anthony Belluschi Architects, Ltd.
Berman & Manning
The Boston Consulting Group, Inc.
The Boys & Girls Clubs of Chicago
Burger King

CBS, Incorporated/CBS Radio
CNA Insurance
Dennis E. Carlson & Associates
Chase, Ehrenberg & Rosene
Chase Manhattan Corporation
Checkers, Simon & Rosner
The Chicago Corporation
Chicago Rock Island & Pacific Railroad
Chicago Title & Trust
Chicago Transit Authority
Childrens Memorial Hospital
Circle Medical Management
Citadel Investment Group, Inc.
City of Chicago
- Board of Education
- Department of Investigations
- Law Department
- Department of Planning and Development
- Department of Special Events
- Department of Transportation, Library & Health

City of Evanston
Comerica Bank
Commonwealth Edison
Compugraphic
Computer Task Group Inc.
Compuware Corporation (Philadelphia, PA; St. Louis, MO; Columbus, OH; Bethesda, MD)
The Consulates of Switzerland, Italy and Chile
Conti-Carriers
Continental Grain Company
Continental Illinois National Bank and Trust Company of Chicago
Cook County
- Office of Capital Planning
- Facilities Management Department

Corboy & Demetrio, P.C.
Cravath, Swaine & Moore (St. Louis, MO; Wichita, KS; Minneapolis, MN; Dallas, TX; Newark, NJ; Chicago, IL; Columbus, OH; Phoenix, AZ)
Credit Lyonnais
Crum & Forster Insurance

DBMS
David Bruce & Company
Dawson, Johns & Black
DePaul University
The Denver Union Terminal Company (Denver)
Deutsche Financial Services
Diamond Distributors
Dickinson, Wright, Moon, Van Dusen & Freeman (Detroit and Chicago)
Digital Resources
Dolio & Metz
Dressler, Goldsmith, Shore, Sutker & Milnamow, Ltd.
Dreyfus Services Corporation
Drinker Biddle & Reath (Philadelphia)

Bert H. Early Associates
Emcon
Employers Mutual Insurance (Oak Brook & Dallas)
Environmental Law and Policy Center
Erens & Miller
Exxon, Inc.

FMC Corporation
Federal Home Loan Mortgage Corporation
Federal National Mortgage Association
Field Enterprises
Fieldwork Chicago
First National Bank of Chicago
First Penn-Pacific Life Insurance
Ford Motor Credit
Freeman, Freeman & Salzman
Law Office of Lawrence Friedman
Friedman, Eisenstein, Raemer & Schwartz
Fujitsu

GE Capital

GE Mobile
GE Nuclear
Geldermann, Inc.
Gestetner
Gilford Securities
Glenwood Financial Group, Inc.
Gould, Inc.
Great Lakes Equities
Guardian Life Insurance Company

Haas Securities
Hallmark
Hanlen Public Relations
Hansen Lind Meyer, Inc.
Harris & Berlin
Haskell & Perrin
H.J. Heinz
Hewitt Associates LLC (Newport Beach, CA;
Norwalk,
CT; Atlanta, GA; Deerfield, IL; Boston, MA;
Cleveland,
OH; Orlando, FL)
Hinshaw & Culbertson (Chicago; Milwaukee,
Brookfield, Appleton, Waukesha, WI;
St. Louis, MO; Miami, Tampa, Ft. Lauderdale,
Boca Raton, Jacksonville, FL; and 12 Illinois
cities outside of Chicago)
Holleb & Coff, Ltd.
Horwood, Marcus & Braun
Hubbard Street Dance Company

IBM Corporation (Chicago; South Bend, IN; Detroit,
East Lansing, Ann Arbor, MI; St. Paul, MN; Fargo,
ND; Green Bay, LaCrosse, Madison, Wausau, WI;
and 2 Illinois cities outside of Chicago)
ISD Incorporated
Illinois Nurses Association
Inacomp Computer Centers
International Theatre Festival

Jani-King of Illinois
Jenner & Block
Joss Design Group
Jovan, Inc.

Kalcheim, Schatz & Berger
Kanter & Eisenberg
Katten Muchin & Zavis (Chicago and
Washington, D.C.)
Margie Korshak & Associates

LPC Software (a Pitney Bowes company)
LaSalle National Bank
Lucien Lagrange and Associates, Ltd.
Layfer, Cohen & Handelsman
Leisure Care, Inc.
Leisure Technology, Inc.
Levin & Schreder
Gordon Levine & Associates
Jack Levy & Associates

Lewis, Overbeck & Furman
Lifetime Television
Lincoln National Corporation
Lindner, Speers & Reuland
Lipman Hearne
Lord, Bissell & Brook
Lurie Sklar & Simon, Ltd.

MCI
Madden, Jiganti, Moore & Sinars
The Marmon Group
Martin-Brower Company
Maytag
McCormack & Dodge
McCullough, Campbell & Lane
McDermott, Will & Emery
McDonald's Corporation
McFadden & Dillon
Mediqual
Memorex
William M. Mercer Incorporated
Merck & Co., Inc. (El Segundo, Orange County, San
Francisco, CA; Miami, FL; Dublin, OH; Dallas, TX;
Seattle, WA; Scottsdale, AZ)
Middle States Land Company
Herman Miller
Miller, Canfield, Paddock and Stone (Detroit)
Molecular Design
Mosberg & Garwin
Much Shelist Freed Denenberg Ament
& Eiger, P.C.

Namtor, Inc.
National Broadcasting Company
National Education Corporation
Nationwide Insurance
Near North Insurance Agency (and its affiliates
and subsidiaries)
New York Life Insurance
Norcom International Corporation
Norfolk Southern
North American Company for Life and Health
Insurance (Chicago and Philadelphia)
Northern Trust Company
Northwestern Medical Faculty Foundation
Northwestern Memorial Hospital

O'Callaghan & Associates, P.C.
Occidental Chemical
Outdoor Services, Inc.

Paine, Webber, Jackson & Curtis, Inc.
James E. Pancratz, Ltd.
Perseco
Peterson & Ross
Pitney Bowes
Playboy Enterprises, Inc.
Power Contracting & Engineering
Professional Marketers, Inc. (PMI)
Prudential

Putnam Publishing

Quaker Oats

Real Estate Economics Group, Inc.
Real People Ltd.
Research-Cottrell
Rock Island Railroad
Rockwell International
Rollins, Burdick & Hunter
Rosenthal Collins Group
Rotella Capital Management
Rush Home Health Services
Rush-Presbyterian-St. Luke's Medical Center

Sabo & Zahn
St. Regis Paper Company
Saito, Inc.
Sandy Corporation (Troy)
Sargent & Lundy
Schwartz & Freeman
Scott Paper
Second Harvest National Food Bank Network
Security Pacific
Sentry Insurance
Seyfarth, Shaw, Fairweather & Geraldson
Shefsky & Froelich, Ltd.
Sidley & Austin
Silets and Martin, Ltd.
Sirius Partners L.P.
Space, Inc.
The Spencer Foundation
Statistical Tabulating Corp.
Stone Management
Strauss & Troy (Cincinnati)
Swiss Bank Corporation

T.A.S.C.
TTX Company
Tatham, Laird & Kudner
Telenet Communications
Texaco, Inc.
Thomson Consumer Electronics
Times Mirror
Tootsie Roll Industries
Torchia Associates, Inc.
TransUnion Credit

USX Corporation
Union Carbide
United Way
University of Chicago Press
University Orthopaedics and
Rush-Presbyterian-St. Luke's @ River City

Volunteer Network

WBEZ-FM
Walker Interactive Systems
Harvey L. Walner & Associates, Ltd.
Wausau Insurance Companies
Weissman, Smolev & Solow
Willian Brinks Hofer Gilson & Lione, Ltd. (now known as Brinks Hofer Gilson & Lione, P.C.)
Winston & Strawn (Chicago, New York; Washington, DC)

Xerox

The YMCA of the USA
Youth Guidance

Zazove and Progar, P.C.

Strategic Alliance Clients

American Hospital Association
BankBoston
City of Chicago
Compuware Corporation
Cravath, Swaine & Moore
First Penn-Pacific Life Insurance
Hewitt Associates LLC
Hinshaw & Culbertson
IBM Corporation
Merck & Co., Inc.
Nationwide Insurance
North American Company for Life and Health Insurance
Rush-Presbyterian-St. Luke's Medical Center
Wausau Insurance Companies
Winston & Strawn

DEVELOPMENT/PROGRAM MANAGEMENT SERVICES

Development

The development arm of U.S. Equities has been responsible for numerous highly visible projects totaling more than 12.7 million square feet. Completed projects include the $612 million, 1.2 million square foot John H. Stroger, Jr. Hospital of Cook County, including a parking garage and power plant; a 1.1 million square foot corporate headquarters for Compuware in Detroit, including a 4,000 car parking garage; Grand Plaza, a major mixed-use 764-unit apartment complex, including 100,000 square feet of retail space and a 1,000 parking garage in Chicago's River North area; Stony Island Plaza, an urban community shopping center at 95th and Stony Island; Harold Washington Library Center, the nation's largest municipal library; Plaza Escada on Chicago's Magnificent Mile; 20 North Michigan Avenue; One Financial Place, including the Chicago Stock Exchange and the Chicago Board Options Exchange; the Evanston Public Library; the renovation of the Cook County Building; WBEZ Public Radio Station broadcast facility at Navy Pier; The Arts Club of Chicago; the redevelopment of John Hancock Center; the redevelopment of Chicago Union Station; a 500-bed joint facility for American Youth Hostels and Columbia College; a new 90,000 square foot office building for the University of Chicago Press on the University of Chicago's Hyde Park campus; a 400,000 square foot headquarters office building for BankBoston in Buenos Aires, Argentina; a 840,000 square foot BankBoston headquarters office building in Sao Pãulo, Brazil and work with the School of the Art Institute to develop a strategic plan addressing the future real estate needs of the school.

Among projects currently in progress are MetraMarket, a 200,000 square foot specialty food, restaurant and retail market in Chicago's west loop at the Ogilvie Transportation Center; a new headquarters' facility for the Spertus Institute of Jewish Studies which will include a museum, classrooms, offices and archival spaces; a new condo tower and church facilities for the Fourth Presbyterian Church; a new 200,000 square foot headquarters and a new 40,000 square foot center of influence for MB Financial; the renovation and repositioning of Suburban Station in downtown Philadelphia; and the donor enhancement projects for Chicago's Millennium Park, which include the Frank Gehry designed Music Pavilion and pedestrian bridge, the Anish Kapoor sculpture and the Jaume Plensa designed Crown Fountain.

The development group has also worked with the City of Chicago on four major assignments: consultant to the Department of Planning and Development for the redevelopment of the 9-block North Loop area of downtown Chicago and other tax increment financing districts; assisting the Department of General Services with its strategic plan for all of the City's real estate assets; consultant to the City of Chicago during its selection process for a master developer for 108 North State Street formerly referred to as Block 37; and overseer for the Office of Budget and Management of the management of a $50 million Section 108 HUD grant, earmarked for the clean up of sites for industrial redevelopment. U.S. Equities is also the real estate strategic planning consultant to the Chicago Board of Education.

U.S. Equities is noted for its excellence in commercial development. The firm's projects have won numerous awards including:

- **ULI Global Award for Excellence** in 2005 by Urban Land Institute for Millennium Park, Chicago.

- **ULI Award for Excellence** in 2005 by Urban Land Institute for Millennium Park, Chicago.

- **Special Achievement Award** in 2004 by Greater Chicago Commercial Real Estate for Millennium Park, Chicago.

- **Development of the Year Award** in 2003 by Greater North Michigan Avenue Association (GNMAA) for Grand Plaza, Chicago.

- **Special Recognition Award** in 2002 by Greater Chicago Commercial Real Estate for development of John H. Stroger, Jr. Hospital of Cook County.

- **ULI Award for Excellence** in 1999 by Urban Land Institute for the redevelopment of John Hancock Center.

- **ULI Award for Excellence** in 1998 by Urban Land Institute for Harold Washington Library Center.

- **Award of Recognition for New Construction** in 1995 by the Chicago Building Congress for the Evanston Public Library.

- **Developer Of The Year** in 1992 by the National Association of Industrial and Office Parks for the Harold Washington Library, Chicago Union Station and 840 North Michigan Avenue.

- **Developer Of The Year** in 1991 by the *Chicago Sun-Times Commercial Real Estate Awards* for the Harold Washington Library, Chicago Union Station and 840 North Michigan Avenue.

- **Citation of Merit** from *Progressive Architecture* for The Harold Washington Library Center, the nation's largest municipal library.

- **Impact Award** for 1990 by the Chicago Purchasing Council for the Harold Washington Library Center, which had the highest minority impact of any Chicago project.

- **Best New Open Space in Chicago** in 1987 from the Friends of Downtown for the award-winning 52,000 square foot landscaped plaza and sculpture garden at One Financial Place.

- **Renovation Of The Year** in 1986 by the *Chicago Sun-Times Commercial Real Estate Awards* for 20 North Michigan Avenue (the Illinois State Medical Society Building).

- **Development Of The Year** in 1984 by the *Chicago Sun-Times Commercial Real Estate Awards* for One Financial Place. One Financial Place was a South Loop pioneer, converting a derelict railroad station to a new home for the Chicago

Board Options Exchange, the Midwest Stock Exchange, a four star restaurant and the most prestigious new business club in the city, The LaSalle Club.

This group offers a broad range of services and in-house expertise to our clients. Our services are always tailored to our client's need, so that we can continue to provide the highest possible level of service to our clients. The following is a list of development/program management services provided by U.S. Equities.

Real Estate Development	Land Use Planning and Analysis Concept Development Site Selection and Acquisition Market Analysis, Marketing and Leasing Design Management Governmental and Regulatory Approval Management
Financial Services	Feasibility, Modeling, and Reporting Public and Private Financing Financial Markets Analysis and Finance Placement

Development Consulting Clients

City of Arlington Heights
City of Chicago
City of Evanston
City of Hoffman Estates
Cities of Gary, East Chicago and Hammond
City of Waukegan

Fourth Presbyterian Church
Illinois Department of Transportation
IDOT (Mississippi River Bridge Project)
Museum of Science and Industry
School of the Art Institute
Spertus Institute of Jewish Studies

Development Management	Strategic Planning Owner's Representation Contractor Qualification and Selection Contract Formation and Management Budgeting, Cost Control, Reporting and Scheduling Construction Oversight and Administration Affirmative Action Program Oversight
Construction Services	Construction Document Review Bidding Strategy, Bid Package Development, Bid Response Evaluation and Contract Negotiation Value Engineering Budgeting and Cost Estimating Construction Oversight and Quality Control
Build-To-Suit/Design Build Services	Site Selection Programming and Project Design Plans, Specifications and Regulatory Approvals Commissioning and Acceptance

Program Management

Included in the services provided by this division are reviews, analyses of and recommendations about physical plants and facilities, and comprehensive construction and program management services. These services have been provided to hundreds of space users of all sizes, both for space users we represent, and occupants of buildings we manage.

Facilities reviews and analyses are performed on behalf of our clients for a variety of purposes: to assist them in developing plans for upgrading, renovating or retrofitting of facilities, complying with ADA and other code requirements, and developing hazardous materials containment policies, etc.; to advise them on the leasability or salability of properties and enhanced marketability; and to advise them on efficient property utilization. Construction and program management services range from minimal oversight to intense involvement in the design, development, building and construction of projects. Below are brief descriptions of typical construction and program management services we perform:

Facilities Review and Construction Consultation

The professionals in this division act as an adjunct to our consulting group whenever there is a need to perform facilities review. Areas include assessing building operating and structural systems, code compliance, divisibility, space utilization, site adaptability, reconfiguration and construction analyses, and related matters.

Plan Development, Schedule, and Budget

We act as the liaison between the architect/space planner and client in the development of plans for tenant improvements and/or the development of a building. We also assist in the development of realistic schedules and budget, and provide value engineering services.

Bidding

We help decide how projects are to be bid and we review, comment upon and revise bid packages that are delivered to general contractors and subcontractors, holding scope review meetings to assure uniformity and clarity of responses to those bid packages. We subsequently review the contractor submittals and seek clarifications so that all responses may be analyzed on an apples-to-apples basis, analyze all bids and make recommendations based on those analyses.

Construction Monitoring

During the actual construction phase of any project, we act as the mediator of disputes between the architect and general contractor, and conduct periodic inspections of the job sites to determine whether the work is progressing in accordance with the plans.

Punchlist and Post Occupancy

At the completion of construction, we conduct a walk-through with the client, architect and general contractor to create a punchlist of items that need to be corrected or completed and oversee the correction and completion thereof.

The extent of construction-related services and involvement of our development/program management professional staff in any given project depends on the needs of a particular client or the nature of the transaction ultimately negotiated. For example, we have, for some clients, actually developed preliminary specifications for either a build-to-suit development or a speculative high-rise office building in which our client was to be the anchor tenant.

AWARDS

U.S. Equities has received numerous awards and frequent recognition:

- 2005 TOBY Suburban Corporate Facility Award for MB Financial Center, 6111 North River Road, Rosemont, BOMA/Chicago
- 2005 Urban Land Institute Global Award for Excellence, Millennium Park, Chicago
- 2005 Urban Land Institute Award for Excellence, Millennium Park, Chicago
- 2004 Office Broker of the Year, Nancy Pacher, Greater Chicago Commercial Real Estate Awards
- 2004 Greater Chicago Commercial Real Estate Special Achievement Award for Millennium Park, Chicago
- 2004 National Apartment Association (NAA) Paragon Award, Grand Plaza, Chicago
- 2003 Development of the Year Award for Grand Plaza, Chicago, Greater North Michigan Avenue Association (GNMAA)
- 2002 Greater Chicago Commercial Real Estate Special Recognition Award for development of John H. Stroger, Jr. Hospital of Cook County
- 2002 Greater Chicago Commercial Real Estate Special Achievement Award, finalist, for disposition of the Board of Education surplus properties
- 2002-2003 TOBY Historical Building Award for Santa Fe Building, 224 South Michigan Avenue, BOMA/Midwest Region
- 2001 Greater Chicago Commercial Real Estate Special Achievement Award for Community Commitment, Diversity and Outreach through efforts with the Chicago Public Schools and the Chicago Park District
- 2000-2001 TOBY Historical Building Award for Santa Fe Building, 224 South Michigan Avenue, BOMA/Chicago
- 1999 Urban Land Institute Award for Excellence, Renovation, John Hancock Center, Chicago
- 1998 TOBY Renovated Building Award for John Hancock Center, Chicago, BOMA/Midwest Region
- 1998 Urban Land Institute Award for Excellence, Public Project, Harold Washington Library Center, Chicago
- 1998 AIA 25-Year Award for John Hancock Center, Chicago
- 1998 Office Broker of the Year Award, Greater Chicago Commercial Real Estate Awards (successor to the Chicago Sun-Times Commercial Real Estate Awards)
- 1998 Prix d'Excellence, FIABCI, Special Recognition for John Hancock Center redevelopment, Chicago
- 1997 Property Management Company of the Year, finalist, Chicago Sun-Times Commercial Real Estate Awards
- 1997 Tenant Representative of the Year, finalist, Chicago Sun-Times Commercial Real Estate Awards

- 1996 Tenant Representative of the Year, finalist, Chicago Sun-Times Commercial Real Estate Awards
- 1996 Product Representative of the Year Award, Chicago Office Leasing Broker Association (COLBA)
- 1995 AIA 25-Year Award for John Hancock Center, Chicago
- 1995 Property Management Company of the Year Award, Chicago Sun-Times Commercial Real Estate Awards
- 1995 Property Representative of the Year, finalist, Chicago Sun-Times Commercial Real Estate Awards
- 1995 TOBY Corporate Facility Award for 30th Street Station, Philadelphia, BOMA/Mid-Atlantic Region
- 1995 Retail Broker of the Year, finalist, Chicago Sun-Times Commercial Real Estate Awards
- 1994 Suburban Office Property Representative of the Year Award, Chicago Sun-Times Commercial Real Estate Awards
- 1994 Tenant Representative of the Year, finalist, Chicago Sun-Times Commercial Real Estate Awards
- 1994 Development of the Year, finalist, Chicago Sun-Times Commercial Real Estate Awards
- 1994 Property Representative of the Year, finalist, Chicago Sun-Times Commercial Real Estate Awards
- 1992 Developer of the Year, National Association of Industrial and Office Parks (NAIOP), Chicago Chapter
- 1991 Development of the Year Award, Chicago Sun-Times Commercial Real Estate Awards
- 1991 Citation of Merit, Progressive Architecture, Harold Washington Library Center, Chicago
- 1990 Impact Award for Harold Washington Library Center, Chicago Purchasing Council
- 1988 Office Broker of the Year Award, Chicago Sun-Times Commercial Real Estate Awards
- 1987 Office Broker of the Year Award, Chicago Sun-Times Commercial Real Estate Awards
- 1985 Renovation of the Year Award, Chicago Sun-Times Commercial Real Estate Awards
- 1984 Development of the Year Award, Chicago Sun-Times Commercial Real Estate Awards
- 1983 Best Structure Award, Consulting Engineers Council of Illinois
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The company's projects also have been recognized by major awards from such prestigious groups as the Chicago Building Congress, Friends of Downtown, the Brick Institute, the Stone Institute and *Progressive Architecture* magazine. A 1994/95 poll of the Commercial Real Estate Organization (CREO) named U.S. Equities as Chicago's number-one brokerage and property leasing firm.

PROFESSIONAL, CIVIC AND COMMUNITY INVOLVEMENT

Members of U.S. Equities' professional staff are actively involved in local, regional and national real estate groups and hold leadership positions in the following organizations:

- Building Owners and Managers Association (BOMA)
- Chicago Office Leasing Brokers Association (COLBA)
- Commercial Real Estate Organization (CREO)
- Institute of Real Estate Management (IREM)
- International Association of Corporate Real Estate Executives (NACORE)
- International Development Research Council (IDRC)

- International Facility Management Association (IFMA)
- Lambda Alpha International
- ONCOR International
- Society of Industrial and Office Realtors (SIOR)
- Urban Land Institute (ULI)

Executives of the firm demonstrate their commitment to the city through active participation in numerous institutional, civic, community and charitable organizations and hold board and volunteer positions for the following organizations:
Chicago Architecture Foundation

- Chicago Bar Foundation
- Chicago Chamber of Commerce
- Chicago Development Council
- Chicago Plan Commission
- Chicago Urban League Development Corporation
- Children's Memorial Hospital – The Woman's Board
- Columbia College
- DePaul University, Real Estate Center
- Greater North Michigan Avenue Association
- Leadership Greater Chicago
- Museum of Contemporary Art
- North Central College
- Northwestern University Kellogg Graduate School of Management
- Rush Medical School
- Rush-Presbyterian-St. Luke's Medical Center
- Sculpture Chicago
- The Chicago Network
- The School of the Art Institute of Chicago
- U.S. Committee for UNICEF/Chicago
- Women's Business Development Center
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In addition to his many business interests, Chairman Bob Wislow is a leader in community and civic affairs. He is the first real estate entrepreneur to serve as the Chairman of the Chicagoland Chamber of Commerce where he chaired the Chamber's Economic Development Committee for the past four years. Noteworthy recognitions include the 2002 Award of Honor from the Chicago Building Congress for significant contributions to the building industry and the 1997 COLBY Humanitarian Award, which is issued by COLBA, one of the city's prominent commercial real estate organizations, to a leading individual for his/her outstanding charitable and not-for-profit contributions. As co-chair of the Chicago Development Council, he played an important role in the successful campaign to repeal the 1987 lease tax imposed on office-space users, introduced a progressive new income tax formula to the Illinois legislature in 1988 and twice testified on the City of Chicago's behalf before the U.S. Congress on a proposed light-rail system. Additionally, he was appointed by Mayor Richard Daley to serve on the Metra Commuter Rail Board, the Mayor's Fellows Program and the Financial Research and Advisory Council.

BUSINESS PHILOSOPHY

U.S. Equities has stayed committed to hiring the most experienced people possible and providing them with an atmosphere in which they can work and grow together as a team and in which their success is our success.

The visions, values and goals which guide our firm and set the direction for everything we do are as follows:

- the pursuit of excellence and integrity;
- the absolute commitment to maintain the highest degree of honesty and ethical standards;
- the belief that the ultimate measure of organizational success is in the degree of client satisfaction with the work product;
- the delivery of service through the creation and maintenance of multi-disciplined project teams designed around the requirements of a particular client or group of clients;
- the creation of an integrated business relationship between our client and us; and the utmost respect for the individual.

The principals of U.S. Equities, inspired by the vision and values set forth above, created the following mission statement which forms the foundation for our company's business philosophy.

MISSION STATEMENT

- provide the best possible service to our clients, remembering that our client's interests always come first;
- create and maintain a reputation as the most professional organization in our industry by achieving excellence in everything we do;
- strive to recruit the best people and provide these people with an enjoyable, productive and stimulating work environment;
- encourage and foster teamwork;
- control growth to ensure that we are large enough to undertake any project and yet small enough to maintain the intimacy, loyalty and camaraderie we have developed and treasure; and
- maintain the highest degree of integrity and honesty.

Part of the reason we are able to maintain our high standards, and continue to provide high-quality work and in-depth services to all of our clients is that all important decisions at the company are made by or in consultation with the firm's principals.

In a company of our size, all of our employees are important. We carefully recruit and screen all applicants. We pay all of our professional and support staff salaries and bonuses commensurate with the quality of work we expect them to deliver. From the doorman to the chairman, we spend a great deal of time developing an esprit de corps, inspiring loyalty and commitment to our mission from everyone at U.S. Equities.